

2024

Annual
Report

DELIVERING THE



 HII

Vision: Be the global leader in advancing national security and driving sustained value and opportunity for our customers, employees, shareholders, communities and suppliers, in accordance with our values.

Mission: To deliver the world's most powerful ships and all-domain solutions in service of the nation, creating the advantage for our customers to protect peace and freedom around the world.

Values: Integrity, Safety, Respect, Engagement, Responsibility and Performance

ADVANTAGE

HII IS A GLOBAL, ALL-DOMAIN DEFENSE PROVIDER.

AS THE NATION'S LARGEST MILITARY SHIPBUILDER, AND WITH A MORE THAN 135-YEAR HISTORY OF ADVANCING U.S. NATIONAL SECURITY, HII DELIVERS CRITICAL CAPABILITIES EXTENDING FROM SHIPS TO UNMANNED SYSTEMS, CYBER, ISR, AI/ML AND SYNTHETIC TRAINING. HEADQUARTERED IN VIRGINIA, HII'S WORKFORCE IS 44,000 STRONG. FOR MORE INFORMATION, VISIT HII.COM.



INGALLS SHIPBUILDING
A DIVISION OF HII



NEWPORT NEWS SHIPBUILDING
A DIVISION OF HII



MISSION TECHNOLOGIES
A DIVISION OF HII

DEAR FELLOW
SHAREHOLDER

WE WILL REMEMBER 2024 AS A YEAR WE ACHIEVED IMPORTANT MILESTONES, AFFIRMED THE ALIGNMENT OF OUR PORTFOLIO WITH OUR CUSTOMERS' NEEDS, AND POSITIONED THE COMPANY FOR IMPROVED OPERATIONAL PERFORMANCE.

For 2024, we recorded $11.5 billion in revenue and $12.1 billion in new contract awards, bringing our total backlog to $48.7 billion.

The demand for our products and services — from our nuclear-powered aircraft carriers and submarines, to our surface combatants, to our all-domain advanced technology solutions — continues to grow. To meet those needs, we are continuing to pursue innovative contracting approaches that incentivize greater investments in our workforce, facilities and technology. Over the years, we have committed to generating growth, managing risk and delivering strong returns. These remain our top shareholder priorities.

Our shipbuilding milestones in 2024 reflect our continued focus on meeting our contractual commitments to our customers throughout each of our programs. Our shipbuilding milestones in 2024 include:

- Ingalls Shipbuilding delivered amphibious transport dock USS *Richard M. McCool, Jr.* (LPD 29) to U.S. Navy.
- Ingalls launched *San Antonio*-class amphibious transport dock *Harrisburg* (LPD 30).
- Ingalls authenticated the keel of *Arleigh Burke*-class Flight III destroyer *Sam Nunn* (DDG 133).
- Newport News Shipbuilding delivered *Virginia*-class submarine USS *New Jersey* (SSN 796) to the U.S. Navy.
- NNS redelivered *Virginia*-class submarine USS *Montana* (SSN 794) to U.S. Navy following its post-shakedown availability.

- NNS delivered the first *Columbia*-class ballistic missile submarine stern to GD Electric Boat.
- NNS christened *Virginia*-class submarine Arkansas (SSN 800).
- NNS moved *Ford*-class aircraft carrier *Enterprise* (CVN 80), enabling construction of two aircraft carriers at once in the same dry dock.
- NNS completed dry dock work for the refueling and complex overhaul on *Nimitz*-class aircraft carrier USS *John C. Stennis* (CVN 74).
- NNS launched *Virginia*-class submarine *Massachusetts* (SSN 798).

Our execution on current contracts also led to opportunities for new work. Ingalls was awarded a $9.6 billion multi-ship procurement contract to build three *San Antonio*-class amphibious transport docks, and a contract modification for the next *America*-class large-deck amphibious assault ship. The combined procurement is the first of its kind for amphibious ships. NNS also won an advanced planning contract with potential value over $900 million for the refueling and complex overhaul of USS *Harry S. Truman* (CVN 75).

Mission Technologies secured awards with a total contract value of over $12 billion in 2024, continuing its strong track record of top-line growth and margin expansion.

$11.5 Billion

ANNUAL REVENUE

$48.7 Billion

BACKLOG



Among the division wins:

- Awarded $6.7 billion contract to provide electronic warfare engineering and technical services support for the U.S. Air Force.
- Awarded $3 Billion LOGIX contract to support national defense.
- Awarded $458 Million contract to modernize IT architecture for U.S. Department of Defense.
- Awarded $305 Million contract to protect U.S. regional interests in the Republic of Korea.
- Awarded $209 Million contract to support U.S. Air Force weapons systems development and sustainment.
- Awarded $197 Million contract to support Joint Force readiness.
- Awarded CHIPS and Science Act microelectronics technical project.

During the year, we announced the reorganization of Mission Technologies into four groups, down from the previous six business units, simplifying the division's structure around key growth initiatives thereby reducing operational costs and enhancing competitiveness. This more efficient alignment of the portfolio, talent, and resources supports continued long-term business growth.

We are also strengthening our participation in the tri-lateral AUKUS security agreement between the United States, United Kingdom and Australia. We see Pillar I of AUKUS — in which Australia acquires conventionally armed, nuclear-powered submarines — as a $250 billion opportunity over the next 30 years, and Pillar II aligns with our core capabilities in Mission Technologies.

In 2024, we entered into a definitive agreement to acquire substantially all of the assets of W International, a South Carolina-based advanced metal fabricator, allowing us to accelerate throughput at NNS in support of the U.S. Navy and AUKUS.

We are confident in our ability to work through the current challenges facing companies across the globe, and we will continue to drive performance improvement in our shipyards, expand capacity and throughput, and secure equitable contract solutions that address our current economic and production environment.

At HII, our workforce of 44,000 is disciplined and dedicated to our mission: To deliver the world's most powerful ships and all-domain solutions in service of the nation, creating the advantage for our customers to protect peace and freedom around the world. We unite under our mission and values, knowing that when we win, we do it the right way. That's why HII remains on the *Forbes* list of America's Best Large Employers and why we are a top employer of military veterans.

ON BEHALF OF YOUR COMPANY, THANK YOU FOR YOUR SUPPORT OF HII'S VITAL MISSION.

Kirkland H. Donald

ADMIRAL KIRKLAND H. DONALD
U.S. Navy (Ret.)
Chairman of the Board

Chris Kastner

CHRIS KASTNER
President and CEO

A YEAR OF PROVEN
ACCOMPLIS

($ in millions, except per share amounts)	2024	2023
Sales and Service Revenues	$ 11,535	$ 11,454
Operating Income	535	781
Segment Operating Income[1]	573	842
Segment Operating Margin[1]	5.0%	7.4%
Diluted EPS	13.96	17.07
Net Cash Provided by Operating Activities	393	970
Free Cash Flow[2]	40	692

(1) Segment operating income and segment operating margin are non-GAAP financial measures that exclude operating FAS/CAS adjustment and non-current state income taxes. Please see the page that precedes the back cover of this report for a reconciliation of these measures to GAAP.

(2) Free cash flow is a non-GAAP financial measure defined as net cash provided by operating activities less capital expenditures net of related grant proceeds. Please see the page that precedes the back cover of this report for a reconciliation of these measures to GAAP.

CVN 74
NNS Completed Dry Dock Work for Aircraft Carrier USS *John C. Stennis* (CVN 74) Refueling and Complex Overhaul



DDG 133
Ingalls Shipbuilding Authenticated Destroyer *Sam Nunn* (DDG 133) Keel



CVN 80
NNS Moved Aircraft Carrier *Enterprise* (CVN 80) for First Time, Enabling Construction of Two Aircraft Carriers at Once



SSN 800
NNS Christened Fast-Attack Submarine *Arkansas* (SSN 800)



SSN 798
NNS Launched Fast-Attack Submarine *Massachusetts* (SSN 798)



HMENTS

NNS Delivered
First *Columbia*-Class
BALLISTIC MISSILE SUBMARINE STERN



SSN 794
NNS Redelivered
Fast-Attack Submarine
USS *Montana* (SSN 794)
to U.S. Navy Following
Post-Shakedown
Availability



LPD 29
Ingalls Shipbuilding
Delivered Amphibious
Transport Dock USS
Richard M. McCool, Jr.
(LPD 29) to U.S. Navy



SSN 796
NNS Delivered
Fast-Attack
Submarine
USS *New Jersey*
(SSN 796) to
U.S. Navy



LPD 30
Ingalls Shipbuilding
Launched Amphibious
Transport Dock
Harrisburg (LPD 30)



2024 CONTRACTS

INGALLS Awarded Amphibious Multi-Ship Procurement Contracts Valued at *$9.6 Billion*

MISSION TECHNOLOGIES Awarded *$3 Billion LOGIX Contract* to Support National Defense

NNS Awarded *$913 Million Advanced Planning Contract* for Aircraft Carrier USS *Harry S. Truman* (CVN 75) Refueling and Complex Overhaul

MISSION TECHNOLOGIES Awarded *$458 Million Contract* to Modernize IT Architecture for U.S. Department of Defense

MISSION TECHNOLOGIES Awarded *$305 Million Contract* to Protect U.S. Regional Interests in the Republic of Korea

MISSION TECHNOLOGIES Awarded *$209 Million Contract* to Support U.S. Air Force Weapons Systems Development and Sustainment

MISSION TECHNOLOGIES Awarded *$197 Million Contract* to Support Joint Force Readiness

MISSION TECHNOLOGIES Awarded CHIPS and Science Act Microelectronics *Technical Project*

HII Awarded *$197 Million Contract* to Research and Develop Technology Enhancements for U.S. Army Combat Vehicle Fleet

INVESTING FOR OUR FUTURE
WORKFORCE AND FACILITIES

OUR WORKFORCE

HII is a people-centric business, and investing in our workforce continues to be core to our success.

We are taking new and innovative approaches to hire new employees, develop our existing talent pool and incentivize our employees so they better connect to the mission of serving the national defense.

Across the company, HII invests more than $110 million a year in workforce development, education and training initiatives, including:

- Apprenticeship programs at each of our divisions.
- Academic partnerships with two- and four-year colleges and universities as well as regional pre-hire training programs.
- Science, technology, engineering and math (STEM) investments in elementary, middle and high schools.

LARGEST INDUSTRIAL EMPLOYER IN BOTH MISSISSIPPI AND VIRGINIA



7,000+ ENGINEERS AND DESIGNERS

15% VETERANS

HII remains on *Forbes'* lists of Best Large Employers and Best Employers for Veterans





TECHNOLOGY & FACILITIES

Whether it's augmented reality apps to improve worker safety, smart welding machines for our craft personnel or machine learning for our buyers, all of our strategic investments aim to make each worker more efficient and proficient at their jobs.

- Accelerating Learning: Shipbuilding teams are participating in innovative craft learning centers as well as virtual and augmented reality training cells.
- Artificial Intelligence: Data analytics and pilot projects utilizing artificial intelligence find faster solutions to material delivery delays and mitigate their impacts to ship assembly schedules.
- Digital Twins: Allow the engineers to solve problems in the lab before we install solutions on this ship.
- Data Analytics: We are using data analytics to find potential employees opportunities to make their carriers more fulfilling. Once they are hired, we're retaining them by conducting surveys and soliciting feedback to learn about opportunities to make them more fulfilled with their careers.

Expanding Our Capacity: In December 2024, HII announced an agreement to acquire the assets of W International, a South Carolina-based complex metal fabricator specializing in the manufacture of shipbuilding structures, modules and assemblies. HII completed the transaction in January 2025. The facility operates under Newport News Shipbuilding and includes about 500 workers and more than 480,000 square feet of manufacturing space.

Investing in Our Suppliers: We deploy engineers or quality assurance personnel, buyers, project managers and other personnel to assist suppliers in ways that improve their performance, processes and their hiring practices. This investment ensures we receive materials to build ships on time.

Investing in Efficiency: The investments in fixture based manufacturing through the use of Segment Assembly Machine (SAM) fixtures is proving to be effective. When NNS employees evacuated the stern of the second-in-class Columbia ballistic missile submarine from the SAM fixture, it was 22% more complete than the first-in-class ship's stern. Once the Joint Manufacturing and Assembly Facility is completed in 2026, it will have more than 560,000 square feet of covered manufacturing space with four SAM fixtures.



1,400+ MASTER SHIPBUILDERS WORKING AT NEWPORT NEWS SHIPBUILDING AND INGALLS SHIPBUILDING WHO HAVE BEEN WITH THE COMPANY FOR **40 OR MORE YEARS**

MISSION TECHNOLOGIES

MISSION TECHNOLOGIES CELEBRATED A RECORD YEAR IN 2024, HAVING BOOKED MORE THAN $12 BILLION IN NEW CONTRACTS INCLUDING:

$3 Billion

LOGIX CONTRACT TO
SUPPORT NATIONAL DEFENSE

$6 Billion

CONTRACT TO PROVIDE ELECTRONIC
WARFARE ENGINEERING AND TECHNICAL
SERVICES SUPPORT FOR THE U.S. AIR FORCE



+325%

Mission
Technologies
Revenue
($ in millions)

$2,937

$691

2016   2024

1.33x

BOOK TO BILL IN FY24



IN 2024, MISSION TECHNOLOGIES CONSOLIDATED ITS OPERATIONAL GROUPS TO OPTIMIZE FOR CONTINUED LONG-TERM GROWTH



ALL-DOMAIN OPERATIONS

C5ISR operations; platforms and logistics support; and intelligence analysis



GLOBAL SECURITY

Live, virtual, constructive (LVC) solutions; fleet sustainment; nuclear and environmental services; and Australia business



WARFARE SYSTEMS

Cyber and mission IT; electronic warfare; and C5ISR systems



UNCREWED SYSTEMS

Unmanned underwater vehicles (UUVs); unmanned surface vehicles (USVs); and autonomy software

> I'm confident these changes will make us even more competitive, improve the quality of our services for our customers, and ensure the long-term health of our business.

ANDY GREEN
Executive Vice President of HII and President of Mission Technologies

ALIGNING WITH AUKUS

HII HAS A PROVEN TRACK RECORD OF SAFELY AND EFFICIENTLY BUILDING THE BEST SUBMARINES IN THE WORLD FOR OUR U.S. NAVY CUSTOMER, AND DELIVERING ADVANCED ALL-DOMAIN MILITARY CAPABILITIES FOR AMERICA AND ITS ALLIES AND PARTNERS.

Pillar I:

HII is strengthening our efforts that will enable Australia to acquire, support, and maintain a nuclear-powered, conventionally armed submarine fleet and the necessary ancillary infrastructure, workforce development, and supplier uplift activities.

Newport News Shipbuilding is uniquely positioned to play a significant role in Australia's pursuit of *Virginia*-class submarines.

Mission Technologies possesses the disciplined nuclear operations talent and capability to support Australia's growing nuclear support environment.

Pillar II:

Our extensive expertise in advanced cyber and electronic warfare, artificial intelligence, autonomy and undersea capabilities, C5ISR operations, and nuclear shipbuilding expertise is being used to support AUKUS Pillar II.

Pillar II of the AUKUS agreement fits well within HII's Mission Technologies skillset:
- Advanced cyber
- Artificial intelligence
- Autonomy
- Data sharing
- Defense innovation
- Electronic warfare
- Undersea capabilities

Cross Pillar Opportunities:

We have a strong position for cross-pillar opportunities such as:
- Crewed-uncrewed undersea capabilities
- Live, virtual, constructive training
- Predictive maintenance





HII IS PREPARED TO **LEVERAGE OUR LONGSTANDING EXPERTISE** IN NUCLEAR SHIPBUILDING AND DEFENSE TECHNOLOGIES, AND OUR PRESENCE IN CANBERRA, AUSTRALIA, IN SUPPORT OF AUKUS

Creating Global AUKUS Partnerships

HII is committed to nurturing strong relationships with suppliers and partners in Australia whose products, services and capabilities advance our customers' missions and meet our strategic business objectives. Through this coalition of suppliers and partners, HII has developed an agile industrial base that delivers world-class performance.

Headquartered in Canberra, HII Australia is leveraging HII's proven track record in construction of nuclear-powered submarines, advanced technologies, and infrastructure development including workforce and supply chain, in support of the Australia, United Kingdom, and United States (AUKUS) security partnership.

HII Australia provides maintenance, modernization, unmanned systems development, engineering, design, logistics, prototyping, software development, network and database management, as well as end-to-end training solutions.

HII is working with Australian industry and academic institutions to collaborate on the development of a workforce in Australia to support the AUKUS agreement. This workforce will require the education of thousands of qualified Australian engineering, maritime and nuclear trade and professional workers to support the nation's nuclear-powered submarine enterprise through its lifecycle, beginning with infrastructure, sustainment and supply chain development.

HII is the founding member of the AUKUS Workforce Alliance (AWA), a dedicated partnership committed to preparing a skilled workforce in support of all steps of Australia's optimal pathway to sovereign nuclear-powered submarines.

SUSTAINABILITY

OUR GOVERNANCE STRUCTURE STARTS WITH OVERSIGHT FROM THE BOARD AND ITS COMMITTEES, WHICH HAVE ALLOCATED RESPONSIBILITY FOR EACH OF HII'S INDIVIDUAL SUSTAINABILITY FOCUS AREAS.

Internal sustainability governance includes leadership and direction from our Chief Sustainability Officer, with support from our Corporate Sustainability Committee and senior leadership; day-to-day management by a team of director-level subject matter experts; and execution and performance tracking by cross-divisional tiger teams.

The maturation of our sustainability program is evident in several key areas:

Progress Towards Goals
We have set and are actively working towards ambitious sustainability targets, demonstrating our commitment to continuous improvement.

Health & Safety Goals
The addition of Health & Safety Goals underscores our dedication to the well-being of our employees and the communities we serve.

Human Rights Policy
Implementing a Human Rights Policy highlights our commitment to ethical practices and respect for human rights across our operations.

CDP Questionnaire
Our participation in the CDP Questionnaire helps us benchmark our performance and identify areas for improvement in our environmental impact.

Enhanced GHG Emissions Processes
We have enhanced our processes and controls for greenhouse gas (GHG) emissions collection, calculation, and reporting, ensuring accuracy and reliability.

Limited Assurance
Obtaining Limited Assurance for our GHG emissions data demonstrates our commitment to transparency and accountability.

Climate Disclosure Report
In 2023, we published our first Climate Disclosure Report, outlining our strategies, actions, and progress in addressing climate-related risks and opportunities.

Annual Sustainability Reporting
We have published three Sustainability Reports (in November 2022, April 2023, and April 2024) since launching our sustainability program in March 2022, reflecting our ongoing commitment to transparency.





Company Values

HII is an active corporate partner in the communities where we do business and dedicated to being a workplace of choice, recognized by *Forbes* as one of America's best large employers three years in a row. Every day we make a commitment and hold ourselves accountable to doing the right thing and meeting the highest standards of ethics, compliance and integrity.

Integrity, respect, responsibility, safety, performance and engagement are the foundation of our work, guiding our actions and decisions to demonstrate the highest standards of professional and ethical behavior.

Together, we are united by our mission in service of the success of our people, the security of our nation and the future of freedom around the world.



2024

FORM 10-K

HII



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-34910

HUNTINGTON INGALLS INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**90-0607005**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4101 Washington Avenue, Newport News, Virginia 23607
(Address of principal executive offices and zip code)

(757) 380-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock	HII	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 28, 2024, the aggregate market value (based upon the closing price of the stock on the New York Stock Exchange) of the registrant's common stock held by non-affiliates was approximately $9,671 million.

As of January 31, 2025, 39,130,163 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the registrant's Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Rule 14A for the registrant's 2025 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.



TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

History and Organization

Huntington Ingalls Industries, Inc. ("HII", the "Company", "we", "us", or "our") is a global, all-domain defense partner, building and delivering the world's most powerful, survivable naval ships and technologies that safeguard America's seas, sky, land, space, and cyber. For more than a century, our Ingalls Shipbuilding segment ("Ingalls") in Mississippi and Newport News Shipbuilding segment ("Newport News") in Virginia have built more ships in more ship classes than any other U.S. naval shipbuilder, making us America's largest shipbuilder. Our Mission Technologies segment develops integrated technology solutions and products that enable today's connected, all domain force. Headquartered in Newport News, Virginia, we employ over 44,000 people domestically and internationally.

We conduct most of our business with the U.S. Government, primarily the Department of Defense ("DoD"). As prime contractor, principal subcontractor, team member, or partner, we participate in many high-priority U.S. defense programs. Ingalls includes our non-nuclear ship design, construction, repair, and maintenance businesses. Newport News includes all of our nuclear ship design, construction, overhaul, refueling, and repair and maintenance businesses. Our Mission Technologies segment provides a wide range of services and products, including command, control, computers, communications, cyber, intelligence, surveillance, and reconnaissance systems and operations; the application of artificial intelligence and machine learning to battlefield decisions; defense and offensive cyberspace strategies and electronic warfare; uncrewed autonomous systems; live, virtual, and constructive training solutions; fleet sustainment; and critical nuclear operations.

Ingalls

Through our Ingalls segment, we design and construct non-nuclear ships for the U.S. Navy and U.S. Coast Guard, including amphibious assault ships, expeditionary warfare ships, surface combatants, and national security cutters ("NSC"). We are the sole builder of amphibious assault ships and one of two builders of surface combatants for the U.S. Navy. We are the sole builder of large multi-mission NSCs for the U.S. Coast Guard. Our Ingalls segment is located in Pascagoula, Mississippi on 800 acres along the Pascagoula River.

Amphibious Assault Ships

We construct amphibious assault ships and expeditionary warfare ships for the U.S. Navy, which include U.S. Navy large deck amphibious assault ships ("LHA") and amphibious transport dock ships ("LPD"), respectively. The LHA is a key component of the Department of the Navy's requirement for Expeditionary Strike Groups/Amphibious Readiness Groups, and design, construction, and modernization of LHAs are core to our Ingalls operations. In 2007, we were awarded the construction contract for USS *America* (LHA 6), the first in a class of enhanced amphibious assault ships designed from the keel up to be an aviation optimized Marine assault platform. We are currently constructing *Bougainville* (LHA 8) and *Fallujah* (LHA 9). In 2023, we were awarded a long-lead-time material contract for *Helmand Province* (LHA 10), and in 2024, we were awarded a contract modification for the detail design and construction of *Helmand Province* (LHA 10).

The LPD program is a long-running production program of expeditionary warfare ships. We delivered USS *Fort Lauderdale* (LPD 28) in 2022 and *Richard M. McCool Jr.* (LPD 29) in 2024. We are currently constructing *Harrisburg* (LPD 30), and *Pittsburgh* (LPD 31). In 2023, we were awarded a contract to construct *Philadelphia* (LPD 32). In 2024, we were awarded a multi-ship procurement contract for the construction of *Travis Manion* (LPD 33), LPD 34 (unnamed), and LPD 35 (unnamed).

Surface Combatants

We are a design agent for, and one of only two companies that constructs, *Arleigh Burke* class guided missile destroyers ("DDG"), a class of surface combatant. We have delivered 35 *Arleigh Burke* class (DDG 51) destroyers to the U.S. Navy, including USS *Jack H. Lucas* (DDG 125) in 2023, USS *Lenah H. Sutcliffe Higbee* (DDG 123) in 2022, and USS *Frank E. Petersen Jr.* (DDG 121) in 2021. In 2018, we were awarded a multi-year contract for construction of six *Arleigh Burke* class (DDG 51) destroyers and, in 2020,a contract to construct an additional

Arleigh Burke class (DDG 51) destroyer. In 2023, we were awarded a multi-year contract for construction of six more *Arleigh Burke* class (DDG 51) destroyers, as well as the first option ship, for a total of seven ships. We are currently constructing *Ted Stevens* (DDG 128), *Jeremiah Denton* (DDG 129), *George M. Neal* (DDG 131), *Sam Nunn* (DDG 133), and *Thad Cochran* (DDG 135).

National Security Cutters

The U.S. Coast Guard's recapitalization program is replacing aging and operationally expansive ships and aircraft used to conduct missions in excess of 50 miles from the shoreline. The flagship of this program is the *Legend* class NSC, a multi-mission platform we designed and continue to build. In 2018, we were awarded long-lead-time material and construction contracts for *Calhoun* (NSC 10), which was delivered to the U.S. Coast Guard in 2023.

Newport News

The core business of our Newport News segment is designing and constructing nuclear-powered aircraft carriers and submarines, and the refueling and overhaul and the inactivation of nuclear-powered aircraft carriers. Our Newport News shipyard is located on approximately 550 acres near the mouth of the James River, which adjoins the Chesapeake Bay.

Design, Construction, Refueling and Complex Overhaul, and Inactivation of Aircraft Carriers

Engineering, design, and construction of U.S. Navy nuclear aircraft carriers ("CVN") are core to Newport News operations. Aircraft carriers are the largest ships in the U.S. Navy's fleet, with a displacement of over 90,000 tons. Newport News has designed and built more than 31 aircraft carriers for the U.S. Navy since 1933, including all ten *Nimitz* class (CVN 68) aircraft carriers currently in active service, as well as the first ship of the next generation *Gerald R. Ford* class (CVN 78) aircraft carriers.

We delivered USS *Gerald R. Ford* (CVN 78), the first aircraft carrier of the *Gerald R. Ford* class to the U.S. Navy in 2017. Beginning in 2009, we received contract awards totaling $8.8 billion for construction preparation, detail design, and construction of the second *Gerald R. Ford* class (CVN 78) aircraft carrier, *John F. Kennedy* (CVN 79). In addition, we have received contract awards valued at $15.3 billion for detail design and construction of the *Gerald R. Ford* class (CVN 78) aircraft carriers, *Enterprise* (CVN 80) and *Doris Miller* (CVN 81).

We continue to be the exclusive prime contractor for nuclear aircraft carrier refueling and complex overhaul ("RCOH"). Each RCOH takes nearly four years to complete, with the work accounting for approximately 35% of all maintenance and modernization during an aircraft carrier's 50 year service life. RCOH services include propulsion work (refueling of reactors; propulsion plant modernization; and propulsion plant repairs), restoration of service life (dry docking, tank, and void maintenance; hull, shafting, propellers, and rudders; launch and recovery system; piping repairs; and component refurbishment), and modernization (electrical systems; aviation support systems; warfare; interoperability; and environmental compliance). We provide ongoing maintenance services for the U.S. Navy aircraft carrier fleet through both RCOH and fleet support services worldwide.

USS *George Washington* (CVN 73) was redelivered to the U.S. Navy in 2023 after completion of its RCOH, and we are currently performing the RCOH of USS *John C. Stennis* (CVN 74). We believe our current position as the exclusive designer and builder of nuclear-powered aircraft carriers, our RCOH performance on the first seven *Nimitz* class (CVN 68) carriers, our highly trained workforce, the capital-intensive nature of RCOH work, and high barriers to entry due to required nuclear expertise position us well for RCOH contract awards on the remaining *Nimitz* class (CVN 68) carriers, as well as future RCOH work on *Gerald R. Ford* class (CVN 78) aircraft carriers.

Aircraft carriers have a lifespan of approximately 50 years, and we believe the ten *Nimitz* class (CVN 68) carriers we delivered that are currently in active service, as well as *Gerald R. Ford* class (CVN 78) aircraft carriers, present significant opportunities for inactivation contracts as they reach the end of their lifespans. We believe we are well positioned to be the U.S. Navy's shipyard of choice for these contract awards.

Design and Construction of Nuclear-Powered Submarines

We are one of only two companies in the United States currently capable of designing and building nuclear-powered submarines for the U.S. Navy. Newport News has delivered 64 submarines to the U.S. Navy since 1960, comprised of 50 fast attack and 14 ballistic missile submarines. Our nuclear submarine program, located at our Newport News shipyard, includes construction, engineering, design, research, and integrated planning.

Virginia Class (SSN 774) Submarines

We have a teaming agreement with Electric Boat Corporation ("Electric Boat"), a division of General Dynamics Corporation ("General Dynamics"), to build *Virginia* class (SSN 774) fast attack nuclear submarines. Under the teaming arrangement, we build the stern, habitability and machinery spaces, torpedo room, sail, and bow, while Electric Boat builds the engine room, control room, and pressure hull structure. Work on the reactor plant and the final assembly, test, outfit, and delivery of the submarines to the U.S. Navy alternates between Electric Boat and us.

The four submarines of the first block, six submarines of the second block, and eight submarines of the third block of *Virginia* class (SSN 774) submarines have been delivered. In 2014, the team was awarded a construction contract for the fourth block of ten *Virginia* class (SSN 774) submarines, which contemplated production of two submarines per year. The first submarine of the Block IV contract was delivered in 2020, and five more submarines have been delivered through 2024. The remaining four boats of the Block IV contract are in the final assembly and test phases of construction.

In 2019, the team was awarded a construction contract for the fifth block of nine *Virginia* class (SSN 774) submarines, and, in 2021, an option for a 10th submarine was exercised, continuing the two submarines per year production rate. Ten of the Block V boats are in manufacturing and outfitting stages of construction.

In 2023, the team was awarded a contract modification for advance procurement for long lead-time material in support of two additional Block V boats, bringing the total Block V boats to 12. In 2023 and 2024, the team received contract awards for advance procurement of long-lead-time material in support of all ten Block VI boats.

Columbia Class (SSBN 826) Submarines

Newport News is participating in the design and construction of the *Columbia* class (SSBN 826) nuclear ballistic missile submarines ("SSBN") as a replacement for the current aging *Ohio* class submarines, which were first introduced into service in 1981. The *Columbia* class (SSBN 826) program currently anticipates 12 new ballistic missile submarines. We perform design work as a subcontractor to Electric Boat, and we have entered into a teaming agreement with Electric Boat to build modules for the entire *Columbia* class (SSBN 826) submarine program that leverages our *Virginia* class (SSN 774) experience. Contract award for the first two *Columbia* class submarines (SSBN 826 and SSBN 827) and construction start of the first *Columbia* class (SSBN 826) submarine occurred in late 2020. In 2023, we were awarded a contract modification for long-lead-time material and advance construction in support of five additional *Columbia* class (SSBN 826) boats, also referred to as Build II of the class.

Naval Nuclear Support Services

Newport News provides additional services to and in support of the U.S. Navy, ranging from services supporting the Navy's carrier and submarine fleets to maintenance services at U.S. Navy training facilities. Fleet support services include design, construction, maintenance, and disposal activities for in-service U.S. Navy nuclear ships worldwide through mobile and in-house capabilities. We also provide maintenance services on nuclear reactor prototypes, such as those at the Kenneth A. Kesselring Site, a research and development facility in New York that supports the U.S. Navy, which were completed in 2024.

Mission Technologies

Our Mission Technologies segment is organized into four groups, All-Domain Operations, Warfare Systems, Global Security, and Uncrewed Systems, and specializes in a wide range of services and products across our capabilities. Capabilities including command, control, computers, communications, cyber, intelligence, surveillance, and reconnaissance systems and operations; the application of artificial intelligence and machine learning to battlefield decisions; defense and offensive cyberspace strategies and electronic warfare; uncrewed autonomous systems; live, virtual, and constructive training solutions; fleet sustainment; and critical nuclear operations.

Command, control, computers, communications, cyber, intelligence, surveillance, and reconnaissance ("C5ISR")

Designs, develops, integrates, and manages the sensors, systems, and other assets necessary to support integrated C5ISR operations and accelerated decision-making. These business activities provide data fusion and mission management capabilities for the DoD, the combatant commands, and the intelligence community.

Cyber and electronic warfare ("CEW&S")

Works within our nation's intelligence and cyber operations communities to defend U.S. interests in cyberspace and anticipate emerging threats. Our capabilities in cybersecurity, network architecture, reverse engineering, software, and hardware development uniquely enable our ability to support sensitive missions for the U.S. military and federal agency partners. We also develop, test, and integrate leading-edge AI and machine learning algorithms to optimize and accelerate the nation's mission-critical systems and platforms.

Live, virtual, and constructive solutions ("LVC")

A trusted partner to our military customers, our capabilities include designing, developing, and operating the largest live, virtual, and constructive enterprise that prepares warfighters for cross-domain battle. Our training connects live environments with virtual platforms and simulated (constructive) threats to prepare trainees through integrated, real-world scenarios before they are in harm's way. This is a modern and distributed approach to U.S. military training.

Fleet Sustainment

Provides comprehensive life-cycle sustainment to the U.S. Navy fleet and other DoD and commercial maritime customers. Services include maintenance, modernization, and repair on all ship classes; naval architecture, marine engineering, and design; integrated logistics support; technical documentation development; warehousing, asset management, and material readiness; operational and maintenance training development and delivery; software design and development; IT infrastructure support and data delivery and management; and cyber security and information assurance. We also provide undersea vehicle and specialized craft development and prototyping services.

Uncrewed systems

Develops advanced uncrewed systems for defense, marine research, and commercial applications. Serving customers in more than 30 countries, we provide design, autonomy, manufacturing, testing, operations, and sustainment of uncrewed systems, including uncrewed underwater vehicles and uncrewed surface vessels.

Nuclear and Environmental Services

Nuclear and Environmental Services support the Department of Energy's ("DoE") national security mission through the management and operation of DoE sites, as well as the safe cleanup of legacy waste across the country. Through participation in joint ventures, including Newport News Nuclear BWXT Los Alamos, LLC ("N3B"), Mission Support and Test Services, LLC ("MSTS"), and Savannah River Nuclear Solutions, LLC ("SRNS"), we meet customers' toughest nuclear and environmental challenges.

Customers

Our revenues are primarily derived from the U.S. Government, including the U.S. Navy, the U.S. Coast Guard, the DoD, the DoE, and other federal agencies. In 2024, 2023, and 2022, approximately 80%, 81%, and 82%, respectively, of our revenues were generated from the U.S. Navy.

Intellectual Property

We develop new technologies that are incorporated into the products and services we provide to our customers. We also develop new manufacturing processes and systems-integration technologies and processes that we use to produce our products and to provide services to our customers. In addition to owning intellectual property, we license intellectual property rights to and from other parties. The U.S. Government generally receives non-exclusive licenses to certain intellectual property we develop in the performance of U.S. Government contracts and unlimited license rights in technical data developed under our U.S. Government contracts when such data is developed entirely at government expense. The U.S. Government may use or authorize other parties to use the intellectual property we license to the government. While our intellectual property rights are important to our operations, we do not believe that any existing patent, license, or other intellectual property right is of such importance that its loss or termination would have a material impact on our business. See "Risk Factors" in Item 1A for further discussion regarding risks related to intellectual property.

Seasonality

No material portion of our business is seasonal. The timing of our revenue recognition is based on multiple factors, including the timing of contract awards, the incurrence of contract costs, contract cost estimation, and unit deliveries. See Note 2: Summary of Significant Accounting Policies in Item 8.

Backlog

As of December 31, 2024 and 2023, our total backlog was approximately $48.7 billion and $48.1 billion, respectively. We expect approximately 21% of backlog at December 31, 2024, to be converted into sales in 2025.

Raw Materials

We rely on third parties to provide raw materials. The most significant material we use is steel. Other materials we use in large quantities include paint, aluminum, pipe, electrical cables, electronic components, fittings, custom machine items, and sensors. In connection with our U.S. Government contracts, we are required to procure certain materials and component parts from supply sources approved by the U.S. Government. For long-term contracts, we generally solicit price quotations for many of our material requirements from multiple suppliers to ensure competitive pricing. While we have not generally been dependent upon any one supply source, we currently have only one supplier for certain component parts as a result of consolidation in the defense industry. We have experienced challenges with access to, and the pricing of, certain raw materials, components, and other supplies due to, in part, labor shortages and inflation. The inability to procure the necessary raw materials, components, and other supplies for our products on a timely and cost-effective basis has negatively affected, and could continue to negatively affect, our results of operations, financial condition, and/or cash flows. We endeavor to mitigate supply chain risk through various measures, such as negotiating long-term agreements with certain raw material suppliers and through price escalation provisions in certain customer contracts. See "Risk Factors" in Item 1A for further discussion regarding risks related to raw materials.

Regulatory Matters

We operate in heavily regulated markets and must comply with a variety of laws and regulations, including those relating to the award, administration, and performance of U.S. Government contracts, as well as legal and regulatory requirements relating to, among others, cybersecurity, environmental protection, and our nuclear operations. These requirements increase our contract performance costs and compliance costs and risks. See "Risk Factors" in Item 1A for further discussion regarding risks related to regulatory matters.

Government Contracting

We are overseen and audited by the U.S. Government and its agencies, including the U.S. Navy's Supervisor of Shipbuilding, the Defense Contract Audit Agency ("DCAA"), and the Defense Contract Management Agency ("DCMA"). These agencies evaluate our contract performance, cost structures, and compliance with applicable laws, regulations, and standards. If an audit uncovers improper or illegal activities, we may be subject to administrative, civil, or criminal proceedings, which could result in fines, penalties, repayments, or compensatory, treble, or other damages. Certain U.S. Government findings against a contractor can also lead to suspension or debarment from future U.S. Government contracts or the loss of export privileges.

U.S. Government agencies also evaluate the adequacy of our business systems and processes relative to U.S. Government requirements. Our business systems subject to audit or review include our accounting systems, purchasing systems, government property management systems, estimating systems, earned value management systems, and material management accounting systems. The U.S. Government has the ability to decrease or withhold contract payments if it determines significant deficiencies exist in one or more of our business systems.

The U.S. Government generally has the ability to terminate contracts, in whole or in part, with little or no prior notice, for convenience or for default based upon performance. In the event of termination of a contract for convenience, a contractor is normally able to recover costs already incurred on the contract and profit on incurred costs up to the amount authorized under the contract, but not the profit that would have been earned had the contract been completed. Such a termination could also result in the cancellation of future work on the related program. A termination resulting from our default could expose us to various liabilities, including excess re-procurement costs, and could have a material effect on our ability to compete for future contracts.

Our contracts with the U.S. Government sometimes result in Requests for Equitable Adjustments ("REAs"), which represent requests for the U.S. Government to make appropriate adjustments to contract terms, including pricing, delivery schedule, technical requirements, or other affected terms, due to changes to the original contract requirements and resulting delays and disruption for which the U.S. Government is responsible. We submit and negotiate REAs in the ordinary course of business, and large REAs are not uncommon at the conclusion of both new construction and RCOH activities. REAs can result in claims under the Contract Disputes Act of 1978 in cases in which we cannot reach agreement with the U.S. Government.

U.S. Government regulations determine contractor costs that are allowable and therefore recoverable from the government, and certain costs are not allowable and therefore not recoverable. The U.S. Government also regulates the methods by which allowable costs, including overhead, are allocated to government contracts. Costs we incur that are not allowable under the Federal Acquisition Regulation (the "FAR") or U.S. Cost Accounting Standards ("CAS") or that are otherwise determined to be unallowable or improperly allocated to a specific contract are not recoverable or must be refunded if already reimbursed.

Our business, including contracts with U.S. Government agencies and subcontracts with other prime contractors, is subject to a variety of laws and regulations, including the FAR, the Defense Federal Acquisition Regulation Supplement ("DFARS"), the Truth in Negotiations Act, the Procurement Integrity Act, the False Claims Act, CAS, the International Traffic in Arms Regulations promulgated under the Arms Export Control Act, the Close the Contractor Fraud Loophole Act, and the Foreign Corrupt Practices Act. A noncompliance determination by a government agency may result in reductions in contract values, contract modifications or terminations, penalties, fines, repayments, compensatory, treble, or other damages, or suspension or debarment. We are also subject to evolving cyber security and data privacy and protection laws and regulations, which increase our costs and compliance risks and may affect our competitiveness, cause reputational harm, and expose us to damage claims, substantial fines, and other penalties. See Note 6: Revenue under Item 8 and "Risk Factors" in Item 1A for further information regarding our contracts.

Nuclear

Our nuclear operations are subject to various safety related requirements imposed by the U.S. Navy, the DoE, and the U.S. Nuclear Regulatory Commission. In the event of noncompliance, these agencies may increase regulatory oversight, impose fines, or shut down our operations, depending on their assessment of the severity of the noncompliance. In addition, new or revised security and safety requirements imposed by the U.S. Navy, the DoE, and the Nuclear Regulatory Commission could necessitate substantial capital and other expenditures.

Subject to certain requirements and limitations, our contracts with the U.S. Navy and the DoE generally provide for indemnity by the U.S. Government for losses resulting from our nuclear operations. For our commercial nuclear operations, we rely primarily on insurance carried by nuclear facility operators for risk mitigation, and we maintain limited insurance coverage for losses in excess of the coverage of facility operators. See "Risk Factors" in Item 1A for further information regarding nuclear regulatory matters.

Environmental

Our operations are subject to federal, state, and local laws and regulations relating to the protection of the environment. Substantial fines, penalties, and criminal sanctions may be imposed for noncompliance, and certain environmental laws impose joint and several "strict liability" for remediation of spills and releases of oil and hazardous substances. Such laws and regulations impose liability upon a party for environmental cleanup and remediation costs and damage without regard to negligence or fault on the part of such party and could expose us to liability for the conduct of or conditions caused by third parties.

We accrue estimated costs to perform environmental remediation when we determine it is probable we will incur expenses in the future, in amounts we can reasonably estimate, to address environmental conditions at currently or formerly owned or leased operating facilities, or at sites where we are named a Potentially Responsible Party ("PRP") by the U.S. Environmental Protection Agency ("EPA") or similarly designated by another environmental agency. Uncertainties regarding the extent of required remediation, determination of legally responsible parties, and the status of laws and regulations and their interpretations make future environmental remediation costs difficult to estimate and can cause our estimated remediation costs to change.

We believe we are in material compliance with environmental laws and regulations, and historical environmental compliance costs have not been material to our business. We could be affected by new or evolving environmental laws, regulations, or policies. We have made investments we believe are necessary to comply with environmental legal requirements, but we expect to incur future capital and operating costs to comply with current and future environmental laws and regulations. We do not currently believe such costs will have a material effect on our financial position, results of operations, or cash flows. See "Risk Factors" in Item 1A and Note 15: Commitments and Contingencies under Item 8 for further information regarding environmental matters.

Competitive Environment

In our business of designing, building, overhauling, and repairing military ships, we primarily compete with General Dynamics and, in the case of certain non-nuclear shipbuilding programs, smaller shipyards. The smaller shipyards sometimes team with large defense contractors. Intense competition related to programs, resources, funding, and long operating cycles are key characteristics of both our shipbuilding business and the shipbuilding defense industry in general. It is common industry practice to share work on major programs among a number of companies. A company competing to be a prime contractor may, upon ultimate award of the contract to another party, become a subcontractor for the prime contracting party. It is not uncommon to compete for a contract award with a peer company and simultaneously serve as a supplier to or a customer of such competitor on other contracts. The nature of major defense programs, conducted under binding long-term contracts, enables companies that perform well to benefit from a level of program continuity not common in many industries.

We believe we are well-positioned in our shipbuilding markets. Because we are the only company currently capable of building, refueling, and inactivating the U.S. Navy's nuclear-powered aircraft carriers, we believe we are positioned well to be awarded future contracts to perform such activities. Even so, the government periodically revisits whether refueling of nuclear-powered aircraft carriers should be performed in private or public facilities. If a U.S. Government shipyard were to become capable and engaged in the refueling of nuclear-powered aircraft carriers, our market position would likely be significantly and adversely affected.

While we have competed with another large defense contractor to build large deck amphibious ships, we are currently the only builder of large deck amphibious assault ships and expeditionary warfare ships for the U.S. Navy, including LHAs and LPDs. We are also the sole builder of NSCs for the U.S. Coast Guard. We are one of only two companies currently capable of designing and building nuclear-powered submarines for the U.S. Navy, and we are party to long-term teaming agreements with the other company for the production of both *Virginia* class (SSN 774) fast attack nuclear submarines and *Columbia* class (SSBN 826) ballistic missile submarines. We are one of only two companies that builds the U.S. Navy's current fleet of *Arleigh Burke* class (DDG 51) destroyers and are positioned well to be awarded future contracts for surface combatant ships.

Our Mission Technologies segment competes domestically and internationally against large aerospace and defense ("A&D") companies, primarily L3 Harris, Amentum, ManTech, Leidos, and, increasingly, small businesses serving the intelligence community. To a lesser extent, our lines of business compete on certain contracts with major prime A&D contractors, including Lockheed Martin, General Dynamics, Northrop Grumman, RTX Corporation, and Boeing.

Key competitive factors in the Mission Technologies segment include technology capabilities; innovative cyber advances and artificial intelligence; the ability to develop and implement complex, integrated solutions; the ability to meet delivery schedules; and cost effectiveness. Our success depends on investments in our people, technologies, and products to meet the evolving needs of our customers. To remain competitive, we must be able to identify emerging technology trends and consistently provide superior service, while understanding customer priorities and maintaining customer relationships.

Our success depends upon our ability to develop, market, produce, and deliver our products and services at costs and on schedules consistent with our customers' expectations, as well as our ability to provide the workforce, technologies, facilities, equipment, and financial capacity needed to deliver those products and services with maximum efficiency.

Human Capital Resources

We recognize that our employees are our most important resources and serve as the foundation for our ability to achieve financial and strategic objectives. Our employees are critical to driving operational execution, meeting customer expectations, delivering strong financial performance, advancing innovation, and maintaining a strong quality and compliance program. Our leaders believe each employee contributes to our success.

We have over 44,000 employees. We are the largest industrial employer in Virginia and the largest private employer in Mississippi. We employ individuals specializing in 19 crafts and trades, with approximately 7,000 engineers and designers and approximately 4,600 employees with advanced degrees. Our workforce contains many third-, fourth-, and fifth-generation employees, and approximately 1,525 employees with more than 40 years of continuous service. Employees in our shipbuilding segments with more than 40 years of continuous service achieve the honor of "Master Shipbuilder." As of December 31, 2024, we had 1,260 Master Shipbuilders at Newport News and 213 at Ingalls. We also employ more than 6,500 veterans across the enterprise.

In addition, over 1,400 apprentices are enrolled in more than 27 crafts and advanced programs at our two shipbuilding segments. From nuclear pipe welders to senior executives, we employ approximately 4,100 apprentice school alumni at Newport News and Ingalls.

Approximately 45% of our employees are covered by a total of nine collective bargaining agreements. Newport News has three collective bargaining agreements covering represented employees, which expire in February 2027, December 2027 and April 2029. Ingalls has five collective bargaining agreements covering represented employees, all of which expire in March 2026. Approximately 15 Mission Technologies employees in Klamath Falls, Oregon are covered by a collective bargaining agreement that expires in June 2025.

We have not experienced a work stoppage in more than 25 years at Newport News and more than 17 years at Ingalls. We are committed to working effectively with our existing unions and believe our relationship with our represented employees is satisfactory.

The success and growth of our business depends in large part on our ability to attract, retain, and develop a skilled workforce of talented and high-performing employees at all levels of our organization. To succeed in the markets in which we compete for labor, we have developed key workforce development, recruitment, and retention strategies and objectives that we focus on as part of the overall management of our business. These strategies and objectives form the pillars of our human capital management framework and are advanced through the following programs, policies, and initiatives:

Competitive Pay and Benefits - Our compensation programs are designed to ensure we have the ability to attract, retain, and motivate employees to achieve our objectives.
- We provide employee base wages and salaries that are competitive and consistent with employee positions, skill levels, experience, knowledge, and geographic location.
- We utilize nationally recognized surveys and outside compensation and benefits consulting firms to independently evaluate the effectiveness of our employee and executive compensation and benefit programs and to provide benchmarking against our peers within the industry.
- The structure of our executive compensation programs balances incentive earnings for both short-term and long-term performance, and we align our executive long-term equity compensation metrics with long-term shareholder interests.
- Employees are eligible for health insurance, paid and unpaid leaves, 401(k) plans, and life and disability/accident insurance coverage. We also offer a variety of benefits that allow employees to select the options that meet their needs, including: annual leave/paid time off; paid holidays, flexible work arrangements/schedules; telemedicine; parental leave; and a wellness program that includes physical, mental, and financial wellness components. We also fund the operation of Family Health Centers near our two shipyards, which provide a full range of medical, lab, pharmacy, dental, physical therapy, and vision services.

Recruitment, Training, and Workforce Development **-** We are focused on attracting, retaining, and developing a skilled workforce, and in 2024, we hired approximately 10,000 new employees. To help us meet the increasing demand for talent, we maintain multiple talent pipelines and continue to review and update our talent management strategies to meet operational needs.

One of the key components of our approach to workforce development is to "grow our own." We operate two apprentice schools, one at Ingalls and one at Newport News. The Newport News Apprentice School was founded in 1919, and the Ingalls Apprentice School was founded in 1952. The two apprentice schools combined have graduated over 15,500 graduates since their inceptions. The schools are nationally renowned and are critical to training both our craft/trades and technical workforce, as well as developing the future leaders of our company. The Ingalls Apprentice School has partnered with the Mississippi Gulf Coast Community College to permit their apprentices to earn credits toward an associate's degree. The Newport News Apprentice School has partnered with two community colleges, as well as Old Dominion University, to enable apprentices to earn a bachelor's degree in Mechanical Engineering, Electrical Engineering, or Modeling & Simulation.

In addition to operating our own apprentice schools, we maintain partnerships with colleges and universities, military bases for transitioning veterans, and regional community colleges to enable us to recruit and hire engineering, IT, and other technical talent. Working closely with state and local government leaders, we also have facilitated local, regional, and state-wide workforce development and education initiatives that include pre-K programs, high school trades programs/talent development labs, pre-hire trades/technical community college programs, interns/co-ops with colleges and universities, adult trades programs, veterans and military spouses training programs, and unemployed/underemployed training programs.

We view our workforce development process as critical to our success and have developed a robust and effective succession planning process that ensures continuity in our leadership ranks. Since our founding in 2011, we have followed our succession plans over 80% of the time when replacing a vacancy in an existing vice president position, and we have filled approximately 80% of newly created vice president positions with internal hires. See "Risk Factors" in Item 1A for further information regarding our human capital resources.

Environmental, Health & Safety ("EH&S") - The health, safety, and well-being of our employees, together with protection of the environment in the communities in which we operate, is one of our core values and rooted in our culture across the enterprise. We prioritize, manage, and carefully track safety performance and integrate sound environmental, safety, and health practices to make a meaningful difference in every facet of our operations, particularly at our shipbuilding segments and at DoE sites on which Mission Technologies segment employees work.

Safety goals are included in operational metrics under the Newport News and Ingalls compensation programs. We also use a wide variety of training courses, pre-job "Take Five" crew talks, medical surveillance programs, and employee involvement to focus our workforce on EH&S. At Newport News and Ingalls, a key component of our EH&S program is the utilization of health and safety teams, which are comprised of production and maintenance employees and front-line managers whose goal is to educate, engage, and empower our workforce toward a culture that strives to reduce injury, illness, and environmental impacts. We employ programs focused on identifying, reporting, and abating near misses and other programs that aim to recognize, evaluate, and control hazards, and track multiple metrics related to occupational injuries as one of several methods to monitor our safety performance.

Available Information

We maintain a website at the following address: hii.com. We make available on or through our website certain reports and amendments to those reports that we file with or furnish to the Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These include our Annual Reports on Form 10–K, our Quarterly Reports on Form 10–Q, and our Current Reports on Form 8-K. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC.

In addition, we routinely post on the "Investors" page of our website (ir.hii.com) news releases, announcements, and other statements about our business and results of operations, some of which may contain information that may be deemed material to investors. Therefore, we encourage investors to monitor the "Investors" page of our website and review the information we post on that page.

References to our websites in this report are provided as a matter of convenience and do not constitute, and should not be viewed as, incorporation by reference of the information contained on, or available through, the website. Accordingly, such information should not be considered part of this report.

The SEC also maintains a website at sec.gov that contains reports, proxy statements, and other information about SEC registrants, including us.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this Annual Report on Form 10-K and in our other filings with the SEC, as well as other statements we may make from time to time, other than statements of historical fact, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "guidance," "outlook," "predicts," "potential," "continue," and similar words or phrases or the negative of these words or phrases. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. Although we believe the expectations reflected in the forward-looking statements are reasonable when made, we cannot guarantee future results, levels of activity, performance, or achievements. There are a number of important factors that could cause our actual results to differ materially from the results anticipated by our forward-looking statements, which include, but are not limited to:

- our dependence on the U.S. Government for substantially all of our business
- significant delays or reductions in appropriations for our programs and/or changes in customer priorities and requirements (including government budgetary constraints, shifts in defense spending, and changes in customer short-range and long-range plans);
- our ability to estimate our future contract costs, including cost increases due to inflation, labor challenges, changes in trade policy, or other factors and our efforts to recover or offset such costs and/or changes in estimated contract costs, and perform our contracts effectively;
- changes in business practices, procurement processes and government regulations and our ability to comply with such requirements;
- adverse economic conditions in the United States and globally;
- our level of indebtedness and ability to service our indebtedness;
- our ability to deliver our products and services at an affordable life cycle cost and compete within our markets;
- our ability to attract, retain, and train a qualified workforce;
- subcontractor and supplier performance and the availability and pricing of raw materials and components;
- our ability to execute our strategic plan, including with respect to share repurchases, dividends, capital expenditures, and strategic acquisitions;
- investigations, claims, disputes, enforcement actions, litigation (including criminal, civil, and administrative), and/or other legal proceedings, and improper conduct of employees, agents, subcontractors, suppliers, business partners, or joint ventures in which we participate, including the impact on our reputation or ability to do business;
- changes in key estimates and assumptions regarding our pension and retiree health care costs;
- security threats, including cyber security threats, and related disruptions;
- natural and environmental disasters and political instability;
- health epidemics, pandemics and similar outbreaks; and
- other risk factors discussed herein and in our other filings with the SEC.

There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business, and we undertake no obligation to update or revise any forward-looking statements. You should not place undue reliance on any forward-looking statements that we may make.

Item 1A. Risk Factors

Our consolidated financial position, results of operations and cash flows are subject to various risks, many of which are not exclusively within our control, that may cause actual performance to differ materially from historical or projected future performance. We encourage you to consider carefully the risk factors described below when evaluating the information contained in this report as the outcome of one or more of these risks could have a material adverse effect on our financial position, results of operations and/or cash flows.

Risk Factor Summary

Our business is subject to a number of risks that, if realized, could materially affect our business, prospects, operating results and financial condition. These risks are discussed more fully below, and include, but are not limited to, the following:

Industry and Economic Risk Factors

- We depend on the U.S. Government for substantially all of our business, and risks associated with conducting business with the U.S. Government could have a material adverse effect on our financial position, results of operations, or cash flows.
- Significant delays or reductions in appropriations for our programs and/or changes in customer priorities could have a material adverse effect on our financial position, results of operations, or cash flows.
- Changes in estimates used in contract accounting and contract cost growth have affected and could continue to affect our profitability and our overall financial position.
- Changes to DoD business practices could have a material effect on DoD's procurement process and adversely impact our current programs and potential new awards.
- Competition within our markets or an increase in bid protests may reduce our revenues and market share.
- Our level of indebtedness and our ability to make payments on or service our indebtedness may adversely affect our financial and operating activities or our ability to incur additional debt.
- We have classified contracts with the U.S. government, which limits investor insight into portions of our business.

Business and Operational Risk Factors

- Cost growth on flexibly priced contracts that does not result in higher contract prices due from customers reduces our profit and exposes us to the potential loss of future business.
- We depend on the recruitment and retention of qualified personnel, and challenges associated with our ability to attract, train and retain such personnel have harmed and may continue to negatively impact our business.
- Our earnings and profitability depend, in part, upon subcontractor performance and raw material and component availability and pricing.
- Our future success depends in part on our ability to increase our current and future shipbuilding capacity. If we are unable to do so, or to do so in a cost-effective manner, our business could be materially adversely affected.
- Many of our contracts include performance obligations that incorporate innovative designs, state-of-the-art manufacturing expertise, or new technologies, or otherwise are dependent upon factors not wholly within our control, and failure to meet performance expectations could adversely affect our profitability and future prospects.
- Changes in key estimates and assumptions associated with postretirement benefit plans, such as discount rates and assumed long-term returns on assets, actual investment returns on our pension plan assets, and legislative and regulatory actions could significantly affect our financial position, results of operations, and cash flows.
- We could be negatively impacted by security threats, including cyber security threats, and related disruptions.
- We utilize artificial intelligence, which could expose us to liability or adversely affect our business, especially if we are unable to compete effectively with others in adopting artificial intelligence.
- Our business is subject to disruptions caused by natural disasters, environmental disasters, and other events that could have a material adverse effect on our financial position, results of operations, or cash flows.
- We face risks related to health epidemics, pandemics, and similar outbreaks.

- Our business could be negatively impacted if we are unsuccessful negotiating new collective bargaining agreements.
- Changes in future business conditions could cause business investments, recorded goodwill, and/or purchased intangible assets to become impaired, resulting in losses and write-downs that would reduce our operating income.

Legal and Regulatory Risk Factors

- As a U.S. Government contractor, we are heavily regulated and could be adversely affected by changes in regulations or negative findings from a U.S. Government audit or investigation.
- We are subject to investigations, claims, litigation, disputes and other legal proceedings that could ultimately be resolved against us.
- Environmental costs could have a material adverse effect on our financial position, results of operations, or cash flows.
- Our nuclear operations subject us to environmental, regulatory, financial, and other risks.
- Our reputation and our ability to conduct business may be impacted by the improper conduct of employees, agents, suppliers, subcontractors or business partners.
- Changes in tax laws and regulations or exposure to additional tax liabilities could adversely affect our financial results.
- We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.
- Anti-takeover provisions in our organizational documents and Delaware law, as well as regulatory requirements, could delay or prevent a change in control.
- Our Restated Bylaws include an exclusive forum requirement for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for such disputes with us or our directors, officers, or employees.

General Risk Factors

- Our insurance coverage may be inadequate to cover all of our significant risks or our insurers may deny coverage of material losses we incur, which could adversely affect our profitability and financial position.
- Market volatility and adverse capital market conditions may affect our ability to access cost-effective sources of funding and may expose us to risks associated with the financial viability of suppliers and subcontractors.
- If we fail to manage acquisitions, joint ventures, equity investments, and other transactions successfully or if acquired businesses or equity investments fail to perform as expected, our financial results, business, and future prospects could be harmed.
- We can provide no assurance we will continue to increase our dividends or repurchase shares of our common stock.

Industry and Economic Risk Factors

We depend on the U.S. Government for substantially all of our business, and risks associated with conducting business with the U.S. Government could have a material adverse effect on our financial position, results of operations, or cash flows.

We conduct most of our business with the U.S. Government, primarily the DoD. The majority of our business consists of the design, construction, repair, and maintenance of nuclear-powered ships and non-nuclear ships for the U.S. Navy and coastal defense surface ships for the U.S. Coast Guard, as well as the refueling and overhaul and inactivation of nuclear-powered ships for the U.S. Navy. We also provide integrated solutions that enable today's connected, all-domain force, including C5ISR systems and operations; the application of artificial intelligence and machine learning to battlefield decisions; defense and offensive cyberspace strategies and electronic warfare; uncrewed autonomous systems; live, virtual, and constructive training solutions; fleet sustainment; and critical nuclear operations. Substantially all of our revenues in 2024 were derived from products and services sold to the U.S. Government, and we expect this to continue for the foreseeable future. In addition, substantially all of our backlog as of December 31, 2024, was related to products and services deliverable to the U.S. Government. Our U.S. Government contracts are subject to various risks, including customer political and budgetary constraints and processes, changes in customer short-term and long-term strategic plans, the timing of contract awards, significant changes in contract scheduling, recessionary impacts on government spending, intense contract award and funding competition, challenges forecasting costs and schedules for bids on developmental and sophisticated technical work, and contractor suspension or debarment in the event of certain legal or regulatory violations. Any of these factors could materially adversely affect our business with the U.S. Government and our financial position, results of operations, or cash flows.

In addition, the U.S. Government generally has the ability to terminate contracts, in whole or in part, with little or no prior notice, for convenience or for default based upon performance. In the event of termination of a contract for the U.S. Government's convenience, a contractor is normally able to recover costs already incurred on the contract and profit on incurred costs up to the amount authorized under the contract, but not the profit that would have been earned had the contract been completed. Our unfunded backlog contains management's estimate of revenues expected to be realized on unfunded contracts that may never be realized. Any termination could also result in the cancellation of future work on the related program. A termination resulting from our default can expose us to various liabilities, including excess re-procurement costs, and could negatively affect our ability to compete for future contracts. Any contract termination could have a material adverse effect on our financial condition, results of operations, or cash flows.

Significant delays or reductions in appropriations for our programs and/or changes in customer priorities could have a material adverse effect on our financial position, results of operations, or cash flows.

As a U.S. Government contractor, we depend on Congressional funding of our U.S. Navy, U.S. Coast Guard, and other federal programs. U.S. Government programs are subject to annual congressional budget authorization and appropriation processes. When Congress is unable to pass appropriations bills before the beginning of a fiscal year, a continuing resolution can be enacted to provide stopgap funding for a specified period of time at a specified rate, often the prior year's appropriations level. When the U.S. Government operates under a continuing resolution, limitations can be placed on production increases, multi-year procurements, and new program starts, which may result in delays or cancellation of new contract awards. When the U.S. Government fails to enact annual appropriations or a continuing resolution, a full or partial federal government shutdown may occur. A federal government shutdown could, in turn, result in the delay or cancellation of government programs, or the delay of contract payments, which could have a negative effect on our cash flows and adversely affect our future results of operations.

Congress sometimes appropriates funds on an annual fiscal year basis for programs for which the performance period may extend over multiple years. Such programs are funded initially on a partial basis, and additional funds are committed only as Congress makes further appropriations. If we or our subcontractors incur costs in excess of existing funding on a contract, we are generally at risk for reimbursement and may not recover those costs unless and until additional funds are appropriated. We cannot predict the extent to which total funding or funding for individual programs will be included, increased, or reduced as part of the annual budget process or through continuing resolutions or individual supplemental appropriations.

In addition, pressures on, as well as laws and plans relating to, the federal budget, potential changes in the threat environment, priorities and defense spending, the timing and substance of the annual budget process, use of continuing resolutions, and the federal debt limit, have impacted and could continue to impact the amount and timing of funding for individual programs and delay purchasing or payments by our customers. For additional information relating to the U.S. defense budget, see the Business Environment section under Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7. Current U.S. Government spending levels for defense-related or other programs may not be sustained, and future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide products or services or are less likely to be awarded contracts. Such changes in spending authorizations and budgetary priorities may occur as a result of uncertainty surrounding the federal budget, increasing political pressure and legislation, shifts in spending priorities from defense-related or other programs as a result of competing demands for federal funds, the number and intensity of military conflicts or other factors. For example, the military conflicts between Russia and Ukraine and Israel and Hamas have resulted in increased security assistance to Ukraine and Israel, respectively. Changes in defense budgetary priorities as a result of such conflicts or otherwise could have an adverse impact on the programs in which we participate and, ultimately, our results.

Demand for our products and services also can be affected by shifts in customer priorities resulting from changes in military strategy and planning. In response to the need for less expensive alternatives and the increasing proliferation of advanced weapons, future strategy reassessments by the DoD may result in decreased demand for our shipbuilding programs, including our aircraft carrier programs. We cannot predict the impact of changes to customer priorities on existing, follow-on, replacement, or future programs. A shift of priorities to programs in which we do not participate and related reductions in funding for or the termination of programs in which we do participate could have a material adverse effect on our financial position, results of operations, or cash flows.

Changes in estimates used in contract accounting and contract cost growth have affected and could continue to affect our profitability and our overall financial position.

Contract accounting requires risk-based judgments regarding estimated contract revenues and costs, and assumptions regarding schedule and technical matters. Our ability to estimate total revenues and costs at completion depends on many variables, including the size and nature of our contracts. For new shipbuilding programs, our estimates are based on contracts for the construction of ships that are not completely designed, which subjects our risk assessments, revenue and cost estimates, and related assumptions to the variability of the final ship design and an evolving scope of work. Our assessment, estimation, and assumption processes significantly impact our contract accounting, and materially different amounts can result if different assumptions are used or if actual events differ from our assumptions.

We aim to mitigate the risk associated with our use of estimates through our contractual terms, and have submitted, and may submit, requests for equitable adjustment, engineering change proposals, or other claims to seek recovery, in whole or in part, of our increased costs. We have also sought, and will seek, other means or contract vehicles, as appropriate, to compensate the Company for certain unexpected cost increases. However, our contracts may not enable full recovery or the government may disagree with our requests or may not have funding to cover them.

Changes in our assumptions, circumstances, or estimates and the inability to recover increased cost growth have in the past had, and may in the future have, a material adverse effect on our financial position, results of operations, or cash flows. See the Contracts section under Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7.

Changes to DoD business practices could have a material effect on DoD's procurement process and adversely impact our current programs and potential new awards.

Our industry has experienced, and we expect will continue to experience, significant changes to business practices resulting from greater focus on affordability, efficiencies, business systems, recovery of costs, and a reprioritization of defense funding. These initiatives and changes to procurement practices may change the way U.S. Government contracts are solicited, negotiated, and managed, and may impact whether and how we pursue opportunities to provide our products and services to the U.S. Government, including the terms and conditions under which we do so, which may have an adverse impact on our business, financial condition, results of operations, or cash flows. Changes in procurement practices favoring incentive-based fee arrangements, different award fee criteria (such as the evaluation of environmental factors), non-traditional contract provisions, and cost mandates from the government may affect our profitability and the predictability of our profit rates.

The U.S. Government also is pursuing alternatives to shift additional responsibility and performance risks to contractors. For example, the DoD is accelerating development and acquisition of new technologies through rapid acquisition alternatives and procedures, including through other transaction authority agreements ("OTAs"). In recent years, the DoD has increased the frequency and size of OTAs, and we expect this trend to continue in the future. OTAs are exempt from many traditional procurement laws, including the FAR, and may be used, subject to certain conditions, for research, prototype development, and follow-on production for a successful prototype. OTA awards include, in certain instances, that a significant portion of the work under the OTA be performed by a non-traditional defense contractor or that a portion of the cost of the prototype project be funded by non-governmental sources. If we cannot successfully adapt to the DoD's accelerated acquisition processes or if the DoD significantly increases the use of OTAs with non-traditional defense contractors or increases cost sharing mandates, we may lose new strategic business opportunities in high-growth areas and our future performance and results of operations could be adversely affected.

In addition to the DoD's business practice initiatives, the DCMA and DCAA have implemented cost recovery/cost savings initiatives to prioritize cost recovery/savings. As a result, we have experienced and may continue to experience a higher number of audits and/or lengthened periods of time required to close open audits. These audits may result in costs being challenged, debated, and in certain cases, withheld or modified, and could adversely affect our financial position, results of operations, or cash flows.

Competition within our markets or an increase in bid protests may reduce our revenues and market share.

Our shipbuilding business operates in a highly competitive market, in part, due to the limited number of U.S. shipyards that compete for contracts to construct, overhaul, repair, maintain, and convert naval vessels. In addition, the competition for certain of our products, such as aircraft carriers, submarines, amphibious assault ships, surface combatants, and other ships, is heightened due to changes in budgetary pressures and priorities, and our programs and products may compete with each other for available funding in addition to other defense products and services provided by our competitors. We expect competition for future shipbuilding programs to continue to be intense.

We compete with another large defense contractor for contracts to build surface combatants, submarines, and large deck amphibious ships, and smaller shipyards have entered the market for surface combatants. We may compete in the future with the same contractor and other shipyards to build new and different classes of ships, as well as ships for which we are currently the sole source, including expeditionary warfare and amphibious assault ships. Moreover, reductions in U.S. defense spending that reduce the demand for the types of ships we build and services we provide increase our exposure to market competition risk. If we are unable to continue to compete successfully, we may generate lower revenues and lose market share, which would negatively impact our financial condition, results of operations, and cash flows and our ability to compete for future defense contracts could be impacted.

Although we are the only company currently capable of refueling nuclear-powered aircraft carriers, two existing U.S. Government shipyards may be able to refuel nuclear-powered aircraft carriers if they made substantial investments in facilities, personnel, and training. U.S. Government-owned shipyards currently engage in the refueling, overhaul, and inactivation of *Los Angeles* class (SSN 688) submarines and are capable of repairing and overhauling non-nuclear ships. If a U.S. Government-owned shipyard became capable of, and engaged, in the refueling of nuclear-powered aircraft carriers, our financial position, results of operations, or cash flows would likely be adversely affected.

We also compete in the shipbuilding engineering, planning, and design market with companies that provide engineering support services. Such competition increases the risk we may not be the successful bidder on future U.S. Navy engineering proposals, including aircraft carrier research and development, submarine design, and surface combatant and amphibious assault ship program contracts.

Mission Technologies competes domestically and internationally against large A&D companies, primarily L3 Harris, Amentum, ManTech, Leidos, and, increasingly, small businesses serving the intelligence community. To a lesser extent, our lines of business compete on certain contracts with major prime A&D contractors, including Lockheed Martin, General Dynamics, Northrop Grumman, Raytheon, and Boeing. The success of our Mission Technologies division in competing depends, in part, on its ability to remain cost-competitive and differentiate its products and services offerings from other market participants.

Our competitive environment also is affected by bid protests from unsuccessful bidders on new program awards. As the competitive environment intensifies, the number of bid protests may increase. Bid protests can result in an award decision being overturned, requiring a re-bid of the contract. Even when a bid protest does not result in a re-bid, resolution of the matter typically extends the time until contract performance can begin, which can reduce our earnings in the period in which the contract would otherwise be performed.

Our level of indebtedness and our ability to make payments on or service our indebtedness may adversely affect our financial and operating activities or our ability to incur additional debt.

Our ability to make payments on and to refinance our current or future indebtedness will depend on our ability to generate cash from operations, financings, or asset sales, which may be subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If we are not able to repay or refinance our debt as it becomes due, we may be forced to sell assets or take other unfavorable actions, including reducing funding for working capital, capital expenditures, and general corporate purposes; reducing our cash dividend rate and/or share repurchases; or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the defense industry could be impaired. In the event of a default on any of our indebtedness, the lenders who hold such debt could accelerate amounts due, which could potentially trigger a default or acceleration of our other indebtedness.

We have classified contracts with the U.S. government, which limits investor insight into portions of our business.

We derive a portion of our revenues from programs with the U.S. Government and its agencies that are subject to security restrictions (e.g., contracts involving classified information and classified programs), which preclude the dissemination of information and technology that is classified for national security purposes under applicable law and regulation. In general, access to classified information, technology, facilities or programs requires appropriate personnel security clearances, is subject to additional contract oversight and potential liability and may also require appropriate facility clearances and other specialized infrastructure. In the event of a security incident involving classified information, technology, facilities, programs or personnel holding clearances, we may be subject to legal, financial, operational and reputational harm. We are limited in our ability to provide information about these classified programs, their risks or any disputes or claims relating to such programs. As a result, investors have less insight into our classified business and our business overall. However, historically the business risks associated with our work on classified programs have not differed materially from those of our other government contracts.

Business and Operational Risk Factors

Cost growth on flexibly priced contracts that does not result in higher contract prices due from customers reduces our profit and exposes us to the potential loss of future business.

Our operating income is adversely affected when we incur certain contract costs or certain increases in contract costs that cannot be billed to customers. Contract cost growth has occurred and may occur in the future when expenses to complete a contract increase and/or differ materially from our initial estimates. Factors that have caused, and may in the future cause, contract cost growth include, but are not limited to, inflation, technical challenges, manufacturing difficulties, delays, workforce-related issues, including labor shortages and reduced productivity, changes in the nature and complexity of the work performed, the timeliness, availability and cost of materials or equipment, subcontractor performance or product quality issues, performance delays, availability and timing of customer funding, changes in trade policy, and natural disasters. A significant increase in contract costs from our original cost estimates on one or more contracts could have a material adverse effect on our financial position, results of operations, or cash flows. For example, our results for the year ended December 31, 2024, were adversely affected by significant challenges relating to labor availability, our supply chain, and inflation, among other challenges. We cannot clearly predict how long these challenges will continue, whether these challenges will change over time, or whether our actions to address these challenges will be successful.

Our risk varies and our ability to recover costs on contracts with our U.S. Government customers depends upon the type of contract under which we are performing: firm fixed-price, fixed-price incentive, cost-type, or time and material. See the Contracts section under Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 for descriptions of the types of contracts that comprise our business.

Approximately 48% of our revenues in 2024 were generated under fixed-price incentive contracts, approximately 47% were generated under cost-type contracts, approximately 2% were generated under time and material contracts, and approximately 3% were generated under firm fixed-price contracts. Fixed-price contracts generally tend to have more financial risk than cost-type contracts, including as a result of inflationary pressures, wage pressures and labor shortages, and supplier challenges. These contracts increase the risk that we may not recover all of our costs or will generate less profit or a loss if our costs exceed initial estimates. With cost-type contracts, allowable costs are generally subject to reimbursement plus an award or incentive fee, which is uncertain and may be earned over time. Under each type of contract, our operating results could be adversely affected if we are unable to control costs, particularly if we are unable to negotiate an increase in contract price, or recover increased costs, with our customers.

U.S. Government contracts often extend for years, and unforeseen events, such as technology difficulties, fluctuations in the price of raw materials, a significant increase in or sustained period of higher inflation, supplier issues, including equipment delays, challenging labor market conditions, unexpected rework, and cost overruns, have in the past resulted, and may in the future result, in contract prices becoming less favorable or even unprofitable to us over time. Higher interest rates resulting from inflationary pressures can also impact the fair values of our contracts. Moreover, if we fail to meet contract deadlines or specifications, we may be required to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages, or suffer major losses if the customer exercises its right to terminate.

Cost overruns have adversely impacted, and may continue to impact, our results of operations, which are dependent on our ability to maximize our earnings from our contracts. This risk would be greater if our contracts shifted toward a greater percentage of fixed-price contracts, particularly firm fixed-price contracts. Cost overruns or the failure to perform on existing programs also may adversely affect our ability to retain existing programs and win future contract awards. In addition, changes in contract financing policy for fixed-price contracts, such as changes in performance and progress payments policies, could significantly affect the timing of our cash flows.

From time to time, we may begin performance under an undefinitized contract action with a not-to-exceed price prior to completing contract negotiations, in order to support U.S. government priorities. Uncertainties relating to final contract price, specifications and terms, or loss of negotiating leverage associated with contract definitization, may negatively affect our profitability.

We depend on the recruitment and retention of qualified personnel, and challenges associated with our ability to attract, train and retain such personnel have harmed and may continue to negatively impact our business.

Due to the specialized nature of our business, our performance is dependent upon our ability to identify, attract, train, and retain a qualified workforce with the requisite skills in multiple areas, including: engineering, nuclear, trades and crafts, manufacturing, information technology, and cybersecurity, and who are able to operate effectively consistent with our values and culture. Our performance also is dependent upon personnel who hold security clearances and receive substantial training to work on certain programs or tasks and can be difficult to replace on a timely basis if we experience unplanned attrition.

A growing portion of our current workforce is nearing or eligible for retirement. To the extent we lose experienced personnel, it is critical that we hire new qualified personnel, develop and train inexperienced employees, and successfully manage the short and long-term transfer of critical knowledge and skills. We have recently experienced situations where our personnel have failed to achieve expected performance improvements on certain of our long-term contracts, which resulted in unexpected inefficiency, and in some cases, to rework, that negatively impacted our ability to achieve certain performance milestones under those contracts. Our ability to overcome these challenges in the short and long term will have a significant impact on our results of operations, financial condition, and cash flow.

Competition for talent is intense, and this has affected, and may continue to affect, our ability to successfully attract or retain personnel with the requisite skills or clearances. We continue to face increased competition for talent, both with traditional defense companies and commercial companies, and with increasing wage rates. We also compete with commercial technology companies outside of the shipbuilding and defense industry for qualified technical positions. Such companies may be able to offer more attractive compensation and other benefits to candidates, including in the recruitment of our existing employees. As a result of the above factors, we have experienced, and expect to continue to experience, significant difficulties hiring and retaining personnel with relevant qualifications and experience, which has negatively impacted, and may continue to negatively impact, our results of operations, financial condition, and cash flow, and could impact our ability to perform under our contracts and compete for new contracts. We have also experienced higher labor, recruiting, and training costs to attract and retain such employees, which has negatively impacted our results of operations, financial condition, and cash flow. A shortage of skilled employees has and may continue to impact our ability to perform our contracts and may impact our ability to compete for new contracts.

Our earnings and profitability depend, in part, upon subcontractor performance and raw material and component availability and pricing.

We rely on third parties to provide raw materials, major components and sub-systems, hardware elements, and sub-assemblies for our products and to perform certain services we provide to our customers, in compliance with applicable laws and regulations, including applicable DoD cybersecurity requirements. Disruptions and performance issues from our suppliers and subcontractors, unanticipated cost growth for the products and services they provide, or inconsistencies between our contractual obligations to our customers and our agreements with our subcontractors and suppliers, have adversely impacted and may continue to impact our ability to meet our commitments to customers. Our ability to satisfy our obligations on a timely basis are adversely affected if one or more of our suppliers or subcontractors are unable to provide agreed-upon products, materials, or services in a timely, compliant, and cost-effective manner, or they otherwise fail to satisfy contractual requirements. The inability of our suppliers or subcontractors to meet expectations could also result in our need to transition to alternate parties, if available, which could result in significant incremental cost and delay, or the need for us to provide other supplemental support to our existing suppliers and subcontractors.

Our costs to manufacture our products can increase over the terms of our contracts, including as a result of increases in material costs and wages. Although we may be protected from increases in material costs through cost escalation provisions, the difference in basis between our actual material costs and industry indices may expose us to cost recovery risk. Our bids for longer-term firm fixed-price contracts typically include assumptions for labor and other contract costs that historically have been sufficient to cover cost increases over the period of performance. If, however, recent inflationary conditions continue over the long-term, our cost assumptions may not be sufficient to cover potential contract cost growth. In addition, significant delays in deliveries of key raw materials, which may occur as a result of shortage or pricing, could have a material adverse effect on our financial position, results of operations, or cash flows.

In some cases, only one supplier may exist for certain components and parts required to manufacture our products. The inability of a sole source supplier to provide a necessary component or part on a timely, compliant, and cost-effective basis could increase our contract cost and affect our ability to satisfy our contract obligations.

Our procurement practices are intended to provide materials, components, parts, and services that meet contract specifications and to reduce the likelihood of our procurement of unauthorized, non-compliant, or deficient goods and services. We rely on our subcontractors and suppliers to comply with applicable laws, regulations, and the obligations set forth in the HII Supplier Code of Conduct, through representations and certifications from our subcontractors and suppliers regarding such compliance. We also conduct technical assessments, inspections, and audits, as necessary, with subcontractors and suppliers. Notwithstanding the actions we take to mitigate the risk of receiving non-compliant materials, components, parts, and services, subcontractors and suppliers sometimes provide us with unauthorized, non-compliant, or deficient goods and services, which can increase our contract costs and impact our ability to satisfy our contract obligations to our customers.

Our future success depends in part on our ability to increase our current and future shipbuilding capacity. If we are unable to do so, or to do so in a cost-effective manner, our business could be materially adversely affected.

We expect that we will need to increase our shipbuilding capacity to meet current and future production demands. We are utilizing and may in the future utilize one or more strategies to increase such capacity including, among others, increasing investment in our current shipyards, identifying and retaining additional qualified personnel, utilizing third parties to support production needs and identifying efficiencies in our current production process to support increased production. We also may seek to increase our capacity through acquisitions, partnerships or other arrangements. Our ability to increase capacity is subject to risks and uncertainties. We cannot provide any assurances that we will be able to successfully expand production capacity, or to do so on a cost-effective basis. In addition, our ability to expand our shipbuilding capacity will also greatly depend on our ability to hire, train and retain an adequate number of personnel, in particular personnel with the appropriate level of knowledge, background and skills. Should we be unable to hire such personnel, our business and financial results would be negatively impacted.

Many of our contracts include performance obligations that incorporate innovative designs, state-of-the-art manufacturing expertise, or new technologies, or otherwise are dependent upon factors not wholly within our control, and failure to meet performance expectations could adversely affect our profitability and future prospects.

We design, develop, and manufacture products and perform services that often involve innovative designs, new technologies, and complex manufacturing processes. Delays and issues with product development, technology implementation, manufacturing, or subcontractor components or services can impact our contract performance.

First-in-class ships, also known as lead ships, usually include new technologies supplied by the U.S. Navy or other contractors or developed by us. Problems associated with development or implementation of these new technologies or design changes in the construction process can lead to delays in the design and construction schedule. The risks associated with new technologies or design changes during construction can both increase the cost of a ship and delay delivery.

Our products cannot always be tested and proven and are otherwise subject to unforeseen problems, including premature failure of elements that cannot be accessed for repair or replacement, substandard quality or workmanship, and unexpected degradation of product performance. These failures could result in loss of life or property and could negatively affect our results of operations as a result of unanticipated expenses that we don't recover, diversion of management attention, loss of follow-on work, and, in the case of certain contracts, reimbursement to the customer of contract costs and fee payments previously received.

We periodically experience quality issues with respect to products and services that we sell to our U.S. Government customers. These issues can and have required significant resources to determine the source of the deficiencies and implement corrective actions. We may discover quality issues in the future related to our products and services that require analysis and corrective action. Such issues and our responses and corrective actions could have a material adverse effect on our financial position, results of operations, or cash flows.

Changes in key estimates and assumptions associated with postretirement benefit plans, such as discount rates and assumed long-term returns on assets, actual investment returns on our pension plan assets, and legislative and regulatory actions could significantly affect our financial position, results of operations, and cash flows.

Our pension and retiree health care costs are dependent upon various estimates and assumptions, including regarding discount rates, mortality and expected long-term rates of return on plan assets, which to a large extent reflect the financial markets and economic conditions. Changes to these estimates and assumptions and differences between expected and actual returns on plan assets could significantly impact our retirement related expense, the funded status of benefit plans, and contributions to our defined benefit pension and other postretirement benefit plans, which could have material adverse effects on our financial position, results of operations, or cash flows. In addition, pension cost recoveries under CAS for our U.S. Government contracts occur in different periods from those in which pension expense is recognized under accounting principles generally accepted in the United States ("GAAP") or the periods in which we make contributions to our benefit plans, and changes to estimates and assumptions and differences between expected and actual returns could adversely affect the timing of those pension cost recoveries.

We have taken certain actions intended to mitigate the risk related to our defined benefit pension plans including pension risk transfer transactions whereby we purchase group annuity contracts ("GACs") from insurance companies using assets from the pension trust. We expect to continue to evaluate such transactions in the future. Although we are relieved of all responsibility for the associated pension obligations under the GACs we have purchased to date, we may in the future purchase GACs whereby the insurance company reimburses the pension plans but we remain responsible for paying benefits under the plans to covered retirees and beneficiaries and are subject to the risk that the insurance company will default on its obligations to reimburse the pension trusts. While we believe pension risk transfer transactions are beneficial, future transactions, depending on their size, could result in us making additional contributions to the pension trust and/or require us to recognize noncash settlement charges in earnings in the applicable reporting period.

We could be negatively impacted by security threats, including cyber security threats, and related disruptions.

As a defense contractor, we face significant cyber and other security threats. These threats include, among others, threats to our information technology infrastructure, including attempts to gain unauthorized access to classified, proprietary or other sensitive information or otherwise compromise the integrity, confidentiality and/or availability of our systems, hardware and networks or those of our suppliers and subcontractors; insider threats; ransomware; threats to the safety of our directors, officers and employees; threats to our facilities, infrastructure, products (we produce and use), and subcontractors or other suppliers; and threats from terrorist acts, espionage, civil unrest and other acts of aggression.

Our information technology infrastructure is critical to the efficient operation of our business and essential to our ability to perform day-to-day operations. We rely on this infrastructure to process, transmit, and store electronic information, including classified and other sensitive information of the U.S. Government. We face substantial cyber security threats, including threats to our and the U.S. Government's proprietary and classified information from advanced nation state threat actors and non-state actors, sophisticated cybercrime syndicates, hacktivists, and insiders. These cyber security threats are continuously evolving and include security breaches (whether through cyber attack, cyber intrusion, or insider threat) via the internet; malicious software, including ransomware; computer viruses; attachments to emails; persons inside our organization or with access to systems inside our organization; subcontractors or suppliers; or other significant disruptions of our information technology networks and related systems or those of our suppliers or subcontractors, including through the use of new and emerging technologies like artificial intelligence. Some of these threats are zero-day attacks associated with previously unknown vulnerabilities in third party software products we utilize in our business.

We have experienced cybersecurity attacks and expect we will continue to experience additional attacks in the future. Breaches of our information technology may lead to the following types of adverse consequences: losses or misuse of sensitive information or capabilities; theft or corruption of data; harm to personnel, infrastructure or products; financial costs and liabilities; protracted interruptions of our operations and performance; significant recovery and restoration expenses; degraded performance on existing contracts; the misuse of our products; and exposure to reputational damage, potential liability, or the loss of current or future contracts, including work on sensitive or classified systems for the U.S. Government, any of which could have a material adverse effect on our operations, financial position, results of operations, or cash flows.

While we implement robust countermeasures to mitigate the risks posed by cyber security threats, external and internal threat actors continuously seek to evade our cyber security countermeasures to gain unauthorized and unlawful access to our information technology infrastructure, assets, and data, both on premises and in the cloud. Even the most well-protected information, networks, systems, and facilities remain potentially vulnerable because attempted security breaches, particularly cybersecurity attacks and cyber intrusions or disruptions, regularly occur and will continue to occur in the future and the techniques used in such attempts are constantly evolving and generally are not recognized until launched against a target. As a result, we are not always able to anticipate techniques or to implement adequate security barriers or other preventative measures.

Our suppliers, subcontractors, and other business partners also face cyber and other security threats. Although we undertake cooperative efforts with our customers, suppliers, subcontractors, and other business partners to facilitate their understanding of cyber security threats they face and potential cyber security countermeasures to mitigate potential cyber attacks and other security threats, we rely substantially on the safeguards implemented by these organizations, which affects the security of our information. These organizations have varying levels of cyber security expertise and safeguards, and their relationships with U.S. Government contractors increases the likelihood that they are or will be impacted by the same cyber security threats we face.

We also face increasing and evolving disclosure and reporting obligations related to cybersecurity events. Despite rigorous processes, we may be unable to meet existing or future disclosure obligations and risk potentially having our disclosures when made misinterpreted. National security or public safety considerations may further affect, or in some instances prevent, our public disclosure of a cybersecurity incident in certain circumstances.

We could also encounter threats to our physical security, including our facilities and personnel, and threats from workplace violence, civil unrest, acts of sabotage or terrorism, and other local security issues, any of which could disrupt our business. Our customers and suppliers face similar risks that, if realized, could also adversely impact our operations. Any such events could cause delays or disruption or otherwise impact our business, and or all of which may require us to incur greater costs for security or to shut down operations for a period of time.

The occurrence and impact of these various risks are difficult to predict, but one or more of them could have a material adverse effect on our financial position, results of operations, or cash flows.

We utilize artificial intelligence, which could expose us to liability or adversely affect our business, especially if we are unable to compete effectively with others in adopting artificial intelligence.

We utilize artificial intelligence, including generative artificial intelligence, machine learning, and similar tools and technologies that collect, aggregate, analyze, or generate data or other materials or content (collectively, "AI") in connection with our business, including to enhance productivity and operational efficiency and optimize processes utilized in our business. There is inherent risk and uncertainty involved in using AI and we cannot provide assurances that our use of AI will enhance our products or services, produce the intended results, or keep pace with our competitors. We have implemented an AI Governance and Enablement Program to oversee the use of AI in our business. If the AI tools that we use are deficient, inaccurate, or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. If we do not have sufficient rights to use the data or other material or content on which the AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, data privacy, or other rights, or contracts to which we are a party.

In addition, AI regulation is rapidly evolving worldwide as legislators and regulators increasingly focus on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, data privacy, and security laws and regulations to AI or are considering general legal frameworks for AI. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our operations or offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational, or technological risks that may arise relating to the use of AI.

Our business is subject to disruptions caused by natural disasters, environmental disasters, and other events that could have a material adverse effect on our financial position, results of operations, or cash flows.

We have significant operations located in regions of the United States that have been and may in the future be exposed to damaging storms, such as hurricanes and floods, the intensity and frequency of which are being exacerbated by climate change, other impacts of climate change, including rising sea waters, and environmental disasters, such as oil spills. Natural disasters can disrupt our workforce, electrical and other power distribution networks, computer and internet operations and accessibility, and critical industrial infrastructure needed for normal business operations, which can adversely affect our contract performance and, as a result, our financial results. Environmental disasters, particularly oil spills in waterways and bodies of water we use for transporting and testing our ships, can cause schedule delays under our contracts with the U.S. Navy and the U.S. Coast Guard.

Damage and disruption resulting from natural and environmental disasters may be significant. Disruptions could also impact the availability and cost of materials needed for manufacturing and could increase insurance and other operating costs, or result in a lack of available coverage. If insurance or other risk transfer mechanisms is unavailable or insufficient to recover material costs associated with natural or environmental disasters or other events, we could experience a material adverse effect on our financial position, results of operations, or cash flows.

Our suppliers and subcontractors are also subject to natural and environmental disasters that could affect their ability to deliver products or services or otherwise perform their contracts. Performance failures by our subcontractors or suppliers due to natural or environmental disasters may adversely affect our ability to perform our contracts, which could reduce our profitability in the event damages or other costs are not recoverable from the subcontractor or supplier, our customer, or insurers. Such events could also result in a termination of the prime contract and have an adverse effect on our ability to compete for future contracts.

We face risks related to health epidemics, pandemics, and similar outbreaks.

We face various risks related to health epidemics, pandemics, and similar outbreaks, including global health crises like COVID-19. Such risks include disruptions or restrictions on our employees' ability to work or work effectively, temporary closures of our facilities or the facilities of our customers or suppliers, delays in supplier deliveries, and delays in customer contract awards. We experienced higher employee absentee rates as a result of COVID-19, which increased our costs and generated delay and disruption, impacted our performance on our contracts, and degraded our financial performance.

The COVID-19 health crisis also created challenges for our suppliers relative to their workforces, access to necessary components, materials, and other supplies at reasonable prices, and access to support services, such as shipping and transportation. These challenges have impacted the ability of suppliers to provide agreed-upon goods and services in a timely, compliant, and cost-effective manner. We may in the future incur additional costs and performance challenges, including as a result of higher prices, schedule delays, or the need to identify and develop alternative suppliers.

If an epidemic, pandemic or similar outbreak were to occur, we could incur similar impacts in the future, in connection with health epidemics, pandemics, or similar outbreaks, and related cost increases may not be fully recoverable under our contracts or adequately covered by insurance, which could impact our profitability.

Our business could be negatively impacted if we are unsuccessful negotiating new collective bargaining agreements.

Approximately 45% of our employees are covered by a total of nine collective bargaining agreements. Collective bargaining agreements generally expire after three to five years and are subject to renegotiation at that time. We generally have been able to renegotiate renewals to expiring agreements without significant disruption of operating activities. While we believe we maintain satisfactory relationships with our represented workers, it is possible we may experience difficulties with renewals and renegotiating expiring collective bargaining agreements. We have experienced in the past work stoppages, strikes, and other labor disruptions associated with the collective bargaining of new labor agreements. If we experience such events in the future, or if our employees pursue new collective representation, we could incur additional costs or work delays that could adversely affect programs served by employees who are covered by collective bargaining agreements.

Changes in future business conditions could cause business investments, recorded goodwill, and/or purchased intangible assets to become impaired, resulting in losses and write-downs that would reduce our operating income.

Our business strategy includes strategic business acquisitions and non-controlling investments in businesses. Acquisitions involve estimates, assumptions, and judgments to arrive at acquisition prices, which are allocated among acquired assets, including goodwill, based upon fair market values. As of December 31, 2024, goodwill and purchased intangible assets from prior business acquisitions accounted for approximately 22% and 6%, respectively, of our total assets. Notwithstanding our acquisition process and business integration efforts, actual operating results of businesses we acquire or in which we invest may vary from expectations. In such events, we may be required to write down our carrying values of the related goodwill, purchased intangible assets, or investments. A significant decrease in expected cash flows or unfavorable changes in market conditions, including declines in the trading price of our common stock, may indicate potential impairment of recorded goodwill or purchased intangible assets. Significant write-offs of goodwill or other purchased intangible assets could have a material adverse effect on our financial condition or results of operations.

Legal and Regulatory Risk Factors

As a U.S. Government contractor, we are heavily regulated and could be adversely affected by changes in regulations or negative findings from a U.S. Government audit or investigation.

As a U.S. Government contractor, we are subject to significant legal regulatory requirements, including specific regulations related to our nuclear operations. Government contracting requirements increase our contract performance costs and compliance costs and risks, and change on a routine basis. In addition, our nuclear operations are subject to an enhanced regulatory environment, which results in further performance and compliance requirements and higher costs. New laws, regulations, or procurement requirements, or changes to existing ones (including, for example, regulations related to cybersecurity, information protection, environment, cost accounting, counterfeit parts, specialty metals, among others), can increase our performance costs and compliance costs and risks, and reduce our profitability. In addition, If we are found to have engaged in illegal activities, or are found to not be presently responsible, as defined under the FAR, we may be subject to reductions in contract values, contract modifications or terminations, penalties, fines, repayments, compensatory, treble, or other damages, or suspension or debarment.

We operate in a heavily regulated environment and are overseen and routinely audited by the U.S. Government and its agencies, including the U.S. Navy's Supervisor of Shipbuilding, the DCAA, and the DCMA. These agencies evaluate our performance, cost structures, and compliance, as well as the adequacy of our business systems and processes. If an audit uncovers improper or illegal activities, we may be subject to administrative, civil, or criminal proceedings, which could result in fines, penalties, repayments, sanctions, compensatory, treble, or other damages. Allegations of impropriety can also cause significant reputational damage.

The U.S. Government also has the ability to decrease or withhold contract payments if it determines significant deficiencies exist in one or more of our business systems. The U.S. Government has, in certain instances, withheld contract payments upon its assessment that deficiencies exist with one or more of our business systems, which can have a material impact on the timing of our cash receipts.

In addition, the U.S. Government has from time to time recommended that certain of our contract prices be reduced, or that certain costs allocated to our contracts be disallowed. In response to U.S. Government audits, investigations, and inquiries, we have adjusted our contract prices and costs allocated to our government contracts. Such audits, investigations, and inquiries may result in future reductions of our contract prices, which could be substantial. Costs we incur that are determined to be unallowable or improperly allocated to a specific contract will not be recovered or must be refunded to the customer if previously reimbursed.

If we or those with whom we do business do not comply with the laws, regulations, rules, contract terms and processes to which we are subject or if customer business practices or requirements change significantly, including with respect to allowable costs, it could affect our ability to compete, have a significant adverse impact on our reputation and have a material adverse effect on our financial position, results of operations and/or cash flows.

We are subject to investigations, claims, litigation, disputes and other legal proceedings that could ultimately be resolved against us.

The size, nature, and complexity of our business make us highly susceptible to investigations, claims, litigation, disputes, and other legal proceedings. We are and may become subject to various legal proceedings across a broad array of matters, including but not limited to, administrative, civil, and criminal litigation, environmental claims, income tax proceedings, compliance proceedings, customer claims, enforcement actions, audits, investigations and other legal proceedings, which can divert financial and management resources and result in fines, penalties, compensatory, treble, or other damages, or nonmonetary sanctions. Government regulations also provide that certain allegations against a contractor may lead to suspension or debarment from government contracts or suspension of export privileges. Suspension or debarment or criminal resolutions in particular could have a material adverse effect on our business because of our reliance on government contracts and authorizations. Any litigation, claim, dispute, audit, or investigation, even if pending or not ultimately substantiated or if fully indemnified or insured, could negatively impact our reputation among our customers and the public and make it more difficult for us to compete effectively or acquire adequate insurance in the future. The negative resolution of investigations, claims, litigation, disputes or other legal proceedings could have a material adverse effect on our financial position, results of operations, or cash flows. See Note 13: Investigations, Claims, and Litigation in Item 8.

Environmental costs could have a material adverse effect on our financial position, results of operations, or cash flows.

Our operations are subject to and affected by federal, state, local, and foreign environmental laws and regulations relating to the discharge, storage, treatment, handling, disposal, and remediation of certain materials, substances, and wastes used in our operations. Future environmental laws or regulations could also impact us. Environmental laws and regulations may require the installation of costly pollution control equipment or operational changes to limit emissions or discharges and/or to decrease the likelihood of accidental hazardous material releases. We expect to incur future capital and operating costs to comply with current and future laws and regulations for environmental protection and remediation, and such costs could be substantial, depending on the future proliferation of environmental requirements and the extent to which we discover currently unknown environmental conditions.

Shipbuilding operations require the use of hazardous materials. Our shipyards also generate significant quantities of wastewater, which we treat before discharging in compliance with applicable permits. To manage these materials, our shipyards have an extensive network of above ground and underground storage tanks, some of which have leaked and required remediation in the past. In addition, our use of hazardous materials has sometimes resulted in releases in our shipyards and occasionally in adjacent rivers and waterways in which we operate.

Various federal, state, and local environmental laws and regulations impose restrictions on the discharge of pollutants into the environment and establish standards for the transportation, storage, and disposal of toxic and hazardous wastes. Substantial fines, penalties, and criminal sanctions may be imposed for noncompliance, and certain environmental laws impose joint and several "strict liability" for remediation of spills and releases of oil and hazardous substances. Such laws and regulations impose liability upon a party for environmental cleanup and remediation costs and damage without regard to the negligence or fault of such party and could expose us to liability for the conduct of or conditions caused by third parties. Moreover, if we violate the Clean Air Act or the Clean

Water Act, the facility or facilities involved in the violation could be placed by the EPA on a list of facilities that generally cannot be used in performing on U.S. Government contracts until the violation is corrected.

Our business may be affected by environmental impacts, including climate change, and evolving legal and regulatory requirements and stakeholder sentiment. Changes in environmental and climate-related laws or regulations, including regulations on greenhouse gas emissions, carbon pricing, energy taxes, product efficiency standards, mandatory disclosure obligations, and other requirements, could increase our operational and compliance expenditures and those of our suppliers, including increased energy and raw materials costs and costs associated with manufacturing changes. We also may be impacted by stockholders or other stakeholders that oppose our sustainability efforts and/or legislation or other initiatives that oppose environmental, social and governance efforts, any or all of which could adversely impact our business.

The adoption of new environmental or climate change laws and regulations, stricter enforcement of existing laws and regulations, imposition of new cleanup requirements, discovery of previously unknown or more extensive contamination, litigation involving environmental matters, our inability to recover related costs under our government contracts, or the financial insolvency of other responsible parties could cause us to incur costs that could have a material adverse effect on our financial position, results of operations, or cash flows.

Our nuclear operations subject us to environmental, regulatory, financial, and other risks.

The design, construction, refueling and overhaul, repair, and inactivation of nuclear-powered aircraft carriers and nuclear-powered submarines, our nuclear facilities used to support such activities, our nuclear operations at DoE sites, and our activities in the commercial nuclear market subject us to various risks, including:

- Potential liabilities relating to harmful effects on the environment and human health resulting from nuclear operations and the storage, handling, and disposal of radioactive materials, including nuclear assemblies and their components;

- Unplanned expenditures relating to maintenance, operations, security, and repairs, including repairs required by the U.S. Navy, the U.S. Nuclear Regulatory Commission, or the DoE;

- Reputational damage;

- Potential liabilities arising out of a nuclear incident whether or not it is within our control; and

- Regulatory noncompliance and loss of authorizations or indemnifications necessary for our operations.

Failure to properly store, handle, and dispose of nuclear materials could pose a health risk to humans and wildlife and could cause personal injury and property damage, including environmental contamination. If a nuclear accident were to occur, its severity could be significantly affected by the volume of the materials and the speed of remedial actions taken by us and emergency response personnel, as well as other factors beyond our control, such as weather and wind conditions. Actions we might take in response to an accident could result in significant costs.

Our nuclear operations are subject to various safety related requirements imposed by the U.S. Navy, the DoE, and the U.S. Nuclear Regulatory Commission. In the event of noncompliance, these agencies may increase regulatory oversight, impose fines, or shut down our operations, depending on their assessment of the severity of the noncompliance. In addition, new or revised security and safety requirements imposed by the U.S. Navy, DoE, and U.S. Nuclear Regulatory Commission could require substantial capital and other expenditures.

Subject to certain requirements and limitations, our contracts with the U.S. Navy and DoE generally provide for indemnity by the U.S. Government for costs arising out of or resulting from our nuclear operations. We may not, however, be indemnified for all liabilities we may incur in connection with our nuclear operations. To mitigate risks related to our commercial nuclear operations, we rely primarily on insurance carried by nuclear facility operators and our own limited insurance for losses in excess of the coverage of facility operators. Such insurance, however, may not be sufficient to cover our costs in the event of an accident or business interruption relating to our commercial nuclear operations, which could have a material adverse effect on our financial position, results of operations, or cash flows.

Our reputation and our ability to conduct business may be impacted by the improper conduct of employees, agents, suppliers, subcontractors or business partners.

We have implemented detailed compliance plans and related compliance controls, policies, procedures, and training, in addition to contractual terms, as applicable, designed to prevent and detect misconduct by our employees, agents, business partners, and others working on our behalf, including suppliers and subcontractors, that would violate the applicable laws of the jurisdictions in which we operate, including laws governing improper payments to government officials, the protection of export controlled or classified information, false claims, procurement integrity cost accounting and billing, competition, and information security and data privacy. However, we cannot ensure that we will prevent all such misconduct committed by our employees, agents, suppliers, subcontractors, business partners or others working with us or on our behalf. We have been, and may in the future be, impacted by such misconduct. The risk of improper conduct may increase as we expand our operations into foreign jurisdictions, including as we pursue opportunities with local and new partners. In the ordinary course we form and are members of joint ventures. Notwithstanding our robust processes, we may be unable to prevent misconduct or violations of applicable laws by these joint ventures (including their officers, directors and employees) or our business partners. Any improper actions by our employees, agents, business partners, those with whom we do business and others working on our behalf could subject us to administrative, civil, or criminal investigations and enforcement actions, monetary and non-monetary penalties, including suspension or debarment, which could have a material adverse effect on our financial position, results of operations, or cash flows. Moreover, actions that are inconsistent with our culture and values, including with respect to product safety or quality, legal or regulatory compliance, financial reporting, or people management, may cause us significant reputational damage.

Changes in tax laws and regulations or exposure to additional tax liabilities could adversely affect our financial results.

We are subject to income and other taxes in the U.S. (federal and state) and foreign jurisdictions. Changes in applicable tax laws and regulations or their interpretation and application, including those with retroactive effect, have affected and could affect our tax expense and profitability and cash flows.

In addition to future changes in tax laws, the amount of net deferred tax liabilities will change periodically as a result of a number of factors, including the measurement of our defined benefit pension plans, actual cash contributions to our defined benefit pension plans, changes in the timing of contract taxable income, and changes in the amount and timing of depreciation and amortization deductions. We are also regularly under audit or examination by taxing authorities, including foreign tax authorities. The final determination of tax liabilities and any related litigation could similarly result in unanticipated increases in our tax expense and affect profitability and cash flows. See Note 11: Income Tax under Item 8 for further information regarding our estimated income tax liabilities and a discussion of tax years that are currently under examination by taxing authorities.

We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.

We own patents, trademarks, copyrights, and other forms of intellectual property related to our business, and we license intellectual property rights to and from third parties. The U.S. Government generally receives non-exclusive licenses to certain intellectual property we develop in the performance of U.S. Government contracts, and the U.S. Government may use or, in some cases, authorize third parties to use such intellectual property. The U.S. Government can take aggressive positions both as to the intellectual property to which they believe government use rights apply and to the acquisition of broad license rights. To the extent the U.S. Government is successful, the intellectual property on which we depend and our access to and use of certain supplier intellectual property could be negatively affected.

We also rely upon proprietary technology, information, processes, and know-how that are not protected by patents. We seek to protect this information through trade secret or confidentiality agreements with our employees, consultants, subcontractors, and other parties, as well as through other measures. These agreements and other measures may not, however, adequately protect the trade secrets on which we depend. In addition, trade secrets may be independently developed by competitors.

Our intellectual property is also subject to challenge, invalidation, infringement, misappropriation, or circumvention by third parties. In the event of infringement, misappropriation, breach of a confidentiality agreement, or unauthorized disclosure of proprietary information, we may not have adequate legal remedies to protect our intellectual property. Litigation to determine the scope of our rights or to protect our rights, even if successful, could be costly and a diversion of management's attention. If we are unable to protect our intellectual property rights adequately, our business could be adversely affected.

We also use certain intellectual property licensed to us by third parties. In the case of such licensed intellectual property, we may be unable in the future to secure the necessary licenses to use such intellectual property, or to secure the licenses on commercially reasonable terms.

Anti-takeover provisions in our organizational documents and Delaware law, as well as regulatory requirements, could delay or prevent a change in control.

Certain provisions of our Restated Certificate of Incorporation and Restated Bylaws may delay or prevent a merger or acquisition that stockholders might consider favorable. For example, our Restated Certificate of Incorporation and Restated Bylaws currently require advance notice for stockholder proposals and director nominations, and authorize our board of directors to issue one or more series of preferred stock. Delaware law also imposes restrictions on mergers and other business combinations between any holder of 15% or more of our outstanding common stock and us.

Our nuclear shipbuilding operations are considered vitally important to the U.S. Navy. As a result, our Navy contracts include notice and approval rights for the Navy and conditions regarding the Navy's obligations to indemnify us for losses relating to our naval nuclear operations, in the event of a change of control of our nuclear shipbuilding operations. Such provisions require us to provide the U.S. Navy with notice of any potential change of control of our nuclear shipbuilding operations and receive the Navy's consent to transfer certain related licenses to facilitate the Navy's ability to confirm that a potential buyer would continue to conduct our operations in a satisfactory manner.

Provisions of our Restated Certificate of Incorporation and our Restated Bylaws and our existing contracts with the U.S. Navy may have the effect of discouraging, delaying, or preventing a change of control of our company that may be beneficial to our stockholders and could have a negative impact on our stock price.

Our Restated Bylaws include an exclusive forum requirement for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for such disputes with us or our directors, officers, or employees.

Our Restated Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, other employees, or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery, (iv) any action asserting a claim arising pursuant to any provision of our Certificate of Incorporation or Restated Bylaws, (v) any action asserting an "internal corporate claim" as that term is defined in Section 115 of the General Corporation Law of the State of Delaware, or (vi) any action governed by the internal affairs doctrine. This exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, which provides for exclusive jurisdiction of the federal courts.

The exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the exclusive forum provision contained in our Restated Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs and liabilities associated with resolving such action in other jurisdictions.

General Risk Factors

Our insurance coverage may be inadequate to cover all of our significant risks or our insurers may deny coverage of material losses we incur, which could adversely affect our profitability and financial position.

We seek to insure our significant risks and potential liabilities that are insurable, including, among others, property loss from natural disasters, product liability, and business interruption resulting from an insured property loss. In some circumstances, we may be indemnified for losses by the U.S. Government, subject to the availability of appropriated funds. Not every risk or liability can be protected by insurance, and, for insurable risks, the limits of coverage we can reasonably purchase may not be sufficient to cover the full amount of our actual losses or liabilities, including, for example, in the case of a catastrophic hurricane. In addition, the nature of our business can make it difficult to quantify the disruptive impact and loss resulting from such events. Limitations on the availability of insurance coverage may result in substantial uninsured losses, which could have a material adverse effect on our financial position, results of operations, or cash flows. Even in cases for which we have insurance coverage, disputes with insurance carriers over coverage may affect the timing of cash flows and cause us to incur significant expense to pursue insurance claims. In addition, an unfavorable outcome in the event of litigation with an insurance carrier may have a material adverse effect on our financial position, results of operations, or cash flows.

Market volatility and adverse capital market conditions may affect our ability to access cost-effective sources of funding and may expose us to risks associated with the financial viability of suppliers and subcontractors.

The financial markets experience high levels of volatility and disruption from time to time, reducing the availability of credit for certain issuers. We access these markets from time to time to support certain business activities, including funding acquisitions and capital projects and refinancing existing indebtedness. We may also access these markets to acquire credit support for our workers' compensation self-insurance program and letters of credit. A number of factors could cause us to incur higher borrowing costs and experience greater difficulty accessing public and private debt markets, including disruptions or declines in the global capital markets and/or a decline in our financial performance, outlook, or credit ratings. The occurrence of any or all of these events may adversely affect our ability to fund our operations, meet contractual commitments, make future investments or desirable acquisitions, or respond to competitive challenges.

Tightening capital markets could also adversely affect the ability of our suppliers and subcontractors to obtain financing. Delays in the ability of our suppliers or subcontractors to obtain financing, or the unavailability of financing, could negatively affect their ability to perform their contracts with us and, as a result, our ability to satisfy our contractual obligations. The inability of our suppliers and subcontractors to obtain financing could also result in the need for us to transition to alternate suppliers and subcontractors, which could result in us incurring significant incremental costs and delays.

If we fail to manage acquisitions, joint ventures, equity investments, and other transactions successfully or if acquired businesses or equity investments fail to perform as expected, our financial results, business, and future prospects could be harmed.

As part of our business strategy, we identify and evaluate potential acquisitions, joint ventures, and investments. When evaluating such transactions, we make significant judgments regarding the values of business opportunities, technologies, and other assets, the risks and costs of potential liabilities, and the future prospects of strategic acquisitions. We often compete with other potential buyers for the same opportunities. To be successful, we conduct due diligence to identify valuation issues and potential loss contingencies; negotiate transaction terms; complete and close complex transactions; integrate acquired companies and employees; and realize anticipated operating synergies efficiently and effectively. Acquisition, joint venture, and investment transactions often require substantial management resources and have the potential to divert our attention from our existing business. Unidentified or identified but un-indemnified or uninsured pre-closing liabilities could affect our future financial results, particularly through successor liability under procurement laws and regulations, such as the False Claims Act or Truth in Negotiations Act, anti-corruption, environmental, tax, import-export, and technology transfer laws, which provide for civil and criminal penalties and the potential for debarment. We also may incur unanticipated costs or expenses, including post-closing asset impairment charges, expenses associated with eliminating duplicate facilities, employee retention, transaction-related or other litigation, and other liabilities. Any of the foregoing could adversely affect our business and results of operations.

Joint ventures and other non-controlling investments operate under shared control with other parties. These investments typically include many of the same risks and uncertainties we incur, but may also expose us to additional risks not present if we retained full control. A joint venture partner may have economic or other business interests that are inconsistent with our interests, and we may be unable to prevent strategic decisions that may adversely affect our business, financial condition, and results of operations. We also could be adversely affected by, or liable for, actions taken by joint ventures that we do not control, including violations of anti-corruption, import and export, taxation, and anti-boycott laws.

We can provide no assurance we will continue to increase our dividends or repurchase shares of our common stock.

The payment of cash dividends and repurchases of our common stock are subject to limitations under applicable law and the discretion of our board of directors, considered in the context of current conditions, including our earnings, other operating results, and capital requirements. Declines in asset values or increases in liabilities, including liabilities associated with benefit plans and assets and liabilities associated with taxes, can reduce stockholders' equity. A deficit in stockholders' equity could limit our ability under Delaware law to pay dividends and repurchase shares in the future. In addition, the timing and amount of share repurchases under board-approved share repurchase programs are within the discretion of management and depend upon many factors, including our share price, results of operations, capital requirements, and general business conditions, as well as applicable law.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There were no unresolved staff comments.

ITEM 1C. CYBERSECURITY

Our cybersecurity program (the "Cybersecurity Program") includes processes to identify, assess, and manage material risks from cybersecurity threats. The Cybersecurity Program processes utilize a risk-based approach and include written cybersecurity and information technology policies and procedures, including a cybersecurity incident response plan.

The Cybersecurity Program is informed, in part, by the guidelines of the National Institute of Standards and Technology Cybersecurity Framework to define material risks and establish controls designed to protect, detect, respond to, and recover from cybersecurity incidents. Controls are embedded within our processes and technology, and system activities are measured and monitored by our cybersecurity and information security subject matter specialists and applicable security operations centers at our different business units. We utilize an enterprise-wide "defense-in-depth" risk management strategy to effectively integrate people, processes, and technology.

When appropriate, we use external subject matter specialists to provide incident response services and to conduct independent assessments of internal response readiness. We conduct tabletop scenario planning, covering a range of potential cybersecurity threats, as part of our internal response readiness assessment. We also maintain a supply chain cybersecurity compliance and risk mitigation program to assess material cybersecurity risk from third parties.

Governance

In 2019, our board of directors established a standing Cybersecurity Committee, which is tasked with oversight of the Cybersecurity Program, including: (i) strategy and governance; (ii) operations; and (iii) risk management and regulatory compliance.

The Cybersecurity Committee responsibilities include:
- reviewing our enterprise cybersecurity strategy and framework, including our assessment of cybersecurity threats and risk, data security programs, and our management and mitigation of cybersecurity and information technology risks and potential breach incidents;
- reviewing any significant cybersecurity incident that has occurred, reports to or from regulators with respect thereto, and steps that have been taken to mitigate against reoccurrence;
- evaluating the effectiveness of our cyber risk management and data security programs measured against our cybersecurity threat landscape;
- assessing the effectiveness of our data breach incident response plan;

- reviewing and assessing our information technology disaster recovery capabilities; and
- reviewing our assessment of cybersecurity threats and risk associated with our supply chain and actions we are taking to address such threats and risks.

The Cybersecurity Committee receives reports and updates at committee meetings from our Chief Information Officer ("CIO"), Chief Information Security Officer ("CISO"), and other executives and cybersecurity specialists. Following each committee meeting, the chair of the Cybersecurity Committee briefs the full board of directors on matters covered at the prior Cybersecurity Committee meeting. The board also receives periodic briefings on emerging trends in order to enhance its literacy on cybersecurity issues. At least annually, the Cybersecurity Committee receives updates about the results of the Cybersecurity Program reviews.

The Cybersecurity Committee participates with management periodically in "tabletop" exercises to evaluate our data breach incident response plan.

Management's Role and Expertise in Assessing and Managing Cybersecurity

Our Cybersecurity and Information Technology organization is led by our CIO, who is responsible for cybersecurity risk management, with oversight by the Cybersecurity Committee of the board of directors. Our CIO has more than 25 years of experience in the IT industry. Since 2008, he has held senior-level and CIO positions for several companies, each of which included responsibilities or influence for cybersecurity implementation delivery and oversight.

Our CISO executes the Cybersecurity Program with the support of the Cybersecurity Management Team, which has extensive cybersecurity expertise to protect and defend our networks, physical systems, infrastructure, and data from cybersecurity risks. Our CISO has 33 years of experience in cybersecurity and information technology, over 20 years working with NAVSEA 08Y, approval authority of HII's unclassified Naval Nuclear Propulsion Information networks, and holds a Master's degree in Cybersecurity. He has specific experience in the following cybersecurity areas: Cyber & IT security policy & governance; information risk management; cybersecurity strategic planning and integration; enterprise infrastructure; cybersecurity engineering; incident response and remediation; supply chain cyber risk management; cybersecurity awareness training; M&A cyber risk management; cloud security; identity management; disaster recovery; cybersecurity regulation compliance; and cybersecurity damage assessment.

Our cybersecurity incident response framework is governed by a corporate Cybersecurity Incident Response Plan (the "IRP"), which sets out our approach for categorizing, responding to, and mitigating cybersecurity incidents. The IRP provides definitions of key terms, stakeholder roles and responsibilities, and a response governance and escalation process.

We have an incident response team comprised of our CISO, executive leaders, management, and internal and external legal counsel, whose primary responsibilities include:
- evaluating and validating the impact of an incident;
- approving certain incident response countermeasures and remediation actions;
- escalating incidents and response countermeasures for approval; and
- acting in an advisory capacity in support of cybersecurity incident remediation, as appropriate.

We also have an executive cybersecurity and information technology steering committee comprised of our Chief Executive Officer, CIO, and other members of our executive leadership team, whose primary responsibilities include:
- approving containment and remediation procedures for escalated cyber incidents;
- activating, when appropriate, a crisis management team response; and
- approving certain incident response measures.

We maintain a Crisis Management Plan that addresses our preparation for, management, recovery from, and ultimate resumption of business after a crisis, including emergency response, continued recovery, and business resumption activities such as information systems recovery, when a cybersecurity incident may potentially have a significant impact on our business strategy, results of operations, or financial condition.

As of the date of this report, we are not aware of any cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. However, as discussed under Item 1A. "Risk Factors," specifically the risks titled "We could be negatively impacted by security threats, including cyber security threats, and related disruptions" and "Our earnings and profitability depend, in part, upon subcontractor performance and raw material and component availability and pricing," the sophistication of cyber threats continues to increase, and the preventative actions we take to reduce the risk of cyber incidents and protect our systems and information may be insufficient. Accordingly, no matter how well our controls are designed or implemented, we will not be able to anticipate all security breaches, and we may not be able to implement effective preventive measures against such security breaches in a timely manner.

ITEM 2. PROPERTIES

Our principal properties are located in Pascagoula, Mississippi; Fairfax, McLean, and Newport News, Virginia; and Washington, D.C.

Ingalls - The primary properties comprising our Ingalls operating segment are located in Pascagoula, Mississippi.

Our Pascagoula shipyard facilities are located on approximately 800 acres on the banks of the Pascagoula River where it flows into the Mississippi Sound. This shipyard offers a collection of manufacturing capabilities, including a 660-ton gantry crane and a Land Based Test Facility. We lease the west bank of our Pascagoula shipyard from the State of Mississippi pursuant to a 99-year lease, consisting of a 40-year base term plus six optional terms. We anticipate continued use of this facility for the remaining 42 years of the lease and beyond.

Newport News - The primary properties comprising our Newport News operating segment are located in Newport News, Virginia.

Our Newport News facilities are located on approximately 550 acres we own near the mouth of the James River, which adjoins the Chesapeake Bay, the premier deep-water harbor on the east coast of the United States. Our Newport News shipyard is one of the largest in the United States and includes seven graving docks, a floating dry dock, two outfitting berths, five outfitting piers, and various other shops. It also has a variety of other facilities, including an 18-acre all-weather steel fabrication shop, accessible by both rail and transporter, module outfitting facilities that enable us to assemble a ship's basic structural modules indoors and on land, machine shops totaling 300,000 square feet, and an apprentice school, which provides a four-year accredited apprenticeship program to train shipbuilders.

In January 2025, the Company acquired substantially all of the assets of W International SC, LLC and Vivid Empire SC, LLC (collectively "W International"), a South Carolina-based complex metal fabricator specializing in the manufacture of shipbuilding structures, modules, and assemblies. The acquired manufacturing facility operates within the Newport News segment as Newport News Shipbuilding – Charleston Operations.

Mission Technologies - The properties comprising our Mission Technologies operating segment are located throughout the United States, United Kingdom, and Australia. Our Mission Technologies headquarters are in Fairfax and McLean, Virginia. We lease and own properties related to our operations in approximately 53 cities, consisting of both corporate support locations and contract performance locations. We also have employees working at customer sites throughout the United States and in other countries.

As of December 31, 2024, we had major operations in Honolulu, Hawaii; Odon, Indiana; Annapolis Junction and Hanover, Maryland; Syracuse, New York; Beavercreek and Dayton, Ohio; Alexandria, Suffolk, and Virginia Beach, Virginia; Pocasset, Massachusetts; and Panama City Beach, Florida.

We maintain a robust capital sustainment and maintenance program and believe our physical facilities and equipment are generally well maintained, in good operating condition, and satisfactory for our current needs. We have undertaken substantial capital expenditure programs at our Ingalls and Newport News segments intended to increase our competitiveness and enable us to meet future obligations under our growing shipbuilding program backlog.

ITEM 3. LEGAL PROCEEDINGS

For information regarding legal proceedings, see Note 13: Investigations, Claims, and Litigation in Item 8. Consistent with the requirements of Securities and Exchange Commission Regulation S-K, Item 103, our threshold for disclosing any environmental legal proceeding involving a governmental authority is potential monetary sanctions that our management believes will exceed $1 million.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the New York Stock Exchange under the symbol "HII".

Stockholders

The approximate number of our common stockholders was 11,921 as of January 31, 2025.

Annual Meeting of Stockholders

Our Annual Meeting of Stockholders is currently scheduled to be held on April 30, 2025.

Dividend

For the years ended December 31, 2024 and 2023, we declared dividends on common stock totaling $5.25 and $5.02 per share, respectively. While we intend to continue paying dividends, the declaration of cash dividends is at the discretion of our board of directors, considered in the context of the current conditions, including our earnings, other operating results, capital requirements, and applicable laws.

Stock Performance Graph

The following graph compares the total return on a cumulative basis of $100 invested in our common stock on December 31, 2019, to the Standard & Poor's ("S&P") 500 Index and the S&P Aerospace and Defense Select Index.



- The cumulative total return assumes reinvestment of dividends.
- The S&P Aerospace & Defense Select Index is comprised of The Boeing Company, General Dynamics Corporation, Huntington Ingalls Industries, Inc., L3 Harris Technologies, Inc., Lockheed Martin Corporation, Northrop Grumman Corporation, RTX Corporation, Textron, Inc., and TransDigm Group

Incorporated, among other companies.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Repurchases under our stock repurchase program are made from time to time at management's discretion in accordance with applicable federal securities laws. All repurchases of HII common stock have been recorded as treasury stock. The following table summarizes information relating to purchases made by or on behalf of the Company of shares of the Company's common stock during the quarter ended December 31, 2024.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (in millions)[1,2]
October 1, 2024 to October 31, 2024	—	$ —	—	$ 1,352.3
November 1, 2024 to November 30, 2024	—	—	—	1,352.3
December 1, 2024 to December 31, 2024	—	—	—	1,352.3
Total	—	$ —	—	$ 1,352.3

[1] From the stock repurchase program's inception through December 31, 2024, we have purchased 14,584,709 shares at an average price of $167.82 per share for a total of $2.4 billion.

[2] In November 2012, we announced the establishment of our stock repurchase program. In January 2024, our board of directors authorized an increase in the stock repurchase program to $3.8 billion and an extension of the term to December 31, 2028.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion should be read along with the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K along with the other sections of this Form 10-K, including Item 1A. "Risk Factors."

Business Environment

We continue to see uncertainty in the economy, our industry, and our company. Our customers, suppliers and subcontractors continue to face challenges, and our results for the year were adversely affected by significant challenges relating to labor availability, our supply chain, and inflation, among other challenges. We cannot predict how long these challenges will continue, whether these challenges will change over time, or whether our actions to address these challenges will be successful.

U.S. Political and Economic Environment – The November 2024 elections, which resulted in Republican control of the executive and legislative branches, has resulted in a range of policy changes both domestically and internationally as Republicans seek to reorient U.S. priorities. The new Administration has employed, and is expected to continue to employ, executive actions and other methods, including regulations and policy proposals that impact trade, tax, immigration, energy policies, and other areas.

The debt ceiling is expected to continue to be an area of considerable debate. High debt levels may impose fiscal constraints on many policy objectives, complicating efforts to deliver on promises made during the elections.

Domestically, we expect that national debt levels, inflationary pressures, gross domestic product growth, among other considerations, could impact U.S. budgets and priorities, including with respect to discretionary spending. While monthly inflation rates have declined since peaking at 9.1% in June of 2022, rising military personnel and operations and maintenance costs continue to pressure the Pentagon's investment portfolio buying power. If above-average inflationary conditions continue over the long-term, additional resources may be required to address contract and labor cost growth.

Global supply chain and labor markets continue to experience high levels of disruption, causing significant materials and parts shortages, including raw material, microelectronics and commodity shortages, as well as delivery delays, labor shortages, and price increases. The labor market continues to present significant challenges for our Company, our industry, and the supply chain. Our ability to increase throughput and meet production schedules is directly impacted by labor availability and performance. We monitor labor market conditions and trends and work to mitigate the effects of labor challenges through a variety of measures. Challenges in the labor market are addressed through targeted talent acquisition, partnerships with community colleges, apprentice school sourcing and recruiting, workforce succession planning, and initiatives to retain current employees. Labor shortages and retention also are impacting our supply chain, resulting in longer lead times for materials, parts, and other supplies. Our supply chain has been impacted further by delivery delays, raw material shortages and price increases caused by continued inflationary pressures.

The shipbuilding defense industry is unique in many ways. It is heavily capital and skilled labor intensive. The U.S. Navy, a large single customer with many needs and requirements, dominates the industry's customer base and is served by a fragile supplier base that has trended toward exclusive providers. The DoD continues to adjust its procurement practices and streamline acquisition organizations and processes in an ongoing effort to reduce costs, gain efficiencies, and enhance program management and control. Additionally, the U.S. Navy must compete with other national priorities, including other defense activities, non-defense discretionary spending, and entitlement programs, for a share of federal budget funding. While the impact to our business resulting from these developments remains uncertain, they could have a material impact on current programs, as well as new business opportunities with the DoD.

Defense Spending Environment – On March 11, 2024, the Biden Administration proposed a Fiscal Year (FY) 2025 budget request of $849.8 billion for the DoD, consistent with the discretionary funding cap for defense approved by Congress under the Financial Responsibility Act ("FRA") of 2023. Additionally, the FRA included a sequestration mechanism to incentivize Congress to enact regular, full-year appropriations legislation instead of relying on continuing resolutions ("CR"). Although the Federal government is operating under a CR through March 14, 2025, sequestration would not be enforced until April 30, 2025 and would be reversed upon the enactment of full-year appropriations. The emergency national security supplemental funding legislation enacted during fiscal year 2025 is not subject to the FRA budget caps.

The House and Senate reached a compromise agreement on the National Defense Authorization Act ("NDAA") for fiscal year 2025 in December 2024. Overall, the fiscal year 2025 NDAA authorizes $883.7 billion in national security spending, including $849.9 billion for the Pentagon, consistent with the spending caps directed in the FRA. The compromise legislation supports our shipbuilding priorities with a total authorization of $32.7 billion for shipbuilding programs, including procurement authorization of the *Travis Manion* (LPD 33) Flight II amphibious ship, one *Virginia* class (SSN 774) submarine, three *Arleigh Burke* class (DDG 51) destroyers and the RCOH of USS *Harry S. Truman* (CVN 75). Additionally, the fiscal year 2025 NDAA supports the amphibious warship bundle contract signed in 2024 by authorizing advanced procurement funding for LPD 34 (unnamed), LPD 35 (unnamed), and *Helmand Province* (LHA 10).

Both House and Senate appropriations bills have passed out of committee, and the House defense appropriations bill has been approved by the full House. The House defense appropriations bill funds the Defense Department within the spending caps in the 2023 debt limit deal and supports the President's budget request by funding one *Virginia* class (SSN 774) submarine, two *Arleigh Burke* class (DDG 51) destroyers, one LPD Flight II amphibious ship, and one CVN RCOH. The Senate Appropriations Committee added approximately $21 billion in emergency funding not subject to the FRA caps and included fiscal year 2025 funding for three *Arleigh Burke* class (DDG 51) destroyers, one *Virginia* class (SSN 774) submarine, one LPD Flight II amphibious ship, one CVN RCOH, one FFG-62 frigate, and advanced procurement funding for an additional *Arleigh Burke* class destroyer in fiscal year 2026.

Although a new fiscal year began on October 1, 2024, annual appropriations to fund the federal government for fiscal year 2025 have not been enacted. To provide Congress additional time to reach agreements on funding levels for federal agencies, a continuing resolution was enacted extending funding through December 20, 2024, at fiscal year 2024 levels. Congress passed a second CR in December 2024 that extended federal funding through March 14, 2025.

While the DoD is normally prohibited from starting new programs or increasing funding on existing programs under a CR, the current CR includes anomalies that will allow the DoD to deviate from typical restrictions and obligate funding to support procurement of the *Virginia* class and *Columbia* class submarine programs. A $5.7 billion emergency appropriations anomaly supports fiscal year 2024 and fiscal year 2025 *Virginia* class submarines as well as workforce wages and shipyard investments. This funding does not count against the FRA fiscal year 2025 funding cap.

We cannot predict the outcome of the fiscal year 2025 budget process or whether additional short-term funding will be required in the event annual appropriations measures are not finalized by the expiration date of the current CR.

Global Geopolitical Environment – The global geopolitical environment continues to be impacted by uncertainty, heightened tensions, and instability, all of which drive the increasing need for defense offerings, including those provided by our company. Global geopolitical relationships continue to evolve. The U.S. and its allies face a global security environment that is impacted by threats from state and non-state actors, including major global powers, as well as terrorist organizations, emerging nuclear tensions, diverse regional security concerns, and political instability.

The ongoing conflict in Ukraine and the associated sanctions have impacted the global economy, caused heightened cyber and other security risks, exacerbated supply chain challenges, resulted in higher energy costs, and further impacted inflationary pressures. In addition, tensions with China, along with hostilities in the Middle East, continued conflicts globally, and changes in international trade policies have impacted, and could continue to impact, the global market for defense products, services, and solutions.

Program Descriptions

For convenience, a brief description of certain programs discussed in this Annual Report on Form 10-K is included in the Glossary of Programs.

CONTRACTS

We generate most of our revenues from long-term U.S. Government contracts for the production of goods and services. Government contracts typically include the following cost elements: direct material, labor and subcontracting costs, and certain indirect costs, including allowable general and administrative expenses. Unless otherwise specified in a contract, costs billed to contracts with the U.S. Government are treated as allowable and allocable costs under the FAR and CAS regulations. Examples of costs incurred by us that are not allowable under the FAR and CAS regulations include certain legal costs, lobbying costs, charitable donations, interest expense, organizational costs, including certain merger and acquisition costs, and advertising costs.

We monitor our policies and procedures with respect to our contracts on a regular basis to ensure consistent application under similar terms and conditions, as well as compliance with all applicable government regulations. In addition, the DCAA routinely audits the costs we incur that are allocated to U.S. Government contracts.

Our contracts typically fall into one of four categories: firm fixed-price, fixed-price incentive, cost-type, and time and materials. See Note 6: Revenue in Item 8.

- *Firm Fixed-Price Contracts* - A firm fixed-price contract is a contract in which the specified scope of work is agreed to for a price that is predetermined by bid or negotiation and not generally subject to adjustment regardless of costs incurred by the contractor.

- *Fixed-Price Incentive Contracts* - Fixed-price incentive contracts provide for reimbursement of the contractor's allowable costs, but are subject to a cost-share limit that affects profitability. Fixed-price incentive contracts effectively become firm fixed-price contracts once the cost-share limit is reached.

- *Cost-Type Contracts* - Cost-type contracts provide for reimbursement of the contractor's allowable costs plus a fee that represents profit. Cost-type contracts generally require that the contractor use its reasonable efforts to accomplish the scope of the work within some specified time and some stated dollar limitation.

- *Time and Materials* - Time and materials contracts specify a fixed hourly billing rate for each direct labor hour expended and reimbursement for allowable material costs and expenses.

Contract Fees - Negotiated contract fee structures include: fixed fee amounts, cost sharing arrangements to reward or penalize contractors for under- or over-cost target performance, respectively, positive award fees, and negative penalty arrangements. Profit margins may vary materially depending on the negotiated contract fee arrangements, percentage-of-completion of the contract, the achievement of performance objectives, and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined.

Award Fees - Certain contracts contain award fees based on performance criteria such as cost, schedule, quality, and technical performance. Award fees are determined and earned based on an evaluation by the customer of our performance against such negotiated criteria. We consider award fees to be variable consideration and generally include these fees in the transaction price using a most likely amount approach. Award fees are limited to the extent of funding allotted by the customer and available for performance and those amounts for which a significant reversal of revenue is not probable.

CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires management to make estimates, judgments, and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Management considers an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant judgment and estimates by management in its application. The development and selection of these critical accounting policies have been determined by our management. We have reviewed our critical accounting policies and estimates with the audit committee of our board of directors. Due to the significant judgment involved in selecting certain of the assumptions used in these policies, it is possible that different parties could choose different assumptions and reach different conclusions. While we base estimates and assumptions on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. We consider our policies relating to the following matters to involve our most critical accounting policies and estimates:

- Revenue recognition;
- Retirement related benefit plans; and
- Workers' compensation.

Revenue Recognition

Most of our revenues are derived from long-term contracts for the production of goods and services provided to the U.S. Government, which are generally accounted for by recognizing revenues over time using a cost-to-cost measure of progress. In estimating contract costs, we utilize a profit-booking rate based upon performance expectations that incorporate a number of assumptions and estimates regarding risks related to technical requirements, feasibility, schedule, and contract costs. Management performs periodic reviews of the contracts to evaluate the underlying risks, which may increase the profit-booking rate as we are able to mitigate and retire such risks. For the impacts of changes in estimates on our consolidated statements of operations and comprehensive income, see Note 6: Revenue in Item 8.

Retirement Related Benefit Plans

We recognize, on a plan-by-plan basis, the funded status of our retirement related benefit plans as an asset or liability on our balance sheet, with corresponding adjustments to after-tax accumulated other comprehensive loss and deferred tax assets or liabilities. The funded status represents the difference between the benefit obligation and the fair value of plan assets. See Note 16: Employee Pension and Other Postretirement Benefits in Item 8.

We calculate our retirement related benefit plan costs under both CAS and U.S. GAAP Financial Accounting Standards ("FAS"). The calculations under CAS and FAS require significant judgment. CAS prescribes the determination, allocation, and recovery of retirement related benefit plan costs on U.S. Government contracts through the pricing of products and services. FAS prescribes the methodology used to determine retirement related benefit plan expense or income, as well as the liability, for financial reporting purposes. The CAS requirements for these costs and their calculation methodologies differ from FAS. As a result, while both CAS and FAS use assumptions in their calculation methodologies, each method results in different calculated amounts of retirement related benefit plan costs.

We recover our CAS costs through the pricing of products and services on U.S. Government contracts, so that the CAS cost is recognized in segment product sales and service revenues and in the costs of those product sales and service revenues. In order to present our consolidated financial statements in accordance with FAS, we record the difference between our FAS expense and CAS cost ("FAS/CAS Adjustment") as operating income within segment operating income and non-operating retirement benefit (expense).

The minimum funding requirements for our qualified pension plans are determined under the Employee Retirement Income Security Act of 1974 ("ERISA"), which is primarily based on the year's expected service cost and amortization of other previously unfunded liabilities. Effective January 1, 2011, we were subject to the funding requirements under the Pension Protection Act of 2006 (the "PPA"), which amended ERISA. Under the PPA and the American Rescue Plan Act of 2021, we are required to fully fund our pension plans over a rolling 15-year period as determined annually based upon the funded status at the beginning of each year. The PPA also introduced a variety of benefit restrictions that apply if a plan falls below certain funded percentages, as defined by the Internal Revenue Code. In funding our plans, we consider various factors, including the minimum funding requirements, the funded status needed to avoid potential benefit restrictions and other adverse consequences, minimum CAS funding requirements, and the current and anticipated funding levels of each plan.

Effective January 1, 2021, we adopted the Safe Harbor methodology for determining CAS pension costs. As a result, the interest rates used to calculate pension liabilities under CAS are consistent with those used in the determination of minimum funding requirements under ERISA.

Pension funding requirements for plan sponsors under ERISA are subject to pension relief in the form of higher interest rate assumptions introduced by the Moving Ahead for Progress in the 21st Century Act and subsequently extended by the American Rescue Plan Act of 2021. Using these minimum funding interest rates for the purposes of determining pension costs under CAS reduces volatility in CAS costs year-over-year and provides more predictable costs for our customers, while better aligning reimbursements of pension costs under our contracts with our required pension plan contributions under ERISA.

Due to the differences in requirements and calculation methodologies between FAS and CAS, our FAS pension expense is not necessarily indicative of the funding requirements under the PPA or the amounts we recover from the U.S. Government under CAS.

*Assumption*s - We account for our retirement related benefit plans on the accrual basis under FAS. The measurements of obligations, costs, assets, and liabilities require significant judgment. We annually review our assumptions, which are set at each year end and generally not changed during the following year unless a major plan event occurs, such as an amendment, curtailment, or settlement that would trigger a remeasurement. The key assumptions in these measurements are the interest rate used to discount future benefit payments and the expected long-term rate of return on plan assets.

Discount Rate - The assumed discount rate under FAS is used to determine the retirement related benefit plan obligations and expense, and represents the hypothetical rate at which plan benefit obligations could be effectively settled at the measurement date. Consequently, the discount rate can be volatile from year to year. The discount rate assumption is determined for each plan by constructing a hypothetical portfolio of high-quality bonds with cash flows that match the estimated outflows for future benefit payments to determine a single equivalent discount rate. Benefit payments are not only contingent on the terms of a plan but also on the underlying participant demographics, including current age and assumed mortality. We use only bonds that are denominated in U.S. Dollars, are rated Aa or better by nationally recognized statistical rating agencies, have a minimum outstanding issue of $50 million as of the measurement date, and are not convertible or index-linked.

Expected Long-Term Rate of Return - The expected long-term rate of return on assets is used to calculate net periodic expense, based on such factors as historical returns, targeted asset allocations, investment policy, duration, expected future long-term performance of individual asset classes, interest rates, inflation, portfolio volatility, investment management and administrative fees, and risk management strategies. Historical plan asset performance alone has inherent limitations in predicting future returns. While studies are helpful in understanding past and current trends and performance, the rate of return assumption is based more on long-term prospective views to avoid short-term market influences. Unless plan assets and benefit obligations are subject to remeasurement during the year, the expected return on pension assets is based on the fair value of plan assets at the beginning of the year.

Mortality - Mortality assumptions are used to determine the retirement related benefit obligations and expense, and represent the likelihood and duration of benefit payments to plan participants based on historical experience and projected longevity. We periodically update our mortality assumptions as circumstances warrant.

Differences arising from actual experience or changes in assumptions might materially affect retirement related benefit plan obligations and the funded status. Actuarial gains and losses arising from differences between assumptions and actual experience or changes in assumptions are deferred in accumulated other comprehensive loss. This unrecognized amount is amortized as a component of net expense to the extent it exceeds 10% of the greater of the plan's benefit obligation or plan assets. The amortization period for actuarial gains and losses is the estimated average remaining service life of the plan participants. In 2024, the actual return on assets was approximately 7.7%, which was less than the expected return assumption of 8.00%. For the year ended December 31, 2024, the weighted average discount rates for our pension and other postretirement benefit plans increased by 70 and 44 basis points, respectively. The differences in asset returns resulted in an actuarial loss of $24 million, and the differences in discount rates resulted in an actuarial gain of $500 million for the year ended December 31, 2024.

An increase or decrease of 25 basis points in the discount rate and the expected long-term rate of return assumptions would have had the following approximate impacts on pension expense and obligations:

($ in millions)	Increase (Decrease) in 2025 Expense	Increase (Decrease) in December 31, 2024 Obligations
25 basis point decrease in discount rate	$ 3	$ 163
25 basis point increase in discount rate	—	(156)
25 basis point decrease in expected return on assets	17	
25 basis point increase in expected return on assets	(17)	

Assuming an 8.00% expected return on assets assumption, a $50 million pension plan contribution is generally expected to favorably impact the current year expected return on assets by approximately $2 million, depending on the timing of the contribution.

Sensitivities to assumptions are not necessarily linear and are specific to the time periods noted.

CAS Cost - In addition to providing the methodology for calculating retirement related benefit plan costs, CAS also prescribes the method for assigning those costs to specific periods. While the ultimate liability for such costs under FAS and CAS is similar, the pattern of cost recognition is different. The key drivers of CAS pension cost include the funded status and the method used to calculate CAS reimbursement for each of our plans. A plan's CAS pension cost can only be allocated until the plan is fully funded as defined under the CAS requirements.

Other FAS and CAS Pension Considerations - A key driver of the difference between FAS expense and CAS cost (and consequently the FAS/CAS Adjustment) is the pattern of earnings and expense recognition for actuarial gains and losses that arise when our asset and liability experiences differ from our assumptions under each set of requirements. Under FAS, our net actuarial gains and losses exceeding the 10% corridor are amortized over the estimated average remaining service life of the plan participants. Under CAS Harmonization, the amortization period is 10 years for actuarial gains and losses. Both FAS and CAS use a "market-related value" of plan assets approach to calculate the amount of deferred asset gains or losses to be amortized. Under CAS, actual asset gains and losses are systematically smoothed over five years, subject to certain limitations. For FAS, we do not use this smoothing method, and instead use fair value in determining our FAS expense. Accordingly, FAS expense generally reflects recent asset gains and losses sooner than CAS.

Additionally, CAS cost is only recognized for plans that are not fully funded as defined under CAS. If a plan becomes or ceases to be fully funded due to our asset or liability experience, our CAS cost will change accordingly.

Retirement Plan Assets - Retirement plan assets are stated at fair value. Investments in equity securities (common and preferred) are valued at the last reported sales price when an active market exists. Investments in fixed-income securities are generally valued based on market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. Investments in hedge funds, real estate investment funds, private partnerships, collective trust funds, and commingled funds are generally valued at their Net Asset Values ("NAV") or equivalent, which are based on the current fair values of the fund's underlying assets.

Management reviews independently appraised values, audited financial statements, and additional pricing information to evaluate the NAV or its equivalent.

For the limited group of investments for which market quotations are not readily available or for which the above valuation procedures are deemed not to reflect fair value, additional information is obtained from the investment manager and evaluated internally to determine whether any adjustments are required to reflect fair value. See Note 16: Employee Pension and Other Postretirement Benefits in Item 8.

Accumulated Other Comprehensive Loss - Changes in assumptions and changes to plan assets and benefit obligations due to differences between actuarial assumptions and actual results are reported as actuarial gains and losses and recorded in accumulated other comprehensive loss, along with unrecognized prior service costs arising from plan amendments. As disclosed in Note 16: Employee Pension and Other Postretirement Benefits in Item 8, net pre-tax unrecognized actuarial gains as of December 31, 2024 were $59 million and unrecognized actuarial losses as of December 31, 2023 were $455 million. The increase in actuarial gains in 2024 was primarily driven by higher discount rates used to determine benefit obligations of $500 million and amortization of previously unrecognized actuarial losses of $5 million, which were offset by lower than expected asset returns of $24 million.

Net pre-tax unrecognized prior service costs (credits) as of December 31, 2024 and 2023 were $111 million and $125 million, respectively. These net deferred costs (credits) primarily originated from plan amendments, including those resulting from collective bargaining agreements. The change in unrecognized prior service costs (credits) in 2024 resulted from plan amendments and the amortization of previously accumulated prior service costs (credits).

Workers' Compensation

Our operations are subject to federal and state workers' compensation laws. We maintain self-insured workers' compensation plans and participate in federally administered second injury workers' compensation funds. We estimate the liability for such claims and funding requirements on a discounted basis utilizing actuarial methods based on various assumptions, which include our historical loss experience and projected loss development factors. We periodically, and at least annually, update our assumptions based on an actuarial analysis. For further information on workers' compensation, see Environmental, Health & Safety in Item 1 and Note 16: Commitments and Contingencies in Item 8.

Accounting Standards Updates

See Note 3: Accounting Standards Updates in Item 8 for further information.

CONSOLIDATED OPERATING RESULTS

The following table presents selected financial highlights:

($ in millions)	Year Ended December 31			2024 over 2023		2023 over 2022	
	2024	2023	2022	Dollars	Percent	Dollars	Percent
Sales and service revenues	$ 11,535	$ 11,454	$ 10,676	$ 81	1 %	$ 778	7 %
Cost of product sales and service revenues	10,085	9,808	9,236	277	3 %	572	6 %
Income from operating investments, net	49	37	48	12	32 %	(11)	(23)%
Other income and gains, net	9	120	1	(111)	(93)%	119	11,900 %
General and administrative expenses	973	1,022	924	(49)	(5)%	98	11 %
Operating income	535	781	565	(246)	(31)%	216	38 %
Interest expense	(95)	(95)	(102)	—	— %	7	7 %
Non-operating retirement benefit	179	148	276	31	21 %	(128)	(46)%
Other, net	24	19	(20)	5	26 %	39	195 %
Federal and foreign income taxes	93	172	140	(79)	(46)%	32	23 %
Net earnings	$ 550	$ 681	$ 579	$ (131)	(19)%	$ 102	18 %

Operating Performance Assessment and Reporting

We manage and assess the performance of our business based on our performance on individual contracts and programs using the financial measures referred to below, with consideration given to the Critical Accounting Policies, Estimates, and Judgments referred to in this section. Our portfolio of long-term contracts is largely flexibly-priced. Therefore, sales tend to fluctuate in concert with costs across our large portfolio of active contracts, with operating income being a critical measure of operating performance. Under FAR rules that govern our business with the U.S. Government, most types of costs are allowable, and we do not focus on individual cost groupings, such as cost of sales or general and administrative expenses, as much as we do on total contract costs, which are a key factor in determining contract operating income. As a result, in evaluating our operating performance, we look primarily at changes in sales and service revenues, as well as operating income, including the effects of significant changes in operating income as a result of changes in contract financial estimates and the use of the cumulative catch-up method of accounting in accordance with GAAP. This approach is consistent with the long-term life cycle of our contracts, as management assesses the bidding of each contract by focusing on net sales and operating profit and monitors performance in a similar manner through contract completion. Consequently, our discussion of business segment performance focuses on net sales and operating profit, consistent with our approach for managing our business.

Sales and Service Revenues

Period-to-period revenues reflect performance under new and ongoing contracts. Changes in sales and service revenues are typically expressed in terms of volume. Unless otherwise described, volume generally refers to increases (or decreases) in reported revenues due to varying production activity levels, delivery rates, or service levels on individual contracts. Volume changes will typically carry a corresponding income change based on the profit margin rate for a particular contract.

Sales and service revenues for the year ended December 31, 2024, increased $81 million, or 1%, compared to the same period in 2023, due to higher volumes at Mission Technologies and Ingalls, partially offset by lower volumes at Newport News.

Cost of Sales and Service Revenues

Cost of sales for both product sales and service revenues consists of materials, labor, and subcontracting costs, as well as an allocation of indirect costs for overhead. We manage the type and amount of costs at the contract level, which is the basis for estimating our total costs at completion of our contracts. Unusual fluctuations in operating performance driven by changes in a specific cost element across multiple contracts are described in our analysis.

Refer to "Segment Operating Results" and "Product and Service Revenues and Cost Analysis" in this section for details related to cost of sales for both product sales and service revenues.

Income from Operating Investments, Net

The activities of our operating investments are closely aligned with the operations of the segments holding the investments. We therefore record income related to earnings from equity method investments in our operating income.

Refer to "Segment Operating Results" in this section for details related to income from operating investments.

Other Income and Gains, Net

Other income and gains, net in 2024 was $9 million, compared to $120 million in 2023. The decrease was due to the sale of a court judgment in 2023 and the settlement of a representations and warranties insurance claim related to the acquisition of Hydroid in 2023, partially offset by the settlement of an insurance claim in 2024.

General and Administrative Expenses

In accordance with industry practice and the regulations that govern the cost accounting requirements for government contracts, most general and administrative expenses are considered allowable and allocable costs on government contracts. These costs are allocated to contracts in progress on a systematic basis, and contract performance factors include this cost component as an element of cost.

General and administrative expenses in 2024 decreased $49 million, or 5%, compared to 2023. The decrease was primarily due to lower state taxes.

Operating Income

We consider operating income an important measure for evaluating our operating performance, and, consistent with industry practice, we define operating income as revenues less the related costs of producing the revenues and general and administrative expenses.

We internally manage our operations by reference to "segment operating income," which is defined as operating income before the Operating FAS/CAS Adjustment and non-current state income taxes, neither of which affects contract performance. Segment operating income is not a recognized measure under GAAP. When analyzing our operating performance, investors should use segment operating income in addition to, and not as an alternative for, operating income or any other performance measure presented in accordance with GAAP. It is a measure we use to evaluate our core operating performance. We believe segment operating income reflects an additional way of viewing aspects of our operations that, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our business. We believe the measure is used by investors and is a useful indicator to measure our performance. Because not all companies use identical calculations, our presentation of segment operating income may not be comparable to similarly titled measures of other companies. Refer to "Segment Operating Results" in this section for details related to segment operating income, as well as activity within each segment.

The following table reconciles operating income to segment operating income:

($ in millions)	Year Ended December 31			2024 over 2023		2023 over 2022	
	2024	2023	2022	Dollars	Percent	Dollars	Percent
Operating income	$ 535	$ 781	$ 565	$ (246)	(31)%	$ 216	38 %
Operating FAS/CAS Adjustment	62	72	145	(10)	(14)%	(73)	(50)%
Non-current state income taxes	(24)	(11)	2	(13)	(118)%	(13)	(650)%
Segment operating income	$ 573	$ 842	$ 712	$ (269)	(32)%	$ 130	18 %

FAS/CAS Adjustment and Operating FAS/CAS Adjustment

The FAS/CAS Adjustment reflects the difference between expenses for pension and other postretirement benefits determined in accordance with GAAP and the expenses for these items included in segment operating income in accordance with CAS. The Operating FAS/CAS Adjustment excludes the following components of net periodic benefit costs: interest cost, expected return on plan assets, amortization of prior service cost (credit) and actuarial loss (gain), and settlement and curtailment effects.

The components of the Operating FAS/CAS Adjustment were as follows:

| ($ in millions) | Year Ended December 31 | | | 2024 over 2023 | | 2023 over 2022 | |
	2024	2023	2022	Dollars	Percent	Dollars	Percent
FAS benefit (expense)	$ 64	$ 30	$ 86	$ 34	113 %	$ (56)	(65)%
CAS cost	53	46	45	7	15 %	1	2 %
FAS/CAS Adjustment	117	76	131	41	54 %	(55)	(42)%
Non-operating retirement benefit	(179)	(148)	(276)	(31)	(21)%	128	46 %
Operating FAS/CAS Adjustment (expense) benefit	$ (62)	$ (72)	$ (145)	$ 10	14 %	$ 73	50 %

The Operating FAS/CAS Adjustment in 2024 was a net expense of $62 million, compared to a net expense of $72 million in 2023. The favorable change was primarily driven by higher interest rates under FAS.

We expect the FAS/CAS Adjustment in 2025 to be a net benefit of approximately $148 million (($100) million FAS and $48 million CAS), primarily driven by higher discount rates under FAS.

We expect the Operating FAS/CAS Adjustment in 2025 to be a net expense of approximately $43 million ($91 million FAS and $48 million CAS), primarily driven by higher interest rates under FAS.

The expected FAS/CAS Adjustment is subject to change during 2025, when we remeasure our actuarial estimate of the unfunded benefit obligation with updated census data and other items later in the year.

Non-current State Income Taxes

Non-current state income taxes include deferred state income taxes, which reflect the change in deferred state tax assets and liabilities, and the tax expense or benefit associated with changes in state unrecognized tax benefits in the relevant period. These amounts are recorded within operating income. Current period state income taxes are charged to contract costs and included in cost of sales and service revenues in segment operating income.

Non-current state income tax benefit in 2024 was $24 million, compared to non-current state income tax benefit of $11 million in 2023. The favorable change in non-current state income taxes was driven by a decrease in deferred state income tax expense, primarily attributable to the reduction in the blended state income tax rate applied to our deferred tax balances.

SEGMENT OPERATING RESULTS

Basis of Presentation

Our discussion of business segment performance focuses on sales and service revenues and operating income, consistent with our approach for managing our business. We are aligned into three reportable segments: Ingalls, Newport News, and Mission Technologies.

The following table presents segment operating results:

($ in millions)	Year Ended December 31			2024 over 2023		2023 over 2022	
	2024	2023	2022	Dollars	Percent	Dollars	Percent
Sales and Service Revenues							
Ingalls	$ 2,767	$ 2,752	$ 2,570	$ 15	1 %	$ 182	7 %
Newport News	5,969	6,133	5,852	(164)	(3)%	281	5 %
Mission Technologies	2,937	2,699	2,387	238	9 %	312	13 %
Intersegment eliminations	(138)	(130)	(133)	(8)	(6)%	3	2 %
Sales and service revenues	$ 11,535	$ 11,454	$ 10,676	$ 81	1 %	$ 778	7 %
Operating Income							
Ingalls	$ 211	$ 362	$ 292	$ (151)	(42)%	$ 70	24 %
Newport News	246	379	357	(133)	(35)%	22	6 %
Mission Technologies	116	101	63	15	15 %	38	60 %
Segment operating income	573	842	712	(269)	(32)%	130	18 %
Non-segment factors affecting operating income							
Operating FAS/CAS Adjustment	(62)	(72)	(145)	10	14 %	73	50 %
Non-current state income taxes	24	11	(2)	13	118 %	13	650 %
Operating income	$ 535	$ 781	$ 565	$ (246)	(31)%	$ 216	38 %

KEY SEGMENT FINANCIAL MEASURES

Sales and Service Revenues

Period-to-period revenues reflect performance under new and ongoing contracts. Changes in sales and service revenues are typically expressed in terms of volume. Unless otherwise described, volume generally refers to increases (or decreases) in reported revenues due to varying production activity levels, delivery rates, or service levels on individual contracts. Volume changes will typically carry a corresponding income change based on the profit margin rate for a particular contract.

Segment Operating Income

Segment operating income reflects the aggregate performance results of contracts within a segment. Excluded from this measure are certain costs not directly associated with contract performance, such as the Operating FAS/CAS Adjustment and non-current state income taxes. Changes in segment operating income are typically expressed in terms of volume, as discussed above, or performance. Performance refers to changes in contract profit margin rates. These changes typically relate to profit recognition associated with revisions to estimated costs at completion ("EAC"), which reflect improved or deteriorated operating performance on that contract. Operating income changes are accounted for on a cumulative to date basis at the time an EAC change is recorded. Segment operating income may also be affected by, among other things, contract performance, inflationary pressures on our supply chain, the effects of workforce stoppages and other labor-related shortfalls, the availability of raw materials, the effects of natural disasters such as hurricanes, resolution of disputed items with the customer, recovery of insurance proceeds, and other discrete events. At the completion of a long-term contract, any originally estimated costs not incurred or reserves not fully utilized, such as warranty reserves, could also impact contract earnings. Where such items have occurred and the effects are material, a separate description is provided.

Net Cumulative Catch-up Revenue Adjustments

For the years ended December 31, 2024, 2023, and 2022, gross favorable and unfavorable cumulative catch-up revenue adjustments were as follows:

	Year Ended December 31					
($ in millions)	2024		2023		2022	
Gross favorable adjustments	$	287	$	309	$	325
Gross unfavorable adjustments		(413)		(191)		(212)
Net adjustments	$	(126)	$	118	$	113

For the years ended December 31, 2024, 2023, and 2022, net cumulative catch-up revenue adjustments by segment were as follows:

	Year Ended December 31					
($ in millions)	2024		2023		2022	
Ingalls	$	14	$	91	$	109
Newport News		(154)		9		(13)
Mission Technologies		14		18		17
Net adjustments	$	(126)	$	118	$	113

Ingalls

	Year Ended December 31			2024 over 2023		2023 over 2022	
($ in millions)	2024	2023	2022	Dollars	Percent	Dollars	Percent
Sales and service revenues	$ 2,767	$ 2,752	$ 2,570	$ 15	1 %	$ 182	7 %
Segment operating income	211	362	292	(151)	(42)%	70	24 %
As a percentage of segment sales	*7.6 %*	*13.2 %*	*11.4 %*				

Sales and Service Revenues

Ingalls sales and service revenues, including intersegment sales, increased $15 million, or 1%, in 2024 compared to 2023, primarily driven by higher volumes in surface combatants, partially offset by lower volumes in amphibious assault ships and the NSC program.

Segment Operating Income

Ingalls segment operating income in 2024 was $211 million, compared to segment operating income of $362 million in 2023. The decrease was primarily driven by the sale of a court judgment in 2023 and lower performance on amphibious assault ships and surface combatants.

Newport News

	Year Ended December 31			2024 over 2023		2023 over 2022	
($ in millions)	2024	2023	2022	Dollars	Percent	Dollars	Percent
Sales and service revenues	$ 5,969	$ 6,133	$ 5,852	$ (164)	(3)%	$ 281	5 %
Segment operating income	246	379	357	(133)	(35)%	22	6 %
As a percentage of segment sales	*4.1 %*	*6.2 %*	*6.1 %*				

Sales and Service Revenues

Newport News sales and service revenues, including intersegment sales, decreased $164 million, or 3%, in 2024 compared to 2023, primarily driven by cumulative catch-up adjustments on the *Virginia* class (SSN 774) submarine program, and lower volumes on aircraft carriers and naval nuclear support services, partially offset by higher volumes in the *Columbia* class (SSBN 826) program.

Segment Operating Income

Newport News segment operating income in 2024 was $246 million, compared to segment operating income of $379 million in 2023. The decrease was primarily driven by lower performance on the *Virginia* class (SSN 774) submarine program and aircraft carriers, partially offset by contract incentives on the *Columbia* class (SSBN 826) program.

Mission Technologies

($ in millions)	Year Ended December 31			2024 over 2023		2023 over 2022	
	2024	2023	2022	Dollars	Percent	Dollars	Percent
Sales and service revenues	$ 2,937	$ 2,699	$ 2,387	$ 238	9 %	$ 312	13 %
Segment operating income	116	101	63	15	15 %	38	60 %
As a percentage of segment sales	*3.9 %*	*3.7 %*	*2.6 %*				

Sales and Service Revenues

Mission Technologies sales and service revenues, including intersegment sales, for the year ended December 31, 2024, increased $238 million, or 9%, compared to 2023, primarily due to higher volumes in CEW&S and C5ISR contracts.

Segment Operating Income

Mission Technologies segment operating income for the year ended December 31, 2024, was $116 million, compared to segment operating income of $101 million in 2023. The increase was primarily driven by higher volume and performance in CEW&S, higher performance in fleet sustainment, and higher equity income from operating investments, partially offset by the settlement of a representations and warranties insurance claim related to the acquisition of Hydroid in 2023.

PRODUCT AND SERVICE REVENUES AND COST ANALYSIS

The following table presents segment sales and service revenues by both product and service:

	Segment Sales and Service Revenues						
($ in millions)	**Year Ended December 31**			**2024 over 2023**		**2023 over 2022**	
Segment Information	**2024**	**2023**	**2022**	**Dollars**	**Percent**	**Dollars**	**Percent**
Ingalls							
Product	$ 2,424	$ 2,495	$ 2,372	$ (71)	(3)%	$ 123	5 %
Service	335	248	186	87	35 %	62	33 %
Intersegment	8	9	12	(1)	(11)%	(3)	(25)%
Total Ingalls	2,767	2,752	2,570	15	1 %	182	7 %
Newport News							
Product	4,921	5,053	4,821	$ (132)	(3)%	232	5 %
Service	1,045	1,077	1,026	$ (32)	(3)%	51	5 %
Intersegment	3	3	5	$ —	— %	(2)	(40)%
Total Newport News	5,969	6,133	5,852	(164)	(3)%	281	5 %
Mission Technologies							
Product	119	116	90	$ 3	3 %	26	29 %
Service	2,691	2,465	2,181	$ 226	9 %	284	13 %
Intersegment	127	118	116	$ 9	8 %	2	2 %
Total Mission Technologies	2,937	2,699	2,387	238	9 %	312	13 %
Segment Totals							
Product	$ 7,464	$ 7,664	$ 7,283	$ (200)	(3)%	$ 381	5 %
Service	4,071	3,790	3,393	$ 281	7 %	397	12 %
Total Segment	$ 11,535	$ 11,454	$ 10,676	$ 81	1 %	$ 778	7 %

The following table presents segment cost of sales and service revenues by both product and service:

Segment Cost of Sales and Service Revenues

($ in millions)	Year Ended December 31			2024 over 2023		2023 over 2022	
Segment Information	2024	2023	2022	Dollars	Percent	Dollars	Percent
Ingalls							
Product	$ 2,070	$ 2,031	$ 1,931	$ 39	2 %	$ 100	5 %
Service	294	207	162	87	42 %	45	28 %
Intersegment	8	9	12	(1)	(11)%	(3)	(25)%
Total Ingalls	2,372	2,247	2,105	125	6 %	142	7 %
Newport News							
Product	4,276	4,254	4,097	$ 22	1 %	157	4 %
Service	865	900	858	$ (35)	(4)%	42	5 %
Intersegment	3	3	5	$ —	— %	(2)	(40)%
Total Newport News	5,144	5,157	4,960	(13)	— %	197	4 %
Mission Technologies							
Product	102	121	73	$ (19)	(16)%	48	66 %
Service	2,416	2,223	1,970	$ 193	9 %	253	13 %
Intersegment	127	118	116	$ 9	8 %	2	2 %
Total Mission Technologies	2,645	2,462	2,159	183	7 %	303	14 %
Segment Totals							
Product	$ 6,448	$ 6,406	$ 6,101	$ 42	1 %	$ 305	5 %
Service	3,575	3,330	2,990	$ 245	7 %	340	11 %
Total Segment [(1)]	$ 10,023	$ 9,736	$ 9,091	$ 287	3 %	$ 645	7 %

[(1)] Operating FAS/CAS Adjustment is excluded from segment cost of product sales and service revenues.

Product Sales and Segment Cost of Product Sales

Product sales in 2024 decreased $200 million, or 3%, from 2023, primarily due to lower volumes on aircraft carriers and cumulative catch-up adjustments on the *Virginia* class (SSN 774) submarine program at Newport News and lower volumes at Ingalls in amphibious assault ships, partially offset by higher volumes in the *Columbia* class (SSBN 826) program at Newport News and higher volumes at Ingalls in surface combatants.

Segment cost of product sales in 2024 increased $42 million, or 1%, compared to 2023, primarily due to higher volumes at Ingalls in surface combatants and higher volumes in the *Columbia* class (SSBN 826) program at Newport News, partially offset by lower volumes on aircraft carriers at Newport News.

Service Revenues and Segment Cost of Service Revenues

Service revenues in 2024 increased $281 million, or 7%, from 2023, primarily as a result of higher volumes at Mission Technologies in CEW&S and C5ISR.

Cost of service revenues in 2024 increased $245 million, or 7%, compared to 2023, consistent with the higher service volumes described above.

OTHER FINANCIAL INFORMATION

Interest Expense

Interest expense for each of the years ended December 31, 2024 and 2023 was $95 million.

Non-Operating Retirement Benefit

The non-operating retirement benefit includes the following components of net periodic benefit costs: interest cost, expected return on plan assets, amortization of prior service cost (credit) and actuarial loss (gain), and settlement and curtailment effects.

The non-operating retirement benefit in 2024 was $179 million, compared to $148 million in 2023. The favorable change was primarily driven by higher 2023 returns on plan assets.

Other, Net

Other, net income in 2024 was $24 million, compared to other, net income of $19 million in 2023. There were no individually significant drivers for the increase in Other, net for the year ended December 31, 2024.

Federal and Foreign Income Taxes

Our effective tax rate on earnings from continuing operations was 14.5% in 2024, compared to 20.2% in 2023. The decrease in our effective tax rate for 2024 was primarily attributable to current and prior period research and development tax credits recorded in 2024.

For the year ended December 31, 2024, our effective tax rate differed from the federal statutory corporate income tax rate of 21% primarily due to research and development tax credits for the current and prior periods.

In October 2021, the Organization for Economic Co-operation and Development (the "OECD") announced the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (the "Framework"), which agreed to a two-pillar solution to address tax challenges arising from digitalization of the economy. In December 2021, the OECD released Pillar Two Model Rules defining the global minimum tax rules, which contemplate a minimum tax rate of 15%. To date, various jurisdictions have enacted, or are in the process of enacting, legislation on these rules, and the OECD continues to release additional guidance. While it is uncertain whether the U.S. will enact legislation to adopt the minimum tax directive, certain countries in which we operate have adopted legislation, and other countries are in the process of introducing legislation to implement the minimum tax directive. Further, the OECD issued administrative guidance providing transition and safe harbor rules that could delay the impact of the minimum tax directive. We will continue to monitor the implementation of the Framework by the countries in which we operate. We currently do not expect the Framework to have a material impact on our effective tax rate or our consolidated results of operation, financial position, and cash flows.

BACKLOG

Total backlog as of December 31, 2024, was approximately $48.7 billion. Total backlog includes both funded backlog (firm orders for which funding is contractually obligated by the customer) and unfunded backlog (firm orders for which funding is not currently contractually obligated by the customer). Backlog excludes unexercised contract options and unfunded indefinite delivery/indefinite quantity orders. For contracts having no stated contract values, backlog includes only the amounts committed by the customer as of December 31, 2024 and 2023, respectively.

The following table presents funded and unfunded backlog by segment as of December 31, 2024 and 2023:

($ in millions)	December 31, 2024			December 31, 2023		
	Funded	Unfunded	Total Backlog	Funded	Unfunded	Total Backlog
Ingalls	$ 13,519	$ 2,333	$ 15,852	$ 12,546	$ 3,201	$ 15,747
Newport News	12,079	14,666	26,745	11,890	15,349	27,239
Mission Technologies	1,824	4,292	6,116	1,545	3,590	5,135
Total backlog	$ 27,422	$ 21,291	$ 48,713	$ 25,981	$ 22,140	$ 48,121

We expect approximately 21% of the $48.7 billion total backlog as of December 31, 2024, to be converted into sales during the year ending December 31, 2025. U.S. Government orders comprised substantially all of the backlog as of December 31, 2024 and 2023.

Contract Awards

The value of new contract awards during the year ended December 31, 2024, was approximately $12.1 billion, including an award for the maintenance and overhaul of USS *Boise* (SSN 764), an award for an advanced planning contract for the RCOH of USS *Harry S. Truman* (CVN 75) and an award for construction of USS *Richard J. Danzig* (DDG 143).

LIQUIDITY AND CAPITAL RESOURCES

We seek to efficiently convert operating results into cash for deployment in operating our businesses, implementing our business strategy, and maximizing stockholder value. We use various financial measures to inform our capital deployment strategy, including net cash provided by operating activities and free cash flow. We believe these measures are useful to investors in assessing our financial performance.

The following table summarizes key components of cash flow provided by operating activities:

($ in millions)	Year Ended December 31 2024	2023	2022	2024 over 2023 Dollars	Percent	2023 over 2022 Dollars	Percent
Net earnings	$ 550	$ 681	$ 579	$ (131)	(19)%	$ 102	18 %
Depreciation and amortization of purchased intangible assets	326	347	358	(21)	(6)%	(11)	(3)%
Other non-cash transactions, net	10	29	15	(19)	(66)%	14	93 %
Stock-based compensation	23	34	36	(11)	(32)%	(2)	(6)%
Deferred income taxes	(122)	(113)	2	(9)	(8)%	(115)	(5,750)%
Loss (gain) on investments in marketable securities	(22)	(23)	25	1	4 %	(48)	(192)%
Retiree benefits	(112)	(75)	(127)	(37)	(49)%	52	41 %
Trade working capital decrease (increase)	(260)	90	(122)	(350)	(389)%	212	174 %
Net cash provided by operating activities	$ 393	$ 970	$ 766	$ (577)	(59)%	$ 204	27 %

We have historically maintained a capital structure comprised of a mix of equity and debt financing. We vary our leverage both to optimize our equity return and to pursue acquisitions. We expect to meet our current debt obligations as they come due through internally generated funds from current levels of operations, existing borrowing facilities, and/or through refinancing in the debt markets prior to the maturity dates of our debt.

Cash Flows

We discuss below our significant operating, investing, and financing activities affecting cash flows for each of the three years in the period ended December 31, 2024, as classified in our consolidated statements of cash flows.

Operating Activities

Cash provided by operating activities in 2024 was $393 million, compared to $970 million provided by operating activities in 2023. The unfavorable change in operating cash flow was primarily due to an unfavorable change in trade working capital driven by the timing of billings across programs and lower earnings, partially offset by lower payments for income taxes.

We expect cash generated from operations in 2025, in combination with our current cash and cash equivalents, as well as existing borrowing facilities, to be sufficient to service debt and retiree benefit plans, meet contractual obligations, and fund capital expenditures for at least the next 12 calendar months beginning January 1, 2025 and beyond such 12-month period based on our current business plans.

Investing Activities

Cash used in investing activities in 2024 was $348 million, compared to $236 million used in investing activities in 2023. The change in investing cash was primarily driven by an increase in capital expenditures and the sale of our interest in an unconsolidated ship repair and specialty fabrication joint venture in 2023, partially offset by additional investment in one of our unconsolidated nuclear and environmental joint ventures in 2023.

For 2025, we expect our capital expenditures for maintenance and sustainment to be approximately 1.5% of annual revenues and our discretionary capital expenditures to be approximately 2.0% to 2.5% of annual revenues.

Financing Activities

Cash provided by financing activities in 2024 was $356 million, compared to $771 million used in financing activities in 2023. The change in cash provided by financing activities was primarily due to $1 billion in proceeds from the issuance of long term debt and lower repayment of long term debt in the current year, which was partially offset by increased repurchases of common stock.

Free Cash Flow

Free cash flow represents cash provided by (used in) operating activities less capital expenditures net of related grant proceeds. Free cash flow is not a measure recognized under GAAP. Free cash flow has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, net earnings as a measure of our performance or net cash provided by operating activities as a measure of our liquidity. We believe free cash flow is an important liquidity measure for our investors because it provides them insight into our current and period-to-period performance and our ability to generate cash from continuing operations. We also use free cash flow as a key operating metric in assessing the performance of our business and as a key performance measure in evaluating management performance and determining incentive compensation. Free cash flow may not be comparable to similarly titled measures of other companies.

The following table reconciles net cash provided by operating activities to free cash flow:

($ in millions)	Year Ended December 31		
	2024	2023	2022
Net cash provided by operating activities	$ 393	$ 970	$ 766
Less capital expenditures:			
Capital expenditure additions	(367)	(292)	(284)
Grant proceeds for capital expenditures	14	14	12
Free cash flow	$ 40	$ 692	$ 494

Free cash flow in 2024 decreased $652 million from 2023, primarily due to an unfavorable change in trade working capital driven by the timing of billings across programs, lower earnings, and higher capital expenditures, which was partially offset by lower payments for income taxes.

Retirement Related Benefit Plan Contributions

ERISA, including amendments under pension relief legislation, defines the minimum amount we must contribute to our qualified defined benefit pension plans. In determining whether to make discretionary contributions to these plans above the minimum required amounts, we consider various factors, including maintaining the funded status needed to avoid potential benefit restrictions and other adverse consequences, maintaining minimum CAS funding requirements, and the current and anticipated future funding levels of each plan. The contributions to our qualified defined benefit pension plans are affected by a number of factors, including published IRS interest rates, the actual return on plan assets, actuarial assumptions, and demographic experience. These factors and our resulting contributions also impact the funded status of the plans.

We made the following minimum and discretionary contributions to our pension and other postretirement benefit plans in the years ended December 31, 2024, 2023, and 2022:

($ in millions)	Year Ended December 31		
	2024	2023	2022
Pension plans			
Discretionary			
Qualified	$ —	$ —	$ —
Non-qualified	11	12	10
Other benefit plans	36	32	31
Total contributions	$ 47	$ 44	$ 41

As of December 31, 2024 and 2023, our qualified pension plans were funded 125% and 114%, respectively on a FAS basis. As of December 31, 2024 and 2023, these plans were sufficiently funded on an ERISA basis so as not to be subject to benefit payment restrictions. The funded percentages under ERISA and FAS vary due to inherent differences in the assumptions and methodologies used to calculate the respective obligations. We expect our 2025 cash contributions to our qualified defined benefit pension plans to be less than $1 million, all of which we anticipate will be discretionary and which are exclusive of CAS cost recoveries in our contracts. Due to the differences in calculation methodologies, our FAS expense is not necessarily representative of our funding requirements or CAS cost recoveries.

We expect 2025 contributions to our other postretirement benefit plans to be approximately $34 million, which are exclusive of CAS cost recoveries under our contracts. Contributions for other postretirement benefit plans are not required to be funded in advance and are paid on an as-incurred basis.

Other Sources and Uses of Capital

Stockholder Distributions - In November 2024, our board of directors authorized an increase in our quarterly cash dividend to $1.35 per share. The board previously increased the quarterly cash dividend to $1.30 per share in November 2023 and $1.24 per share in November 2022. We paid cash dividends totaling $206 million ($5.25 per share), $200 million ($5.02 per share), and $192 million ($4.78 per share) in the years ended December 31, 2024, 2023, and 2022, respectively.

In January 2024, our board of directors authorized an increase to our stock repurchase program from $3.2 billion to $3.8 billion and an extension of the term of the program to December 31, 2028. Repurchases are made from time to time at management's discretion in accordance with applicable federal securities laws. For the year ended December 31, 2024, we repurchased 607,841 shares at an aggregate cost of $163 million, including $1 million of accrued excise tax. For the years ended December 31, 2023 and 2022, we repurchased 337,007 and 244,561 shares, respectively, at aggregate costs of $75 million and $52 million, respectively. The cost of repurchased shares is recorded as treasury stock in the consolidated statements of financial position.

Additional Capital - In November 2024, we issued $500 million aggregate principal amount of 5.353% senior notes due 2030 and $500 million aggregate principal amount of 5.749% senior notes due 2035. The net proceeds from these senior notes were expected to be used for general corporate purposes, including debt repayment (which may include repayment of our 3.844% senior notes due 2025 and commercial paper borrowings) and working capital.

In September 2024, we amended and restated our existing $1.5 billion credit facility, increasing the capacity thereunder to $1.7 billion and extending the maturity date to September 2029 (the "Second Amended and Restated Revolving Credit Facility"). The Second Amended and Restated Revolving Credit Facility includes a letter of credit sub-facility of $300 million.

In September 2024, our borrowing capacity under our unsecured commercial paper note program increased from $1 billion to $1.7 billion. As of December 31, 2024, the Company had no outstanding debt under the commercial paper program.

Contractual Obligations - Our future contractual obligations are related to debt, leases, pension liabilities, unrecognized tax benefits, workers compensation, and purchase obligations. See Note 12: Debt, Note 14: Leases,

Note 16: Employee Pension and Other Postretirement Benefits, Note 11: Income Taxes, and Note 2: Summary of Significant Accounting Policies in Item 8 for information about those obligations. Our purchase obligations as of December 31, 2024, were approximately $5,794 million, with approximately $2,708 million expected to be paid in 2025 and $3,086 million thereafter. A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. As of December 31, 2024, future scheduled periodic interest payments on our outstanding long-term debt, including commitment fees that we are obligated to pay on our existing $1.7 billion Second Amended and Restated Revolving Credit Facility, were approximately $687 million, with approximately $105 million expected to be paid in 2025 and $582 million thereafter.

Off-Balance Sheet Arrangements

In the ordinary course of business, we use letters of credit issued by commercial banks to support certain leases, insurance policies, and contractual performance obligations, as well as surety bonds issued by insurance companies principally to support our self-insured workers' compensation plans. As of December 31, 2024, $11 million in letters of credit were issued but undrawn and $360 million of surety bonds were outstanding. As of December 31, 2024, we had no other significant off-balance sheet arrangements.

GLOSSARY OF PROGRAMS

Included below are brief descriptions of some of the programs discussed in this Annual Report on Form 10-K.

Program Name	Program Description
Aircraft carrier RCOH	Perform refueling and complex overhaul ("RCOH") of nuclear-powered aircraft carriers, which is required at the mid-point of their 50-year life cycle. USS *John C. Stennis* (CVN 74) arrived at Newport News for the start of its RCOH in May 2021, and USS *George Washington* (CVN 73) was redelivered to the U.S. Navy in May 2023.
America class (LHA 6) amphibious assault ships	Design and build large deck amphibious assault ships that provide forward presence and power projection as an integral part of joint, interagency and multinational maritime expeditionary forces. The *America* class (LHA 6) ships, together with the *Wasp* class (LHD 1) ships, are the successors to the decommissioned *Tarawa* class (LHA 1) ships. The *America* class (LHA 6) ships optimize aviation operations and support capabilities. In 2023, we were awarded a long-lead-time material contract for *Helmand Province* (LHA 10), and in 2024, we were awarded a contract modification for the detail design and construction of *Helmand Province* (LHA 10). We are currently constructing *Bougainville* (LHA 8) and *Fallujah* (LHA 9).
Arleigh Burke class (DDG 51) destroyers	Build guided missile destroyers designed for conducting anti-air, anti-submarine, anti-surface, and strike operations. The Aegis-equipped *Arleigh Burke* class (DDG 51) destroyers are the U.S. Navy's primary surface combatant, and have been constructed in variants, allowing technological advances during construction. We delivered USS *Frank E. Petersen Jr.* (DDG 121), USS *Lenah H. Sutcliffe Higbee* (DDG 123), and USS *Jack H. Lucas* (DDG 125) in 2021, 2022, and 2023, respectively. We have contracts to construct the following *Arleigh Burke* class (DDG 51) destroyers: *Ted Stevens* (DDG 128), *Jeremiah Denton* (DDG 129), *George M. Neal* (DDG 131), *Sam Nunn* (DDG 133), *Thad Cochran* (DDG 135), *John F. Lehman* (DDG 137), *Telesforo Trinidad* (DDG 139), *Ernest E. Evans* (DDG 141), *Charles J. French* (DDG 142), and *Richard J. Danzig* (DDG 143).
Columbia class (SSBN 826) submarines	Design and construct modules for *Columbia* class (SSBN 826) nuclear ballistic missile submarines ("SSBNs") as a subcontractor to Electric Boat. SSBNs are the most secure and survivable of our nation's nuclear deterrent triad. *Columbia* class SSBNs will carry approximately 70 percent of the nation's nuclear arsenal. The *Columbia* class (SSBN 826) program plan of record is to construct 12 new SSBNs to replace the current aging *Ohio* class. We have a teaming agreement with Electric Boat to build modules for the entire *Columbia* class (SSBN 826) submarine program that leverages our *Virginia* class (SSN 774) experience. We have been awarded contracts from Electric Boat for integrated product and process development, providing long–lead–time material and advance construction, and construction of the first two boats of the *Columbia* class (SSBN 826) submarine program. Construction of the first *Columbia* class (SSBN 826) submarine began in 2020. In 2023, we received an award modification for long-lead-time material and advance construction for the next five boats.

USS *Gerald R. Ford* class (CVN 78) aircraft carriers	Design and construction for the *Ford* class program, which is the aircraft carrier replacement program for the decommissioned *Enterprise* (CVN 65) and *Nimitz* class (CVN 68) aircraft carriers. USS *Gerald R. Ford* (CVN 78), the first ship of the *Ford* class, was delivered to the U.S. Navy in the second quarter of 2017. In June 2015, we were awarded a contract for the detail design and construction of *John F. Kennedy* (CVN 79), following several years of engineering, advance construction, and purchase of long-lead-time components and material. In addition, we have received awards for detail design and construction of *Enterprise* (CVN 80) and *Doris Miller* (CVN 81). This category also includes the class' non-recurring engineering. The class is expected to bring improved warfighting capability, quality of life improvements for sailors, and reduced life cycle costs.
Legend class National Security Cutter	Design and build the U.S. Coast Guard's National Security Cutters ("NSCs"), the largest and most technically advanced class of cutter in the U.S. Coast Guard. The NSC is equipped to carry out maritime homeland security, maritime safety, protection of natural resources, maritime mobility, and national defense missions. There were 11 ships planned for this program, of which the first ten ships have been delivered.
Naval nuclear support services	Provide services to and in support of the U.S. Navy, ranging from services supporting the Navy's carrier and submarine fleets to maintenance services at U.S. Navy training facilities. Naval nuclear support services include design, construction, maintenance, and disposal activities for in-service U.S. Navy nuclear ships worldwide through mobile and in-house capabilities. Services include maintenance services on nuclear reactor prototypes.
San Antonio class (LPD 17) amphibious transport dock ships	Design and build amphibious transport dock ships, which are warships that embark, transport, and land elements of a landing force for a variety of expeditionary warfare missions, and also serve as the secondary aviation platform for Amphibious Readiness Groups. The *San Antonio* class (LPD 17) is the newest addition to the U.S. Navy's 21st century amphibious assault force, and these ships are a key element of the U.S. Navy's seabase transformation. In 2022, we delivered USS *Fort Lauderdale* (LPD 28), and we were awarded a long-lead-time material contract for *Philadelphia* (LPD 32). In 2023, we received an award modification for the detail design and construction of *Philadelphia* (LPD 32). In 2024, we delivered USS *Richard M. McCool Jr.* (LPD 29), and we were awarded a multi-ship procurement contract for the construction of *Travis Manion* (LPD 33), LPD 34 (unnamed), and LPD 35 (unnamed). We are currently constructing *Harrisburg* (LPD 30), *Pittsburgh* (LPD 31), and *Philadelphia* (LPD 32).
Virginia class (SSN 774) fast attack submarines	Construct attack submarines as the principal subcontractor to Electric Boat. The *Virginia* class (SSN 774) is a post-Cold War design tailored to excel in a wide range of warfighting missions, including anti-submarine and surface ship warfare; special operation forces; strike; intelligence, surveillance, and reconnaissance; carrier and expeditionary strike group support; and mine warfare.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks, including those relating to interest rates and inflation.

Interest Rates - Our floating rate financial instruments subject to interest rate risk include a $1.7 billion credit facility and a $1.7 billion commercial paper program. As of December 31, 2024, we had no indebtedness outstanding under our credit facility or our commercial paper program.

Inflation - Macroeconomic factors have contributed, and we expect will continue to contribute, to increasing cost inflation for raw materials, components, and supplies. We mitigate some cost inflation risk by negotiating long-term agreements with certain raw material suppliers and incorporating price escalation provisions in customer contracts to the extent possible. We include assumptions of anticipated cost growth in the development of our cost of completion estimates, but if inflationary conditions continue over the long-term, our cost assumptions may not be sufficient to cover all cost escalation or may impact the availability of resources to execute the respective contracts. Persistent cost inflation over the long-term may have an adverse impact on our financial position, results of operations, or cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Huntington Ingalls Industries, Inc.
Newport News, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Huntington Ingalls Industries, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, the related notes and the financial statement schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with the accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 6, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue – Shipbuilding Contracts — Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue on shipbuilding contracts with U.S. Government customers over time as the construction of the ship progresses because transfer of control to the customer is continuous. Ordinarily the Company's contracts represent a single distinct performance obligation due to the highly interdependent and interrelated nature of the underlying goods. The use of the cost-to-cost method to measure performance progress over time is supported by clauses in the related contracts that allow the customer to unilaterally terminate the contract for convenience, pay the Company for costs incurred plus a reasonable profit, and take control of any work in process. The accounting for these contracts involves judgment, particularly as it relates to the process of estimating total material costs, labor costs, and profit for the performance obligation. Cost of sales is recognized as incurred, and revenues are determined by adding a proportionate amount of the estimated profit to the amount reported as cost of sales.

Given the judgments necessary to estimate total material costs, labor costs, and profit in order to recognize revenue for certain shipbuilding contracts, auditing such estimates required extensive audit effort due to the complexity of the contracts and a high degree of auditor's judgment, especially for contracts where there is limited historical data.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of total material costs, labor costs, and profit in order to recognize revenue for certain shipbuilding contracts included the following, among others:

- We tested the effectiveness of controls over shipbuilding contract revenue, including management's controls over the estimates of total material costs, labor costs, and profit for performance obligations.

- We developed independent estimates of revenue based on historical profit margins and current year recorded costs. We compared those estimates to revenue recognized by the Company.

- We obtained the population of contracts during 2024 and assessed the financial and performance risk of the contracts based on our knowledge gained through prior-year audits of the Company, industry experience, and ongoing conversations with members of program management regarding the contract performance to identify contracts that we believe were riskier. For such contracts selected, we performed tailored audit procedures to address the specific characteristics of audit interest identified. Procedures performed included:
  - Read the relevant portions of contracts including any recent contract modifications to understand contract terms, including incentives, fee arrangement, scope of work, and other unusual contract terms.
  - Evaluated the estimates of total costs and profit for the performance obligation by performing some combination of the following:
    - Performed inquiries with the business managers and corroborated the information gained from these inquiries with other parties who have detailed knowledge of the contract's progress, issues being encountered, and overall production status.
    - Evaluated the appropriateness and consistency of management's material and labor estimates against historical performance, underlying performance metrics, and metrics of similar performance obligations.
    - Evaluated the range and probabilities of reasonably possible outcomes and where management set its point estimate within the range and tested the accuracy and completeness of the key data used in developing estimates.
    - Performed retrospective reviews when evaluating the thoroughness and precision of management's estimation process by comparing costs incurred to date to previous estimates.
    - Tested the appropriateness of the timing and accuracy of changes in estimates, including inspection of underlying source documentation, and consideration of any contradictory information.
    - Evaluated the necessity and appropriateness of any constraints applied against any variable consideration.

/s/ Deloitte & Touche LLP

Richmond, Virginia
February 6, 2025

We have served as the Company's auditor since 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Huntington Ingalls Industries, Inc.
Newport News, Virginia

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Huntington Ingalls Industries, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 6, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Richmond, Virginia
February 6, 2025



HUNTINGTON INGALLS INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(in millions, except per share amounts)	2024	2023	2022
	Year Ended December 31		
Sales and service revenues			
Product sales	$ 7,464	$ 7,664	$ 7,283
Service revenues	4,071	3,790	3,393
Sales and service revenues	11,535	11,454	10,676
Cost of sales and service revenues			
Cost of product sales	6,500	6,467	6,225
Cost of service revenues	3,585	3,341	3,011
Income from operating investments, net	49	37	48
Other income and gains, net	9	120	1
General and administrative expenses	973	1,022	924
Operating income	535	781	565
Other income (expense)			
Interest expense	(95)	(95)	(102)
Non-operating retirement benefit	179	148	276
Other, net	24	19	(20)
Earnings before income taxes	643	853	719
Federal and foreign income taxes	93	172	140
Net earnings	$ 550	$ 681	$ 579
Basic earnings per share	$ 13.96	$ 17.07	$ 14.44
Weighted-average common shares outstanding	39.4	39.9	40.1
Diluted earnings per share	$ 13.96	$ 17.07	$ 14.44
Weighted-average diluted shares outstanding	39.4	39.9	40.1
Net earnings from above	$ 550	$ 681	$ 579
Other comprehensive income			
Change in unamortized benefit plan costs	528	238	436
Tax expense for items of other comprehensive income	(134)	(61)	(112)
Other comprehensive income, net of tax	394	177	324
Comprehensive income	$ 944	$ 858	$ 903

The accompanying notes are an integral part of these consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

($ in millions)		December 31		
		2024		**2023**
Assets				
Current Assets				
Cash and cash equivalents	$	831	$	430
Accounts receivable, net		212		461
Contract assets		1,683		1,537
Inventoried costs, net		208		186
Income taxes receivable		204		183
Prepaid expenses and other current assets		90		83
Total current assets		3,228		2,880
Property, Plant, and Equipment				
Land and land improvements		377		351
Buildings and leasehold improvements		3,182		2,954
Machinery and other equipment		2,267		2,197
Capitalized software costs		207		261
		6,033		5,763
Accumulated depreciation and amortization		(2,583)		(2,467)
Property, plant, and equipment, net		3,450		3,296
Other Assets				
Operating lease assets		239		262
Goodwill		2,618		2,618
Other intangible assets, net of accumulated amortization of $1,118 million as of 2024 and $1,009 million as of 2023		782		891
Pension plan assets		1,422		888
Miscellaneous other assets		402		380
Total other assets		5,463		5,039
Total assets	$	12,141	$	11,215

The accompanying notes are an integral part of these consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION - CONTINUED

	December 31	
($ in millions)	2024	2023
Liabilities and Stockholders' Equity		
Current Liabilities		
Trade accounts payable	$ 598	$ 554
Accrued employees' compensation	392	382
Current portion of long-term debt	503	231
Current portion of postretirement plan liabilities	124	129
Current portion of workers' compensation liabilities	201	224
Contract liabilities	774	1,063
Other current liabilities	399	449
Total current liabilities	2,991	3,032
Long-term debt	2,700	2,214
Pension plan liabilities	142	212
Other postretirement plan liabilities	209	241
Workers' compensation liabilities	443	449
Long-term operating lease liabilities	205	228
Deferred tax liabilities	378	367
Other long-term liabilities	407	379
Total liabilities	7,475	7,122
Commitments and Contingencies (Note 15)		
Stockholders' Equity		
Common stock, $0.01 par value; 150,000,000 shares authorized; 53,714,128 issued and 39,129,419 outstanding as of 2024, and 53,595,748 issued and 39,618,880 outstanding as of 2023	1	1
Additional paid-in capital	2,045	2,045
Retained earnings	5,097	4,755
Treasury stock	(2,449)	(2,286)
Accumulated other comprehensive loss	(28)	(422)
Total stockholders' equity	4,666	4,093
Total liabilities and stockholders' equity	$ 12,141	$ 11,215

The accompanying notes are an integral part of these consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in millions)	Year Ended December 31		
	2024	2023	2022
Operating Activities			
Net earnings	$ 550	$ 681	$ 579
Adjustments to reconcile to net cash provided by operating activities			
Depreciation	217	219	218
Amortization of purchased intangibles	109	128	140
Other non-cash transactions, net	10	29	15
Stock-based compensation	23	34	36
Deferred income taxes	(122)	(113)	2
Loss (gain) on investments in marketable securities	(22)	(23)	25
Change in			
Accounts receivable	256	168	(196)
Contract assets	(146)	(297)	70
Inventoried costs	(22)	(3)	(22)
Prepaid expenses and other current assets	(33)	(42)	20
Accounts payable and accruals	(315)	264	6
Retiree benefits	(112)	(75)	(127)
Net cash provided by operating activities	393	970	766
Investing Activities			
Capital expenditures			
Capital expenditure additions	(367)	(292)	(284)
Grant proceeds for capital expenditures	14	14	12
Investment in affiliates	—	(24)	(5)
Proceeds from equity method investment	—	63	6
Other investing activities, net	5	3	3
Net cash used in investing activities	(348)	(236)	(268)
Financing Activities			
Proceeds from issuance of long-term debt	1,000	—	—
Repayment of long-term debt	(229)	(480)	(400)
Proceeds from line of credit borrowings	42	—	24
Repayment of line of credit borrowings	(42)	—	(24)
Debt issuance costs	(17)	—	—
Dividends paid	(206)	(200)	(192)
Repurchases of common stock	(162)	(75)	(52)
Employee taxes on certain share-based payment arrangements	(25)	(13)	(14)
Other financing activities, net	(5)	(3)	—
Net cash provided by (used in) financing activities	356	(771)	(658)
Change in cash and cash equivalents	401	(37)	(160)
Cash and cash equivalents, beginning of period	430	467	627
Cash and cash equivalents, end of period	$ 831	$ 430	$ 467
Supplemental Cash Flow Disclosure			
Cash paid for interest	$ 101	$ 101	$ 100
Non-Cash Investing and Financing Activities			
Capital expenditures accrued in accounts payable	$ 23	$ 29	$ 12

The accompanying notes are an integral part of these consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

($ in millions)	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance as of December 31, 2021	$ 1	$ 1,998	$ 3,891	$ (2,159)	$ (923)	$ 2,808
Net earnings	—	—	579	—	—	579
Dividends declared ($4.78 per share)	—	—	(192)	—	—	(192)
Stock compensation	—	24	(2)	—	—	22
Other comprehensive income, net of tax	—	—	—	—	324	324
Treasury stock activity	—	—	—	(52)	—	(52)
Balance as of December 31, 2022	1	2,022	4,276	(2,211)	(599)	3,489
Net earnings	—	—	681	—	—	681
Dividends declared ($5.02 per share)	—	—	(200)	—	—	(200)
Stock compensation	—	23	(2)	—	—	21
Other comprehensive income, net of tax	—	—	—	—	177	177
Treasury stock activity	—	—	—	(75)	—	(75)
Balance as of December 31, 2023	1	2,045	4,755	(2,286)	(422)	4,093
Net earnings	—	—	550	—	—	550
Dividends declared ($5.25 per share)	—	—	(206)	—	—	(206)
Stock compensation	—	—	(2)	—	—	(2)
Other comprehensive income, net of tax	—	—	—	—	394	394
Treasury stock activity	—	—	—	(163)	—	(163)
Balance as of December 31, 2024	$ 1	$ 2,045	$ 5,097	$ (2,449)	$ (28)	$ 4,666

The accompanying notes are an integral part of these consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

HUNTINGTON INGALLS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Huntington Ingalls Industries, Inc. ("HII" or the "Company") is a global, all-domain defense partner, building and delivering the world's most powerful, survivable naval ships and technologies that safeguard America's seas, sky, land, space, and cyber. HII is organized into three reportable segments: Ingalls Shipbuilding ("Ingalls"), Newport News Shipbuilding ("Newport News"), and Mission Technologies. For more than a century, the Company's Ingalls segment in Mississippi and Newport News segment in Virginia have built more ships in more ship classes than any other U.S. naval shipbuilder, making HII America's largest shipbuilder. The Mission Technologies segment develops integrated solutions that enable today's connected, all-domain force.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements of HII and its subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and the instructions to Form 10-K promulgated by the Securities and Exchange Commission ("SEC"). As used in the Notes to the Consolidated Financial Statements, the terms "HII" and "the Company" refer to HII and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation. For classification of current assets and liabilities related to its long-term production contracts, the Company uses the duration of these contracts as its operating cycle, which is generally longer than one year. Additionally, certain prior year amounts have been reclassified to conform to the current year presentation.

Accounting Estimates - The preparation of the Company's consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information, and actual results could differ materially from those estimates.

Revenue Recognition - Most of the Company's revenues are derived from long-term contracts for the production of goods and services provided to its U.S. Government customers. The Company generally recognizes revenues on contracts with U.S. Government customers over time using a cost-to-cost measure of progress. The use of the cost-to-cost method to measure performance progress over time is supported by clauses in the related contracts that allow the customer to unilaterally terminate the contract for convenience, pay the Company for costs incurred plus a reasonable profit, and take control of any work in process. The Company utilizes the cost-to-cost method to measure performance progress because it best reflects the continuous transfer of control over the related goods and services to the customer as the Company satisfies its performance obligations.

When the customer is not a U.S. Government entity, the Company may recognize revenue over time or at a point in time when control transfers upon delivery, depending upon the facts and circumstances of the related arrangement. When the Company determines that revenue should be recognized over time, the Company utilizes a measure of progress that best depicts the transfer of control of the relevant goods and services to the customer. Generally, the terms and conditions of the contracts result in a transfer of control of the related goods and services as the Company satisfies its performance obligations. Accordingly, the Company recognizes revenue over time using the cost-to-cost method to measure performance progress. The Company may, however, utilize a measure of progress other than cost-to-cost, such as a labor-based measure of progress, if the terms and conditions of the arrangement require such accounting.

When using the cost-to-cost method to measure performance progress, certain contracts may include costs that are not representative of performance progress, such as large upfront purchases of uninstalled materials, unexpected waste, or inefficiencies. In these cases, the Company adjusts its measure of progress to exclude such costs, with the goal of better reflecting the transfer of control over the related goods or services to the customer and recognizing revenue only to the extent of the costs incurred that reflect the Company's performance under the contract.

In addition, for time and material arrangements, the Company often utilizes the practical expedient allowing the recognition of revenue in the amount the Company invoices, which corresponds with the value provided to the customer and to which the Company is entitled to payment for performance to date.

A performance obligation is a promise to transfer a distinct good or service to the customer and is the unit of account for which revenue is recognized. To determine the proper revenue recognition method, consideration is given to whether two or more contracts should be combined and accounted for as one contract and whether a single contract consists of more than one performance obligation. For contracts with multiple performance obligations, the contract transaction price is allocated to each performance obligation using an estimate of the standalone selling price based upon expected cost plus a margin at contract inception, which is generally the price disclosed in the contract. Contracts are often modified to account for changes in contract specifications and requirements. In the majority of circumstances, modifications do not result in additional performance obligations that are distinct from the existing performance obligations in the contract, and the effects of the modifications are recognized as an adjustment to revenue on a cumulative catch-up basis. Alternatively, in instances in which the performance obligations in the modifications are deemed distinct, contract modifications are accounted for prospectively.

The amount of revenue recognized as the Company satisfies performance obligations associated with contracts with customers is based upon the determination of transaction price. Transaction price reflects the amount of consideration to which the Company expects to be entitled for performance under the terms and conditions of the relevant contract and may reflect fixed and variable components, including shareline incentive fees whereby the value of the contract is variable based upon the amount of costs incurred, as well as other incentive fees based upon achievement of contractual schedule commitments or other specified criteria in the contract. Shareline incentive fees are determined based upon the formula under the relevant contract using the Company's estimated cost to complete for each period. The Company generally utilizes a most likely amount approach to estimate variable consideration. In all such instances, the estimated revenues represent those amounts for which the Company believes a significant reversal of revenue is not probable.

Contract Estimates - In estimating contract costs, the Company utilizes a profit-booking rate based upon performance expectations that takes into consideration a number of assumptions and estimates regarding risks related to technical requirements, feasibility, schedule, and contract costs. Management performs periodic reviews of the contracts to evaluate the underlying risks, which may increase the profit-booking rate as the Company is able to mitigate and retire such risks. Conversely, if the Company is not able to retire these risks, cost estimates may increase, resulting in a lower profit-booking rate.

The cost estimation process requires significant judgment based upon the professional knowledge and experience of the Company's engineers, program managers, and financial professionals. Factors considered in estimating the work to be completed and ultimate contract recovery include the availability, productivity, and cost of labor, the nature and complexity of the work to be performed, the effect of change orders, the availability of materials, the effect of any performance delays, the availability and timing of funding from the customer, and the recoverability of any claims included in the estimates to complete.

Changes in estimates of sales, costs, and profits on a performance obligation are recognized using the cumulative catch-up method of accounting, which recognizes in the current period the cumulative effect of the changes in current and prior periods. A significant change in an estimate on one or more contracts in a period could have a material effect on the Company's consolidated financial position or results of operations for that period.

When estimates of total costs to be incurred exceed estimates of total revenue to be earned on a complex, construction-type contract or a performance obligation related to such a contract, a provision for the entire loss on the contract or the performance obligation is recognized in the period the loss is determined. The determination of whether the loss is identified at the contract or performance obligation level is an accounting policy election that is applied consistently to similar contract types.

Accounts Receivable - Accounts receivable include amounts related to any unconditional Company right to receive consideration and are presented as accounts receivable, net in the consolidated statements of financial position, separate from other contract balances. Accounts receivable are comprised of amounts billed and currently due from customers. The Company reports accounts receivable net of an allowance for expected credit losses. Because the Company's accounts receivable are primarily with the U.S. Government or with companies acting as a contractor to the U.S. Government, the Company does not have material exposure to accounts receivable credit risk.

Contract Assets - Contract assets primarily relate to the Company's right to consideration for work completed but not billed as of the reporting date when the right to payment is not subject only to the passage of time, including retention amounts. Contract assets are classified as current assets and, in accordance with industry practice, include amounts that may be billed and collected beyond one year due to the long-term nature of many of the Company's contracts. Contract assets are transferred to accounts receivable when the right to consideration becomes unconditional.

Contract Liabilities - Contract liabilities are comprised of advance payments, billings in excess of revenues, and deferred revenue amounts. Such advances are generally not considered a significant financing component, because they are utilized to pay for contract costs within a one-year period. Contract liability amounts are recognized as revenue once the requisite performance progress has occurred.

Inventoried Costs - Inventoried costs primarily relate to company-owned raw materials, which are stated at the lower of cost or net realizable value, generally using the average-cost method, and costs capitalized pursuant to applicable provisions of the Federal Acquisition Regulation ("FAR") and U.S. Cost Accounting Standards ("CAS"). Under the Company's U.S. Government contracts, the customer asserts title to, or a security interest in, inventories related to such contracts as a result of contract advances, performance-based payments, and progress payments. In accordance with industry practice, inventoried costs are classified as current assets and include amounts related to contracts having production cycles longer than one year.

Costs to Obtain or Fulfill a Contract - Costs to obtain a contract are incremental direct costs incurred to obtain a contract with a customer and are capitalized if material. Costs to fulfill a contract include costs directly related to a contract or a specific anticipated contract (for example, mobilization and set-up) that generate or enhance the Company's ability to satisfy its performance obligations under a contract. These costs are capitalized to the extent they are expected to be recovered from the associated contract. Capitalized costs to obtain or fulfill a contract are amortized to expense over the expected period of benefit. Costs to obtain or fulfill a contract are reported within prepaid expenses and other current assets on the consolidated statements of financial position and are not material as of December 31, 2024 and 2023.

Warranty Costs - Certain of the Company's contracts contain assurance-type warranty provisions, which generally promise that the service or vessel will comply with agreed upon specifications. In such instances, the Company accrues the estimated loss by a charge to income in the relevant period. In limited circumstances, the Company's complex construction type contracts may provide the customer with an option to purchase a warranty or provide an extended assurance service coupled with the primary assurance warranty. In such cases, the Company accounts for the warranty as a separate performance obligation to the extent it is material within the context of the contract. Warranty liabilities are reported within other current liabilities and are not material as of December 31, 2024 and 2023.

Government Grants - The Company recognizes incentive grants, inclusive of transfers of depreciable assets, from federal, state, and local governments at fair value upon compliance with the conditions of their receipt and reasonable assurance that the grants will be received or the depreciable assets will be transferred. Grants related to specific expenses are recognized in the period in which the expenses are incurred as an offset to the related expenses. Grants related to depreciable assets are recognized over the periods and in the proportions in which depreciation expense on those assets is recognized. Government grants are reported within other current liabilities and other long term liabilities and are not material as of December 31, 2024 and 2023.

General and Administrative Expenses - In accordance with industry practice and regulations that govern the cost accounting requirements for government contracts, most general corporate expenses incurred at both the segment and corporate locations are allowable and allocable costs on government contracts. These costs are allocated to contracts in progress on a systematic basis, and contract performance factors include this as an element of cost.

General and administrative expenses also include certain other costs that do not affect segment operating income, primarily non-current state income taxes. Non-current state income taxes include deferred state income taxes, which reflect the change in deferred state tax assets and liabilities, and the tax expense or benefit associated with changes in state unrecognized tax benefits in the relevant period.

Research and Development - Company-sponsored research and development activities primarily include independent research and development ("IR&D") related to experimentation, design, development, and test activities for government programs. IR&D expenses are included in general and administrative expenses and are generally allocable to government contracts. Company-sponsored IR&D expenses totaled $27 million, $35 million, and $40 million for the years ended December 31, 2024, 2023, and 2022, respectively. Expenses for research and development sponsored by the customer are charged directly to the related contracts.

Fair Value of Financial Instruments - The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standard provides a fair value hierarchy, which requires an entity to maximize the use of observable inputs, where available. The three levels of inputs consist of:

Level 1: Quoted prices in active markets for identical assets and liabilities.

Level 2: Observable inputs, other than Level 1 prices, such as: quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that the Company corroborates with observable market data for substantially the full term of the related assets or liabilities.

Level 3: Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets and liabilities.

Except for the Company's long-term debt, the carrying amounts of the Company's financial instruments that are recorded at historical cost approximate fair value due to the short-term nature of the instruments and low credit risk associated with the respective counterparties.

The Company maintains multiple grantor trusts to fund certain non-qualified pension plans. These trusts were valued at $233 million and $220 million as of December 31, 2024 and 2023, respectively, and are presented within miscellaneous other assets on the consolidated statements of financial position. These trusts consist primarily of investments in marketable securities, which are held at fair value within Level 1 of the fair value hierarchy.

Asset Retirement Obligations - Asset decommissioning and/or remediation activities may be required when the Company ceases to utilize certain facilities. The Company records, within other current liabilities or other long-term liabilities as appropriate, all known asset retirement obligations for which the liability's fair value can be reasonably estimated, including certain asbestos removal, asset decommissioning, and lease restoration obligations. Asset retirement obligations for which the liability's fair value can be reasonably estimated are not material as of December 31, 2024 and 2023.

Income Taxes - Income tax expense and other related information are based on the prevailing statutory rates for U.S. federal income taxes and the composite state income tax rate for the Company for each period presented. Non-current state income taxes include deferred state income taxes, which reflect the change in deferred state tax assets and liabilities, and the tax expense or benefit associated with changes in state unrecognized tax benefits in the relevant period. These amounts are recorded within operating income, while the current period state income tax expense, which is generally allowable and allocable to contracts, is charged to contract costs and included in cost of sales and service revenues in segment operating income.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement purposes and for tax return purposes. Deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates expected to be in effect when the deferred tax items reverse in future periods.

The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. Based on the Company's evaluation of these deferred tax assets, valuation allowances of $26 million and $29 million were recognized as of December 31, 2024 and 2023, respectively.

Uncertain tax positions meeting the more-likely-than-not recognition threshold, based on the merits of the position, are recognized in the financial statements. The Company recognizes the amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. If a tax position does not meet the minimum statutory threshold to avoid payment of penalties, the Company recognizes an expense for the amount of the penalty in the period the tax position is claimed or expected to be claimed in its tax return. Penalties and accrued interest related to unrecognized tax benefits are recognized as a component of income tax expense. Changes in accruals associated with unrecognized tax benefits are recorded in earnings in the period in which they are determined.

Cash and Cash Equivalents - The carrying amounts of cash and cash equivalents approximate fair value due to the short-term nature of these assets, which have original maturity dates of 90 days or less.

Concentration Risk - The Company's assets that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with reputable financial institutions and limits the amount of credit exposure with any one of them. The Company regularly evaluates the creditworthiness of these financial institutions and mitigates this credit risk by entering into transactions with high-quality counterparties, limiting the exposure to each counterparty, and monitoring the financial condition of its counterparties.

In connection with its U.S. Government contracts, the Company is required to procure certain raw materials, components, and parts from supply sources approved by the U.S. Government. Only one supplier may exist for certain components and parts required to manufacture the Company's products.

Property, Plant, and Equipment - Depreciable properties owned by the Company are recorded at cost and depreciated over the estimated useful lives of individual assets. Major improvements are capitalized while expenditures for maintenance, repairs, and minor improvements are expensed. Costs incurred for computer software developed or purchased for internal use are capitalized and amortized over the expected useful life of the software, not to exceed ten years. Leasehold improvements are amortized over the shorter of their useful lives or the term of the lease.

The remaining assets are depreciated using the straight-line method, with the following lives:

	Years		
Land improvements	2	-	40
Buildings and improvements	2	-	60
Capitalized software costs	3	-	10
Machinery and other equipment	2	-	40

The Company evaluates the recoverability of its property, plant, and equipment when changes in economic circumstances or business objectives indicate the carrying value may not be recoverable. The Company's evaluations include estimated future cash flows, profitability, and other factors affecting fair value. As these assumptions and estimates may change over time, it may or may not be necessary to record impairment charges.

Leases - The Company determines if an arrangement is a lease at contract inception. A lease exists when a contract conveys to a party the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company recognizes a lease liability at the lease commencement date, as the present value of future lease payments, using an estimated rate of interest that the Company would pay to borrow equivalent funds over an equivalent term on a collateralized basis. A lease asset is recognized based on the lease liability value and adjusted for any prepaid lease payments, initial direct costs, or lease incentive amounts. The lease term at the commencement date includes any renewal options or termination options when it is reasonably certain that the Company will exercise or not exercise those options, respectively.

Right of use assets associated with operating leases are recognized in operating lease assets in the consolidated statements of financial position. Lease liabilities associated with operating leases are recognized in long-term operating lease liabilities, with short-term lease liability amounts included in other current liabilities in the consolidated statements of financial position. Right of use assets associated with finance leases are included in miscellaneous other assets in the consolidated statements of financial position. Finance lease liabilities are included in the current portion of long-term debt and long-term debt in the consolidated statements of financial position.

Rent expense for operating leases is recognized on a straight-line basis over the lease term and included in cost of sales and service revenues in the consolidated statements of operations and comprehensive income. Variable lease payments are generally recognized to expense as incurred and are not included in the right of use assets or lease liabilities.

The Company elected, for all asset classes, to exclude from its consolidated statements of financial position leases having terms of 12 months or less (short-term leases) and elected not to separate lease and non-lease components in the determination of lease payment obligations for its long-term lease contracts.

Goodwill and Other Intangible Assets - The Company performs impairment tests for goodwill annually as of October 31 and between annual impairment tests if an event occurs or circumstances of potential impairment exist. The Company tests for impairment of goodwill by assessing qualitative factors to determine whether it is more likely than not that the fair value of the goodwill allocated to the reporting unit is less than its carrying amount. If the qualitative assessment indicates a possible impairment, the carrying value of the reporting unit is compared to its fair value. If the fair value is determined to be less than the carrying value, the Company records an impairment charge to the reporting unit.

The Company evaluates the recoverability of its intangible long-lived assets when changes in economic circumstances or business objectives indicate the carrying value may not be recoverable. The Company's purchased intangible assets are amortized on a straight-line basis or a method based on the pattern of benefits over their estimated useful lives.

Equity Method Investments - Investments in which the Company has the ability to exercise significant influence over the investee, but does not own a majority interest or otherwise control, are accounted for under the equity method of accounting and are included in miscellaneous other assets in the consolidated statements of financial position. The Company's equity method investments align strategically and are integrated with the Company's operations. Accordingly, the Company's share of the net earnings or losses of the investee is included in income from operating investments, net within the consolidated statements of operations and comprehensive income. The Company evaluates its equity method investments for other than temporary impairment whenever events or changes in business circumstances indicate that the carrying amounts of such investments may not be fully recoverable. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period.

In 2021, the Company contributed its San Diego Shipyard business to a joint venture, Titan Acquisition Holdings, L.P. ("Titan"), in exchange for a 10% non-controlling interest, which was recorded under the equity method of accounting. In 2023, the Company sold its investment in Titan. For the year ended December 31, 2023, the Company received $63 million in proceeds and recognized an immaterial loss on sale.

Self-Insured Group Medical Insurance - The Company maintains a self-insured group medical insurance plan. The plan is designed to provide a specified level of coverage for employees and their dependents. Estimated liabilities for incurred but not paid claims utilize actuarial methods based on various assumptions, which include, but are not limited to, HII's historical loss experience and projected loss development factors. These liabilities are recorded in other current liabilities on the consolidated statements of financial position and are not material as of December 31, 2024 and 2023.

Self-Insured Workers' Compensation Plan - The Company's operations are subject to federal and state workers' compensation laws. The Company maintains self-insured workers' compensation plans and participates in federally administered second injury workers' compensation funds. The Company estimates the liability for claims and funding requirements on a discounted basis utilizing actuarial methods based on various assumptions, which include, but are not limited to, the Company's historical loss experience and projected loss development factors as compiled in an annual actuarial study. Self-insurance accruals include amounts related to liabilities for reported claims and an estimated accrual for claims incurred but not reported. The Company's workers' compensation liability was discounted at 4.58% and 3.93% as of December 31, 2024 and 2023, respectively. These discount rates were determined using a risk-free rate based on future payment streams. Workers' compensation benefit obligations on an undiscounted basis were $780 million and $784 million as of December 31, 2024 and 2023, respectively.

Litigation, Commitments, and Contingencies - Amounts associated with litigation, commitments, and contingencies are recorded as charges to earnings when management, after taking into consideration the facts and circumstances of each matter, including any settlement offers and projected loss or claim development factors, has determined it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Loan Receivable - The Company holds a loan receivable in connection with the financing of the sale of its previously owned Avondale Shipyard facility. The receivable was carried at amortized cost of $44 million, net of $7 million of loan discount, as of December 31, 2024, and at amortized cost of $41 million, net of $9 million loan discount, as of December 31, 2023. The loan receivable approximates fair value and is recorded in miscellaneous other assets on the consolidated statements of financial position. Interest income is recognized on an accrual basis using the effective yield method and reported within other, net on the consolidated statements of operations and comprehensive income and is not material for the years ended December 31, 2024, 2023, and 2022. The discount is accreted into income using the effective yield method over the estimated life of the loan receivable.

Retirement Related Benefit Costs - The Company accounts for its retirement related benefit plans on the accrual basis. The measurements of obligations, costs, assets, and liabilities require significant judgment. The costs of benefits provided by defined benefit pension plans are recorded in the period participating employees provide service. The costs of benefits provided by other postretirement benefit plans are recorded in the period participating employees attain full eligibility. The discount rate assumption is defined under GAAP as the rate at which a plan's obligation could be effectively settled. A discount rate is established for each of the retirement related benefit plans at its respective measurement date.

The expected return on plan assets component of retirement related costs is used to calculate net periodic expense. Unless plan assets and benefit obligations are subject to re-measurement during the year, the expected return on assets is based on the fair value of plan assets at the beginning of the year. The costs of plan amendments that provide benefits already earned by plan participants (prior service costs and credits) are deferred in accumulated other comprehensive loss and amortized over the expected future service period of active participants as of the date of amendment. Actuarial gains and losses arising from differences between assumptions and actual experience or changes in assumptions are deferred in accumulated other comprehensive loss. This unrecognized amount is amortized to the extent it exceeds 10% of the greater of the plan's benefit obligation or plan assets. The amortization period for actuarial gains and losses is the estimated remaining service life of the plan participants.

The Company recognizes the funded status of each retirement related benefit plan as an asset or liability in its consolidated statements of financial position. The funded status represents the difference between the plan's benefit obligation and the fair value of the plan's assets. Unrecognized deferred amounts, such as demographic or asset gains or losses and the impacts of plan amendments, are included in accumulated other comprehensive loss and amortized as described above.

Stock Compensation - Stock-based compensation value is determined based on the closing market price of the Company's common stock on grant date, and the expense is recognized over the vesting period. At each reporting date, the number of shares is adjusted to equal the number ultimately expected to vest based on the Company's expectations regarding the relevant performance and service criteria.

3. ACCOUNTING STANDARDS UPDATES

Recently Adopted Guidance

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires, among other things, segment disclosures of significant expenses that are regularly reported to the chief operating decision maker and the nature of segment expense information used to manage operations. The guidance was effective on a retrospective basis for annual reporting periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company's adoption of the guidance did not have a material impact on its consolidated financial statements. See Note 7: Segment Information.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation and taxes paid, including additional information on taxes paid that meet a quantitative threshold. The guidance is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The Company early adopted the guidance on a retrospective basis for the annual reporting period ending December 31, 2024, and the guidance did not have a material impact on the Company's consolidated financial statements. See Note 11: Income Taxes.

Accounting Guidance Issued But Not Adopted as of December 31, 2024

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The new guidance requires, among other things, tabular and qualitative disclosure of disaggregated expense information that is included in certain expense line items presented on the consolidated statement of operations. The new guidance also requires that the total amount and definition of selling expenses be disclosed. The new guidance is effective on a prospective basis for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption and retrospective application permitted. The Company is currently evaluating the impacts of the new guidance on its consolidated financial statements.

Other accounting pronouncements issued but not effective until after December 31, 2024, are not expected to have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

4. STOCKHOLDERS' EQUITY

Common Stock - Changes in the number of Company outstanding shares for the year ended December 31, 2024, resulted from shares purchased in the open market under the Company's stock repurchase program and share activity under its stock compensation plans. See Note 17: Stock Compensation Plans.

Treasury Stock - In January 2024, the Company's board of directors authorized an increase in the Company's stock repurchase program from $3.2 billion to $3.8 billion and an extension of the term of the program to December 31, 2028. Repurchases are made from time to time at management's discretion in accordance with applicable federal securities laws. For the year ended December 31, 2024, the Company repurchased 607,841 shares at an aggregate cost of $163 million, including $1 million of accrued excise tax. For the years ended December 31, 2023 and 2022, the Company repurchased 337,007 and 244,561 shares, respectively, at aggregate costs of $75 million and $52 million, respectively. The cost of purchased shares is recorded as treasury stock in the consolidated statements of financial position.

Dividends - In November 2024, the Company's board of directors authorized an increase in the Company's quarterly cash dividend from $1.30 per share to $1.35 per share. In November 2023, the Company's board of directors authorized an increase in the Company's quarterly cash dividend from $1.24 per share to $1.30 per share. In November 2022, the Company's board of directors authorized an increase in the Company's quarterly cash dividend from $1.18 per share to $1.24 per share. The Company paid cash dividends totaling $206 million ($5.25 per share), $200 million ($5.02 per share), and $192 million ($4.78 per share) in the years ended December 31, 2024, 2023, and 2022, respectively.

Accumulated Other Comprehensive Loss - Other comprehensive loss refers to gains and losses recorded as an element of stockholders' equity but excluded from net earnings. The accumulated other comprehensive loss was comprised of unamortized benefit plan costs of $28 million and $422 million as of December 31, 2024 and 2023, respectively.

The changes in accumulated other comprehensive loss by component for the years ended December 31, 2024, 2023, and 2022, were as follows:

($ in millions)	Benefit Plans	Total
Balance as of December 31, 2021	$ (923)	$ (923)
Other comprehensive income before reclassifications	390	390
Amounts reclassified from accumulated other comprehensive loss		
Amortization of prior service cost[1]	18	18
Amortization of net actuarial loss[1]	32	32
Settlement gain[1]	(4)	(4)
Tax benefit (expense) for items of other comprehensive income	(112)	(112)
Net current period other comprehensive income	324	324
Balance as of December 31, 2022	(599)	(599)
Other comprehensive income before reclassifications	221	221
Amounts reclassified from accumulated other comprehensive loss		
Amortization of prior service cost[1]	15	15
Amortization of net actuarial loss[1]	2	2
Tax expense for items of other comprehensive income	(61)	(61)
Net current period other comprehensive income	177	177
Balance as of December 31, 2023	(422)	(422)
Other comprehensive income before reclassifications	509	509
Amounts reclassified from accumulated other comprehensive loss		
Amortization of prior service cost[1]	14	14
Amortization of net actuarial loss[1]	5	5
Tax expense for items of other comprehensive income	(134)	(134)
Net current period other comprehensive income	394	394
Balance as of December 31, 2024	$ (28)	$ (28)

[1] These accumulated comprehensive loss components are included in the computation of net periodic benefit cost. See Note 16: Employee Pension and Other Postretirement Benefits. The tax expense recorded in stockholders' equity for the amounts reclassified from accumulated other comprehensive loss for the years ended December 31, 2024, 2023, and 2022, was $5 million, $4 million, and $12 million, respectively.

5. EARNINGS PER SHARE

Basic and diluted earnings per common share were calculated as follows:

(in millions, except per share amounts)	Year Ended December 31 2024	2023	2022
Net earnings	$ 550	$ 681	$ 579
Weighted-average common shares outstanding	39.4	39.9	40.1
Net effect of dilutive stock options and awards	—	—	—
Dilutive weighted-average common shares outstanding	39.4	39.9	40.1
Earnings per share - basic	$ 13.96	$ 17.07	$ 14.44
Earnings per share - diluted	$ 13.96	$ 17.07	$ 14.44

The Company's calculation of diluted earnings per common share includes the dilutive effects of the assumed exercise of stock options and vesting of restricted stock based on the treasury stock method. Under the treasury stock method, the Company has excluded from the diluted share amounts presented above the effects of 0.4 million

Restricted Performance Stock Rights ("RPSRs") and 0.1 million Restricted Stock Rights ("RSRs") for the year ended December 31, 2024, and 0.4 million RPSRs for each of the years ended December 31, 2023 and 2022.

6. REVENUE

The following is a description of principal activities from which the Company generates its revenues. For more detailed information regarding reportable segments, see Note 7: Segment Information. For more detailed information regarding the Company's significant accounting policy for revenue, see Note 2: Summary of Significant Accounting Policies.

U.S. Government Contracts

The Ingalls and Newport News segments generate revenue primarily from performance under multi-year contracts with the U.S. Government, generally the U.S. Navy and U.S. Coast Guard, or prime contractors to contracts with the U.S. Government, relating to the advance planning, design, construction, repair, maintenance, refueling, overhaul, or inactivation of nuclear-powered ships and non-nuclear ships. The period over which the Company performs may extend past five years. The Mission Technologies segment also generates the majority of its revenue from contracts with the U.S. Government, including U.S. Government agencies. The Company generally invoices and receives related payments based upon performance progress no less frequently than monthly.

Shipbuilding - For most of the Company's shipbuilding contracts, the customer contracts with the Company to provide a comprehensive service of designing, procuring long-lead-time materials, manufacturing, and integrating complex equipment and technologies into a single ship or project, often resulting in a single performance obligation. Contract modifications to account for changes in specifications and requirements are recognized when approved by the customer. In the majority of circumstances, modifications do not result in additional performance obligations that are distinct from the existing performance obligations in the contract, and the effects of the modifications are recognized as an adjustment to revenue on a cumulative catch-up basis. Alternatively, in instances in which the performance obligations in the modifications are deemed distinct, contract modifications are accounted for prospectively.

The Company's multi-year shipbuilding contracts with the U.S. Government are routinely modified as the result of unpriced change orders arising in the ordinary course of business. These anticipated changes are accounted for as contract modifications when the scope of the work has been approved and it is probable that the price will be approved. The Company recognizes variable consideration included in the transaction price for a modified contract to the extent the Company believes a significant reversal of revenue is not probable.

The Company considers incentive and award fees to be variable consideration and includes in the transaction price at inception the consideration to which the Company expects to be entitled under the terms and conditions of the contract, generally estimated using a most likely amount approach. Estimated revenues represent those amounts for which the Company believes a significant reversal of revenue is not probable.

The Company recognizes revenues related to shipbuilding contracts as it satisfies the related performance obligations over time using a cost-to-cost input method to measure performance progress, which best reflects the transfer of control to the customer.

Services - The Mission Technologies segment generates revenue primarily under U.S. Government contracts. Contracts generally are structured using either an Indefinite Delivery/Indefinite Quantity ("IDIQ") vehicle, under which orders are issued, or a standalone contract. Contracts may be fixed-price or cost-type, include variable consideration such as incentives and awards, and structured as task orders under an IDIQ contract vehicle or requirements contract vehicle. In either case, the Company generally performs services over a shorter duration and may continue to perform upon exercise of related period of performance options that are also shorter in duration. The Company's performance obligations vary in nature and may be stand-ready, in which case the Company responds to the customer's needs on the basis of its demand, a recurring service, typically recurring maintenance services, or a single performance obligation that does not comprise a series of distinct services.

In determining transaction price, the Company considers incentives and other contingencies to be variable consideration and includes in the initial transaction price the consideration to which the Company expects to be entitled under the terms and conditions of the contract, generally estimated using a most likely amount approach. Transaction price is limited to the extent of funding allotted by the customer and available for performance, and estimated revenues represent those amounts for which the Company believes a significant reversal of revenue is not probable. Where a series of distinct services has been identified, the Company generally allocates variable consideration to distinct time increments of service.

The Company generally recognizes revenue as it satisfies the related performance obligations over time using a cost-to-cost input method to measure performance progress, because, even when the Company has identified a series of services, its cost incurrence pattern generally is not ratable given the complex nature of the services the Company provides. Invoices are issued and related payments are received, on the basis of performance progress, no less frequently than monthly. In addition, many of the Company's U.S. Government services contracts are time and material arrangements. As a result, the Company often utilizes the practical expedient allowing the recognition of revenue in the amount the Company invoices, which corresponds with the value provided to the customer and to which the Company is entitled to payment for performance to date.

Non-U.S. Government Contracts

Revenues generated under commercial and state and local government agency contracts are primarily derived from the provision of nuclear and environmental services. Non-U.S. Government contracts typically are one or two years in duration.

In determining transaction price, the Company considers incentives and other contingencies to be variable consideration and includes in the initial transaction price the consideration to which the Company expects to be entitled under the terms and conditions of the contract, generally estimated using a most likely amount approach. In the context of variable consideration, the Company limits the transaction price to amounts for which the Company believes a significant reversal of revenue is not probable. Such amounts may relate to transaction price in excess of funding, a lack of history with the customer, a lack of history with the goods or services being provided, or other items.

Revenue generally is recognized over time given the terms and conditions of the related contracts. The Company generally utilizes a cost-to-cost input method to measure performance progress, which best reflects the transfer of control to the customer. The Company's non-U.S. Government contract portfolio is comprised of a large number of time and material arrangements. As a result, the Company often utilizes the practical expedient allowing the recognition of revenue in the amount the Company invoices, which corresponds with the value provided to the customer and to which the Company is entitled to payment for performance to date.

Disaggregation of Revenue

The following tables present revenues on a disaggregated basis, in a manner that reconciles with the Company's reportable segment disclosures, for the following categories: product versus service type, customer type, contract type, and major program. See Note 7: Segment Information. The Company believes that this level of disaggregation provides investors with information to evaluate the Company's financial performance and provides the Company with information to make capital allocation decisions in the most appropriate manner.

The following tables present revenues on a disaggregated basis:

	Year Ended December 31, 2024				
($ in millions)	Ingalls	Newport News	Mission Technologies	Intersegment Eliminations	Total
Revenue Type					
Product sales	$ 2,424	$ 4,921	$ 119	$ —	$ 7,464
Service revenues	335	1,045	2,691	—	4,071
Intersegment	8	3	127	(138)	—
Sales and service revenues	$ 2,767	$ 5,969	$ 2,937	$ (138)	$ 11,535
Customer Type					
Federal	$ 2,759	$ 5,964	$ 2,804	$ —	$ 11,527
Commercial	—	2	5	—	7
State and local government agencies	—	—	1	—	1
Intersegment	8	3	127	(138)	—
Sales and service revenues	$ 2,767	$ 5,969	$ 2,937	$ (138)	$ 11,535
Contract Type					
Firm fixed-price	$ 7	$ 7	$ 343	$ —	$ 357
Fixed-price incentive	2,417	3,127	9	—	5,553
Cost-type	335	2,832	2,281	—	5,448
Time and materials	—	—	177	—	177
Intersegment	8	3	127	(138)	—
Sales and service revenues	$ 2,767	$ 5,969	$ 2,937	$ (138)	$ 11,535

	Year Ended December 31, 2023				
($ in millions)	Ingalls	Newport News	Mission Technologies	Intersegment Eliminations	Total
Revenue Type					
Product sales	$ 2,495	$ 5,053	$ 116	$ —	$ 7,664
Service revenues	248	1,077	2,465	—	3,790
Intersegment	9	3	118	(130)	—
Sales and service revenues	$ 2,752	$ 6,133	$ 2,699	$ (130)	$ 11,454
Customer Type					
Federal	$ 2,743	$ 6,129	$ 2,558	$ —	$ 11,430
Commercial	—	1	22	—	23
State and local government agencies	—	—	1	—	1
Intersegment	9	3	118	(130)	—
Sales and service revenues	$ 2,752	$ 6,133	$ 2,699	$ (130)	$ 11,454
Contract Type					
Firm fixed-price	$ 2	$ 4	$ 322	$ —	$ 328
Fixed-price incentive	2,497	3,364	6	—	5,867
Cost-type	244	2,762	2,039	—	5,045
Time and materials	—	—	214	—	214
Intersegment	9	3	118	(130)	—
Sales and service revenues	$ 2,752	$ 6,133	$ 2,699	$ (130)	$ 11,454

($ in millions)	Year Ended December 31, 2022									
		Ingalls		Newport News		Mission Technologies		Intersegment Eliminations		Total
Revenue Type										
Product sales	$	2,372	$	4,821	$	90	$	—	$	7,283
Service revenues		186		1,026		2,181		—		3,393
Intersegment		12		5		116		(133)		—
Sales and service revenues	$	2,570	$	5,852	$	2,387	$	(133)	$	10,676
Customer Type										
Federal	$	2,558	$	5,846	$	2,221	$	—	$	10,625
Commercial		—		1		49		—		50
State and local government agencies		—		—		1		—		1
Intersegment		12		5		116		(133)		—
Sales and service revenues	$	2,570	$	5,852	$	2,387	$	(133)	$	10,676
Contract Type										
Firm fixed-price	$	8	$	14	$	277	$	—	$	299
Fixed-price incentive		2,369		3,009		—		—		5,378
Cost-type		181		2,824		1,725		—		4,730
Time and materials		—		—		269		—		269
Intersegment		12		5		116		(133)		—
Sales and service revenues	$	2,570	$	5,852	$	2,387	$	(133)	$	10,676

($ in millions)	Year Ended December 31					
		2024		2023		2022
Major Programs						
Amphibious assault ships	$	1,426	$	1,511	$	1,415
Surface combatants and coast guard cutters		1,330		1,225		1,138
Other		11		16		17
Total Ingalls		2,767		2,752		2,570
Aircraft carriers		3,239		3,374		3,203
Submarines		2,206		2,161		2,002
Other		524		598		647
Total Newport News		5,969		6,133		5,852
C5ISR, CEW&S, LVC		2,458		2,232		1,950
Other		479		467		437
Total Mission Technologies		2,937		2,699		2,387
Intersegment eliminations		(138)		(130)		(133)
Sales and service revenues	$	11,535	$	11,454	$	10,676

As of December 31, 2024, the Company had $48.7 billion of remaining performance obligations. The Company expects to recognize approximately 21% of its remaining performance obligations as revenue through 2025, an additional 35% through 2027, and the balance thereafter.

Cumulative Catch-up Revenue Adjustments

The following table presents the effect of net cumulative catch-up revenue adjustments on operating income and diluted earnings per share:

	Year Ended December 31					
($ in millions, except per share amounts)		2024		2023		2022
Effect on operating income	$	(126)	$	118	$	113
Effect on diluted earnings per share	$	(2.51)	$	2.33	$	2.22

For each of the years ended December 31, 2024, 2023, and 2022, no individual favorable cumulative catch-up revenue adjustment was material to the Company's consolidated statements of operations and comprehensive income. For each of the years ended December 31, 2024, 2023, and 2022, no individual unfavorable cumulative catch-up revenue adjustment was material to the Company's consolidated statements of operations and comprehensive income.

Contract Balances

Contract assets primarily relate to the Company's right to consideration for work completed but not billed as of the reporting date when the right to payment is not subject only to the passage of time. Contract liabilities relate to advance payments, billings in excess of revenues, and deferred revenue amounts.

Contract assets include retention amounts, substantially all of which were under U.S. Government contracts, and were comprised of the following:

	December 31			
($ in millions)		2024		2023
Due from U.S. Government	$	1,638	$	1,471
Due from other customers		45		66
Total contract assets	$	1,683	$	1,537

The Company reports contract balances in a net contract asset or contract liability position on a contract-by-contract basis at the end of each reporting period. Net contract assets were comprised as follows:

	December 31			
($ in millions)		2024		2023
Contract assets	$	1,683	$	1,537
Contract liabilities		774		1,063
Net contract assets	$	909	$	474

The Company recognized revenue related to its prior year-end contract liabilities of $938 million, $690 million, and $562 million for the years ended December 31, 2024, 2023, and 2022, respectively.

7. SEGMENT INFORMATION

The Company is organized into three operating segments, which are also its reportable segments: Ingalls, Newport News, and Mission Technologies, consistent with HII's principal lines of business. Ingalls includes the Company's non-nuclear ship design, construction, repair, and maintenance businesses. Newport News includes all of the Company's nuclear ship design, construction, overhaul, refueling, and repair and maintenance businesses. The Mission Technologies segment provides a wide range of services and products, including command, control, computers, communications, cyber, intelligence, surveillance, and reconnaissance systems and operations; the application of artificial intelligence and machine learning to battlefield decisions; defense and offensive cyberspace strategies and electronic warfare; uncrewed autonomous systems; live, virtual, and constructive training solutions; fleet sustainment; and critical nuclear operations.

The Company's operations are managed by senior executives reporting to the Company's President and Chief Executive Officer, the chief operating decision maker, who regularly reviews the reportable segments' operating results to assess performance and allocate resources.

The Company internally manages operations by reference to segment operating income, which is defined as operating income before the Operating FAS/CAS Adjustment and non-current state income taxes, neither of which affects contract performance. In evaluating operating performance, the chief operating decision maker looks primarily at changes in sales and service revenues, as well as segment operating income. This approach is consistent with the long-term life cycle of the Company's contracts, as management assesses the bidding of each contract by focusing on net sales and operating profit and monitors performance in a similar manner through contract completion.

U.S. Government Sales - Revenues from the U.S. Government include revenues from contracts for which HII is the prime contractor, as well as contracts for which the Company is a subcontractor and the ultimate customer is the U.S. Government. The Company derived substantially all of its revenues from the U.S. Government for each of the years ended December 31, 2024, 2023, and 2022.

Assets - Substantially all of the Company's assets are located or maintained in the United States.

Results of Operations by Segment

The following tables present the Company's operating results by segment:

($ in millions)	Year Ended December 31, 2024				
	Ingalls	Newport News	Mission Technologies	Intersegment Eliminations	Total
Sales and Service Revenues					
Product sales	$ 2,424	$ 4,921	$ 119	$ —	$ 7,464
Service Revenues	335	1,045	2,691	—	4,071
Intersegment	8	3	127	(138)	—
Total sales and service revenues	2,767	5,969	2,937	(138)	11,535
Segment Operating Income					
Income from operating investments, net	1	—	48	—	49
Other income and gains, net	—	10	(1)	—	9
Less:					
Cost of sales and service revenues					
Product	2,070	4,276	102	—	6,448
Service	294	865	2,416	—	3,575
Intersegment	8	3	127	(138)	—
Other segment items	185	589	223	—	997
Total segment operating income	$ 211	$ 246	$ 116	$ —	$ 573
Non-segment factors affecting operating					
Operating FAS/CAS Adjustment					(62)
Non-current state income taxes					24
Total operating income					$ 535

($ in millions)		Ingalls		Newport News		Year Ended December 31, 2023 Mission Technologies		Intersegment Eliminations		Total
Sales and Service Revenues										
Product sales	$	2,495	$	5,053	$	116	$	—	$	7,664
Service Revenues		248		1,077		2,465		—		3,790
Intersegment		9		3		118		(130)		—
Total sales and service revenues		2,752		6,133		2,699		(130)		11,454
Segment Operating Income										
Income from operating investments, net		—		—		37		—		37
Other income and gains, net		71		—		49		—		120
Less:										
Cost of sales and service revenues										
Product		2,031		4,254		121		—		6,406
Service		207		900		2,223		—		3,330
Intersegment		9		3		118		(130)		—
Other segment items		214		597		222		—		1,033
Total segment operating income	$	362	$	379	$	101	$	—	$	842
Non-segment factors affecting operating										
Operating FAS/CAS Adjustment										(72)
Non-current state income taxes										11
Total operating income									$	781

($ in millions)		Ingalls		Newport News		Year Ended December 31, 2022 Mission Technologies		Intersegment Eliminations		Total
Sales and Service Revenues										
Product sales	$	2,372	$	4,821	$	90	$	—	$	7,283
Service Revenues		186		1,026		2,181		—		3,393
Intersegment		12		5		116		(133)		—
Total sales and service revenues		2,570		5,852		2,387		(133)		10,676
Segment Operating Income										
Income from operating investments, net		—		—		48		—		48
Other income and gains, net		—		—		1		—		1
Less:										
Cost of sales and service revenues										
Product		1,931		4,097		73		—		6,101
Service		162		858		1,970		—		2,990
Intersegment		12		5		116		(133)		—
Other segment items		173		535		214		—		922
Total segment operating income	$	292	$	357	$	63	$	—	$	712
Non-segment factors affecting operating										
Operating FAS/CAS Adjustment										(145)
Non-current state income taxes										(2)
Total operating income									$	565

Sales transactions between segments are generally recorded at cost.

Other segment items consist of general and administrative expenses.

Other Financial Information

The following tables present the Company's capital expenditures, as presented to the chief operating decision maker, and depreciation and amortization by segment:

($ in millions)	Year Ended December 31		
	2024	2023	2022
Capital Expenditures[1]			
Ingalls	$ 60	$ 65	$ 69
Newport News	268	196	182
Mission Technologies	18	11	20
Total segment capital expenditures	346	272	271
Corporate	7	6	1
Total capital expenditures	$ 353	$ 278	$ 272

[1] Net of grant proceeds for capital expenditures

($ in millions)	Year Ended December 31		
	2024	2023	2022
Depreciation and Amortization			
Ingalls	$ 78	$ 76	$ 79
Newport News	136	150	148
Mission Technologies	110	120	130
Total segment depreciation and amortization	324	346	357
Corporate	2	1	1
Total depreciation and amortization	$ 326	$ 347	$ 358

Asset information by segment is not disclosed because it is not a key measure of performance used by the chief operating decision maker.

8. ACCOUNTS RECEIVABLE

Accounts receivable include amounts related to any unconditional Company right to receive consideration. Substantially all amounts included in accounts receivable as of December 31, 2024, are expected to be collected in 2025. The Company's accounts receivable are primarily with the U.S. Government and include amounts from companies acting as a prime contractor to the U.S. Government. The Company does not have material exposure to accounts receivable credit risk.

Accounts receivable were comprised of the following:

($ in millions)	December 31	
	2024	2023
Due from U.S. Government	$ 210	$ 464
Due from other customers	4	5
Total accounts receivable	214	469
Allowance for expected credit losses	(2)	(8)
Total accounts receivable, net	$ 212	$ 461

9. INVENTORIED COSTS, NET

Inventoried costs are principally associated with contracts for which the U.S. government is the primary customer. As a result, the Company does not believe it has significant exposure to recoverability risk related to inventoried costs.

Inventoried costs were comprised of the following:

	December 31		
($ in millions)	2024		2023
Production costs of contracts in process	$ 27	$	40
Raw material inventory	181		146
Total inventoried costs, net	$ 208	$	186

10. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

HII performs impairment tests for goodwill each year and between annual impairment tests if an event occurs or circumstances change that would more likely than not reduce the fair values of the Company's reporting units below their carrying values. Reporting units are aligned with the Company's segments. The Company assesses qualitative factors to determine whether it is more likely than not that the fair value of the goodwill allocated to the reporting unit is less than its carrying amount. If the qualitative assessment indicates a possible impairment, then the Company utilizes a combination of discounted cash flow analysis and comparative market multiples to determine the fair values of its businesses for comparison to their corresponding book values.

In connection with the Company's annual goodwill impairment test as of October 31, 2024, management tested goodwill for each of its three reporting units with goodwill balances. Based on the annual goodwill impairment analysis, the Company determined that the estimated fair values of all reporting units exceeded by more than 10% their corresponding carrying values as of October 31, 2024.

As of both December 31, 2024 and 2023, accumulated goodwill impairment losses were $2,755 million, comprised of $1,568 million and $1,187 million at Ingalls and Newport News, respectively.

For the years ended December 31, 2024 and 2023, the carrying amounts of goodwill were as follows:

($ in millions)	Ingalls	Newport News	Mission Technologies	Total
Balance as of December 31, 2022	$ 175	$ 721	$ 1,722	$ 2,618
Adjustments	—	—	—	—
Balance as of December 31, 2023	175	721	1,722	2,618
Adjustments	—	—	—	—
Balance as of December 31, 2024	$ 175	$ 721	$ 1,722	$ 2,618

Other Intangible Assets

The Company evaluates the recoverability of its intangible long-lived assets when changes in economic circumstances or business objectives indicate the carrying value may not be recoverable. The Company's purchased intangible assets are being amortized on a straight-line basis or a method based on the pattern of benefits over their estimated useful lives. Net intangible assets consist primarily of amounts relating to acquired customer relationships and contract backlog within Mission Technologies, as well as nuclear-powered aircraft carrier and submarine program intangible assets, with an aggregate weighted-average useful life of 29 years based on the long life cycle of the related programs. Amortization expense for the years ended December 31, 2024, 2023, and 2022, was $109 million, $128 million, and $140 million, respectively.

The Company expects amortization for currently recorded purchased intangible assets of $99 million in 2025, $80 million in 2026, $60 million in 2027, $53 million in 2028, and $48 million in 2029.

11. INCOME TAXES

The Company's earnings are primarily domestic, and its effective tax rate on earnings from operations for the year ended December 31, 2024, was 14.5%, compared with 20.2% and 19.5% for 2023 and 2022, respectively.

For the years ended December 31, 2024, 2023, and 2022, the Company's effective tax rate differed from the statutory federal corporate income tax rate primarily as a result of research and development tax credits.

Non-current state income taxes include deferred state income taxes, which reflect the change in deferred state tax assets and liabilities and the tax expense or benefit associated with changes in state unrecognized tax benefits in the relevant period. These amounts are recorded within operating income. Current period state income tax expense is charged to contract costs and included in cost of sales and service revenues in segment operating income. For the years ended December 31, 2024, 2023, and 2022, state income taxes in Virginia make up the majority of the state income tax expense.

Federal and foreign income tax expense for the years ended December 31, 2024, 2023, and 2022, consisted of the following:

	Year Ended December 31		
($ in millions)	2024	2023	2022
Income Taxes on Operations			
Federal and foreign income taxes currently payable (receivable)	$ 193	$ 273	$ 138
Change in deferred federal and foreign income taxes	(100)	(101)	2
Total federal and foreign income taxes	$ 93	$ 172	$ 140

Earnings and income tax from foreign operations are not material for any periods presented.

The following table reconciles the Company's actual income tax expense to income tax expense based on the statutory federal corporate income tax rate:

	Year Ended December 31					
	2024		2023		2022	
($ in millions)	Dollars	Percent	Dollars	Percent	Dollars	Percent
U.S. federal statutory tax rate	$ 135	21.0 %	$ 179	21.0 %	$ 151	21.0 %
Foreign tax effects	2	0.3 %	—	— %	—	— %
Effect of cross-border tax laws	(3)	(0.5)%	(1)	(0.1)%	—	— %
Tax credits:						
Research and development tax credit	(49)	(7.6)%	(22)	(2.6)%	(22)	(3.1)%
Other	(2)	(0.3)%	(2)	(0.2)%	(1)	(0.1)%
Nontaxable or nondeductible items	1	0.2 %	6	0.7 %	6	0.8 %
Changes in unrecognized tax benefits	18	2.8 %	10	1.2 %	8	1.1 %
Interest accrual on tax refunds	(8)	(1.2)%	(6)	(0.7)%	(3)	(0.4)%
Other adjustments	(1)	(0.2)%	8	0.9 %	1	0.2 %
Effective income tax rate	$ 93	14.5 %	$ 172	20.2 %	$ 140	19.5 %

Cash paid for income taxes (net of refunds) consisted of the following:

($ in millions)		December 31				
		2024		2023		2022
Federal	$	182	$	273	$	96
State:						
Virginia		56		30		13
Mississippi		(a)		(a)		8
Other		17		26		10
Total state		73		56		31
Foreign		—		1		—
Cash paid for income taxes (net of refunds)	$	255	$	330	$	127

[a] The amount of income taxes paid during the year does not meet the 5% disaggregation threshold and is included in 'Other.'

Unrecognized Tax Benefits - Unrecognized tax benefits represent the gross value of the Company's uncertain tax positions that have not been reflected in the consolidated statements of operations and comprehensive income. If the income tax benefits from federal tax positions are ultimately realized, such realization would affect the Company's income tax expense, while the realization of state tax benefits would be recorded in general and administrative expenses.

The changes in unrecognized tax benefits (exclusive of interest and penalties) for the years ended December 31, 2024, 2023, and 2022 are summarized in the following table:

($ in millions)		December 31				
		2024		2023		2022
Unrecognized tax benefits at beginning of the year	$	98	$	90	$	81
Additions based on tax positions related to the current year		13		11		8
Additions based on tax positions related to prior years		4		—		3
Lapse of statute of limitations		(5)		(3)		(2)
Net change in unrecognized tax benefits		12		8		9
Unrecognized tax benefits at end of the year	$	110	$	98		90

Assuming sustainment of these positions, as of December 31, 2024, 2023, and 2022, the reversal of $91 million, $76 million, and $70 million, respectively, of the accrued amounts would favorably affect the Company's effective federal income tax rate in future periods.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. As a result of the unrecognized tax benefits noted above, income tax expense increased by $5 million in 2024 for interest, resulting in an interest liability of $14 million as of December 31, 2024. In 2023, income tax expense increased $4 million for interest, resulting in an interest liability of $9 million as of December 31, 2023. In 2022, income tax expense increased $2 million for interest, resulting in an interest liability of $5 million as of December 31, 2022.

The following table summarizes the tax years that are either currently under examination or remain open under the applicable statute of limitations and subject to examination by the major tax jurisdictions in which the Company operates:

Jurisdiction	Years		
United States - Federal[1]	2016	-	2023
Connecticut	2021	-	2023
Mississippi	2018	-	2023
Virginia	2021	-	2023

[1] Returns for the 2016, 2018, 2019, 2021, and 2022 tax years were filed under the Compliance Assurance Process ("CAP") program and accepted by the IRS with the exception of the research and development tax credit. The 2017 tax year was also filed under the CAP program and was accepted by the IRS with the exception of the manufacturing deduction and the research and development tax credit. The statute of limitations for the 2020 tax year has been extended to October 8, 2025.

IRS Audits - The Company was part of the IRS CAP program for the 2014 through 2023 tax years. Tax years through 2015 have been closed with the IRS. In calendar years 2020, 2021, and 2022, the Company filed refund claims for the research and development ("R&D") tax credit for tax years 2016-2019. Since these are refund claims, any adjustments to the amount claimed would not result in cash tax payments to the IRS. In addition, the Company has claimed R&D tax credits on its original filed returns since 2020. The status of the pending R&D tax credits is reviewed below.

2016-2017 claims - In December 2024, following an audit, an IRS examination team issued a Notice of Proposed Adjustment ("NOPA") proposing to disallow the Company's 2016-2017 R&D tax credit refund claims. The Company plans to pursue IRS administrative appeals in an effort to resolve issues raised by the NOPA. If acceptable resolutions are not achieved through IRS administrative processes, the Company intends to vigorously defend its positions through litigation, which will likely take several years to achieve resolution.

2018 claim - In March 2023, the IRS notified the Company that the IRS would not process its 2018 refund claim for the R&D tax credit because the agency determined the claim did not satisfy the requirements of Chief Counsel Memorandum 20214101F, an internal agency memorandum addressing the required contents of R&D tax credit refund claims. The Company disagrees with that determination and believes the 2018 claim was well-supported, met all applicable requirements, and should have been processed. The Company will take all necessary steps to pursue the 2018 refund claim including litigation, which will likely take several years to resolve.

2019 claim - The IRS has processed the company's amended R&D tax credit refund claim for 2019 and assigned it to IRS exam for audit. The amended refund claim was filed in October 2023 with a claimed credit amount that was substantively the same as the Company's original refund claim for the 2019 tax year.

2020-2023 credits - The IRS initiated audits for the 2020, 2021, and 2022 tax years, with minimal activity to date. The audits for 2021 and 2022 are limited to the R&D tax credit as the returns for those years were filed under the CAP program and were accepted by the IRS with the exception of the R&D tax credit.

The Company's conclusion that it is more likely than not the Company's R&D tax credit positions will ultimately be sustained is unchanged as of December 31, 2024. While the Company believes it has adequately provided for all unrecognized tax benefits, the Company might ultimately settle any disputed item for amounts greater than or less than the Company's accrued position. Accordingly, additional provisions for federal and state income tax related matters could be recorded in the future, and may be material, as revised estimates are made or the underlying matters are effectively settled or otherwise resolved.

Deferred Income Taxes - Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax purposes. As described above, deferred tax assets and liabilities are calculated as of the balance sheet date using current tax laws and rates expected to be in effect when the deferred tax items reverse in future periods. Net deferred tax liabilities are classified as long-term deferred tax liabilities in the consolidated statements of financial position.

The tax effects of significant temporary differences and carry-forwards that resulted in year-end deferred tax balances, as presented in the consolidated statements of financial position, were as follows:

($ in millions)	December 31 2024	December 31 2023
Deferred Tax Assets		
Workers' compensation	$ 150	$ 157
Operating lease liabilities	67	77
Reserves not currently deductible for tax purposes	71	61
Stock compensation	8	7
Net operating losses, tax credit and other carry-forwards	33	35
Capitalized research and development expenses	315	200
Other	11	10
Gross deferred tax assets	655	547
Less valuation allowance	26	29
Net deferred tax assets	629	518
Deferred Tax Liabilities		
Depreciation and amortization	457	447
Contract accounting differences	47	78
Purchased intangibles	212	234
Operating lease assets	62	72
Retirement benefits	216	54
Other	13	—
Gross deferred tax liabilities	1,007	885
Total net deferred tax liabilities	$ (378)	$ (367)

As of December 31, 2024, the Company had state income tax credit carry-forwards of approximately $17 million, which expire from 2025 through 2027. A deferred tax asset of approximately $14 million (net of federal benefit) related to these state income tax credit carry-forwards has been recorded, with a valuation allowance of $12 million against such deferred tax asset as of December 31, 2024. State net operating loss carry-forwards are individually and cumulatively immaterial to the Company's deferred tax balances and expire from 2030 through 2043.

12. DEBT

The Company's long-term debt consisted of the following:

($ in millions)	December 31	
	2024	2023
Senior notes due May 1, 2025, 3.844%	$ 500	$ 500
Senior notes due December 1, 2027, 3.483%	600	600
Senior notes due August 16, 2028, 2.043%	600	600
Senior notes due January 15, 2030, 5.353%	500	—
Senior notes due May 1, 2030, 4.200%	500	500
Senior notes due January 15, 2035, 5.749%	500	—
Mississippi economic development revenue bonds due May 1, 2024, 7.81%	—	84
Term loan due August 19, 2024	—	145
Gulf opportunity zone industrial development revenue bonds due December 1, 2028, 4.55%	21	21
Finance lease obligations	9	12
Less unamortized debt issuance costs	(27)	(17)
Total long-term debt	$ 3,203	$ 2,445
Less current portion	503	231
Long-term debt, net of current portion	$ 2,700	$ 2,214

Debt Facilities - In September 2024, the Company amended its existing $1.5 billion credit facility, increasing the capacity thereunder to $1.7 billion and extending the maturity date for five years from signing (the "Second Amended and Restated Revolving Credit Facility"). The Second Amended and Restated Revolving Credit Facility has a variable interest rate on outstanding borrowings based on the Secured Overnight Financing Rate ("SOFR") plus an interest spread, currently 1.475% based upon the Company's credit rating, which may vary between 1.225% and 2.100%. The commitment fee rate on the Second Amended and Restated Revolving Credit Facility as of December 31, 2024, was 0.200% and may vary between 0.125% and 0.300%. The Second Amended and Restated Revolving Credit Facility includes a letter of credit sub-facility of $300 million.

As of December 31, 2024, the Company had $11 million in issued but undrawn letters of credit and $1,689 million unutilized under the Second Amended and Restated Revolving Credit Facility. The Company had unamortized debt issuance costs associated with its debt facilities of $10 million and $6 million as of December 31, 2024 and 2023, respectively.

The Second Amended and Restated Revolving Credit Facility contains customary affirmative and negative covenants and events of default, as well as a financial covenant based on a maximum total leverage ratio. The maximum total leverage ratio covenant limits our borrowing capacity under the Second Amended and Restated Revolving Credit Facility to $1,474 million as of December 31, 2024.

In September 2024, the Company's borrowing capacity under its unsecured commercial paper note program increased from $1 billion to $1.7 billion. As of December 31, 2024, the Company had no outstanding debt under the commercial paper program.

Senior Notes - In November 2024, the Company issued $500 million aggregate principal amount of 5.353% senior notes due 2030 and $500 million aggregate principal amount of 5.749% senior notes due 2035. The net proceeds from these senior notes were expected to be used for general corporate purposes, including debt repayment (which may include repayment of its 3.844% senior notes due 2025 and commercial paper borrowings) and working capital.

The terms of the Company's senior notes limit the Company's ability and the ability of certain of its subsidiaries to create liens, enter into sale and leaseback transactions, sell assets, and effect consolidations or mergers. Interest on the senior notes is payable semiannually. The Company had unamortized debt issuance costs associated with the senior notes of $17 million and $11 million as of December 31, 2024 and 2023, respectively.

In May 2024, the Company repaid $84 million aggregate principal amount of 7.81% Mississippi Economic Development Revenue Bonds upon their maturity.

Interest on the Gulf Opportunity Zone Industrial Development Revenue Bonds is payable semiannually.

The agreements governing the Company's debt contain customary affirmative and negative covenants. The Company was in compliance with all debt covenants during the year ended December 31, 2024. Each of the Company's existing and future materially wholly owned domestic subsidiaries, except those that are specifically designated as unrestricted subsidiaries, are and will be guarantors under existing debt facilities, with the exception of the Gulf Opportunity Zone Industrial Development Revenue Bonds.

The estimated fair values of the Company's total long-term debt, including the current portion of long-term debt and excluding finance lease liabilities, as of December 31, 2024, and December 31, 2023, were $3,110 million and $2,309 million, respectively. The estimated fair values of the current portion of the Company's long-term debt, excluding finance lease liabilities, were $497 million and $229 million as of December 31, 2024, and December 31, 2023, respectively. The fair values of the Company's long-term debt were calculated based on recent trades of the Company's debt instruments in inactive markets, which fall within Level 2 under the fair value hierarchy.

As of December 31, 2024, the aggregate amounts of principal payments due on long-term debt, excluding finance lease liabilities, within the next five years consisted of $500 million due in 2025, $600 million due in 2027, and $621 million due in 2028. In January 2024, the Company prepaid the remaining $145 million balance of the Term Loan.

13. INVESTIGATIONS, CLAIMS, AND LITIGATION

The Company is involved in legal proceedings before various courts and administrative agencies, and is periodically subject to government examinations, inquiries and investigations. The Company accrues for losses associated with legal proceedings when, and to the extent that, loss amounts related to the legal proceedings are probable and can be reasonably estimated. The actual losses that might be incurred to resolve such legal proceedings may be higher or lower than the amounts accrued. The Company also provides footnote disclosure for matters for which a material loss is reasonably possible but a reserve has not been accrued because the likelihood of a material loss is not probable.

Antitrust Complaint - On October 6, 2023, a class action antitrust lawsuit was filed against the Company and other defendants in the U.S. District Court for the Eastern District of Virginia. The lawsuit names several HII companies, among other companies, as defendants. The named plaintiffs generally allege that the defendant companies have adhered to a "gentlemen's agreement" that prohibits any defendant from actively recruiting naval engineers from other defendants. The complaint seeks class certification, treble damages, and any other relief to which the plaintiffs are entitled. Depending on the outcome of the lawsuit, the Company could be subject to penalties and damages that could have a material adverse effect on its consolidated financial position, results of operations, or cash flows. The case is at an early stage, and, as a result, the Company currently is unable to estimate an amount or range of reasonably possible loss or to express an opinion regarding the ultimate outcome of the matter.

Insurance Claims - In September 2020, the Company filed a complaint against 32 reinsurers in the Superior Court, State of Vermont, Franklin Unit, seeking a judgment declaring that the Company's business interruption and other losses associated with COVID-19 are covered by the Company's property insurance program. The Company also initiated arbitration proceedings against six other reinsurers seeking similar relief. In July 2021, the Vermont court granted the reinsurers' motion for judgment on the pleadings, which would have ended the Company's claim. The Company appealed the decision to the Vermont Supreme Court, which reversed and remanded the lower court's decision in September 2022, allowing the Company's claim to proceed. No assurances can be provided regarding the ultimate resolution of this matter.

In September 2021, the Company filed a complaint in the Superior Court of Delaware, seeking a judgment against certain insurers for breach of contract and breach of the implied covenant of good faith and fair dealing under three representations and warranties insurance policies purchased in connection with the Company's acquisition of Hydroid. The policies insured the Company against losses relating to the seller's breach of certain representations and warranties in the Hydroid acquisition agreement. In December 2023, the Company and the insurers settled the matter for a payment of $49.5 million to the Company, recognized in the Mission Technologies segment's other income and gains, net in the consolidated statements of operations and comprehensive income.

U.S. Government Investigations and Claims - Departments and agencies of the U.S. Government have the authority to investigate various transactions and operations of the Company, and the results of such investigations may lead to administrative, civil, or criminal proceedings, the ultimate outcome of which could be fines, penalties, repayments or compensatory, treble, or other damages. U.S. Government regulations provide that certain findings against a contractor may also lead to suspension or debarment from future U.S. Government contracts or the loss of export privileges. Any suspension or debarment would have a material effect on the Company because of its reliance on government contracts.

During the third quarter of 2024, the Company identified certain quality issues involving noncompliance with welding procedures at Newport News. The Company has commenced an investigation and disclosed the matter to the U.S. Government. The Company is working with its U.S. Navy customer to evaluate the full extent of the matter and its potential impact on operations. Based upon the early stage of the Company's investigation, the Company cannot at this time predict or reasonably estimate the outcome of this matter, including its financial impact.

Asbestos Related Claims - HII and its predecessors-in-interest are defendants in a longstanding series of cases that have been and continue to be filed in various jurisdictions around the country, wherein former and current employees and various third parties allege exposure to asbestos containing materials while on or associated with HII premises or while working on vessels constructed or repaired by HII. In some instances, partial or full insurance coverage is available for the Company's liabilities. The costs to resolve cases during the years ended December 31, 2024, 2023, and 2022 were not material individually or in the aggregate. The Company's estimate of asbestos-related liabilities is subject to uncertainty because liabilities are influenced by many variables that are inherently difficult to predict. Although the Company believes the ultimate resolution of current cases will not have a material effect on its consolidated financial position, results of operations, or cash flows, it cannot predict what new or revised claims or litigation might be asserted or what information might come to light and can, therefore, give no assurances regarding the ultimate outcome of asbestos related litigation.

Other Litigation - The Company and its predecessor-in-interest have been in litigation with the Bolivarian Republic of Venezuela (the "Republic") since 2002 over a contract for the repair, refurbishment, and modernization at Ingalls of two foreign-built frigates. Following an arbitration proceeding between the parties, in February 2018 the arbitral tribunal awarded the Company approximately $151 million on its claims and awarded the Republic approximately $22 million on its counterclaims. In November 2023, the Company sold its judgment against the Republic to a third party in exchange for an initial cash payment of $70.5 million, recognized in the Ingalls segment's other income and gains, net in the consolidated statements of operations and comprehensive income. The Company's consideration also includes a contingent participating interest in the final amount recovered.

The Company is party to various other claims, arbitrations, investigations, and other legal proceedings that arise in the ordinary course of business, including U.S. Government investigations and claims that could result in administrative, civil, or criminal proceedings involving the Company. The Company is a contractor with the U.S. Government, and such proceedings can therefore include False Claims Act allegations against the Company. Although, based on the information available to the Company to date, the Company believes that the resolution of these other claims, legal proceedings, and investigations will not have a material effect on its consolidated financial position, results of operations, or cash flows, the Company cannot predict what new or revised claims or litigation might be asserted or what information might come to light and can, therefore, give no assurances regarding the ultimate outcome of these matters.

14. LEASES

The Company leases certain land, warehouses, office space, and production, office, and technology equipment, among other items. Most equipment is leased on a monthly basis. Many land, warehouse, and office space leases include renewal terms that can extend the lease term. The exercise of lease renewal options is at the Company's sole discretion. The depreciable life of assets and leasehold improvements is generally limited by the expected lease term. The Company's lease agreements do not generally contain material residual value guarantees, material restrictive covenants, or purchase options. The Company's lease portfolio consists primarily of operating leases and an immaterial finance lease included in the consolidated financial statements. See Note 2: Summary of Significant Accounting Policies and Note 12: Debt.

The following table presents costs and other information related to the Company's leases:

($ in millions)	Year Ended December 31					
	2024		**2023**		**2022**	
Operating lease costs	$	72	$	67	$	69
Short-term operating lease costs	$	57	$	54	$	44
Variable operating lease costs	$	5	$	7	$	6
Operating cash flows from operating leases	$	(70)	$	(66)	$	(65)
Right-of-use assets obtained in exchange for new operating lease liabilities	$	41	$	80	$	111
Weighted-average remaining lease term (years) - operating leases		**8 years**		9 years		9 years
Weighted-average discount rate - operating leases		**5.2 %**		5.0 %		4.5 %

The undiscounted future non-cancellable lease payments under the Company's operating leases as of December 31, 2024, were as follows:

($ in millions)	December 31, 2024	
2025	$	62
2026		51
2027		43
2028		31
2029		26
Thereafter		109
Total lease payments		322
Less: Imputed interest		66
Present value of operating lease liabilities	$	256

Lease liabilities included in the Company's consolidated statements of financial position as of December 31, 2024 and 2023, were as follows:

($ in millions)	December 31			
	2024		2023	
Short-term operating lease liabilities	$	51	$	51
Long-term operating lease liabilities		205		228
Total operating lease liabilities	$	256	$	279

15. COMMITMENTS AND CONTINGENCIES

Contract Performance Contingencies - Contract profit margins may include estimates of revenues for matters on which the customer and the Company have not reached agreement, such as settlements in the process of negotiation, contract changes, claims, and requests for equitable adjustment for unanticipated contract costs. These estimates are based upon management's best assessment of the underlying causal events and circumstances and recognized to the extent of expected recovery based upon contractual entitlements and the probability of successful negotiation with the customer. The Company believes its outstanding customer settlements will be resolved without material impact to its financial position, results of operations, or cash flows.

Environmental Matters - The estimated costs to complete environmental remediation are accrued when it is probable that the Company will incur such costs in the future to address environmental conditions at currently or formerly owned or leased operating facilities, or at sites where it has been named a Potentially Responsible Party by the Environmental Protection Agency or similarly designated by another environmental agency, and the related costs can be reasonably estimated by management. When only a range of costs is established and no amount within the range is more probable than another, the minimum amount in the range is accrued. Environmental liabilities are recorded on an undiscounted basis and are expensed or capitalized as appropriate. Capitalized expenditures, if any, relate to long-lived improvements in currently operating facilities. The Company does not record insurance recoveries before collection is probable. As of December 31, 2024 and 2023, the Company did not have any accrued receivables related to insurance reimbursements or recoveries for environmental matters.

The Company's environmental liability accruals do not include any litigation costs related to environmental matters, nor do they include amounts recorded as asset retirement obligations. Management estimates that as of December 31, 2024, the probable estimable future cost for environmental remediation is not material. Although management cannot predict whether new information gained as remediation progresses or the Company incurs additional remediation obligations will materially affect the estimated liability accrued, management does not believe that future remediation expenditures will have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

Financial Arrangements - In the ordinary course of business, HII uses letters of credit issued by commercial banks to support certain leases, insurance policies, and contractual performance obligations, as well as surety bonds issued by insurance companies principally to support the Company's self-insured workers' compensation plans. As of December 31, 2024, the Company had $11 million in issued but undrawn letters of credit, as indicated in Note 12: Debt, and $360 million of surety bonds outstanding.

U.S. Government Claims - From time to time, the U.S. Government communicates to the Company potential claims, disallowed costs, and penalties concerning prior costs incurred by the Company with which the U.S. Government disagrees. When such preliminary findings are presented, the Company and U.S. Government representatives engage in discussions, from which the Company evaluates the merits of the claims and assesses the amounts being questioned. Although the Company believes that the resolution of any of these matters will not have a material effect on its consolidated financial position, results of operations, or cash flows, it cannot predict the ultimate outcome of these matters.

Other Matters - The Company began negotiations with a Mission Technologies customer in January 2023 to address issues related to a manufacturing contract, and the parties settled the matter in May 2024. The Company has recorded losses relating to the contract that were not material to the Company's consolidated financial position, results of operations, or cash flows.

The Company previously disclosed an issue regarding the degree of corrosion of certain steel plates used to fabricate *Friedman* (NSC 11). The Company's expectation regarding the resolution of the matter with the customer is included in contract cost and profit estimates. Those estimates include management's best assessment of the underlying causal events, contractual entitlements, and the probability of successful resolution with the customer. During the fourth quarter of 2024, the Company updated its estimates to reflect recent developments and progress made in ongoing negotiations with the customer regarding alternatives to resolve the matter. The Company does not expect the final resolution of the matter to have a material impact to the Company's consolidated financial position, results of operations, or cash flows.

Collective Bargaining Agreements - Of the Company's over 44,000 employees, approximately 45% are covered by a total of nine collective bargaining agreements. Newport News has three collective bargaining agreements covering represented employees, which expire in February 2027, December 2027 and April 2029. Ingalls has five collective bargaining agreements covering represented employees, all of which expire in March 2026. Approximately 15 Mission Technologies employees in Klamath Falls, Oregon are covered by one collective bargaining agreement that expires in June 2025.

Collective bargaining agreements generally expire after three to five years and are subject to renegotiation at that time. The Company believes its relationship with its employees is satisfactory.

16. EMPLOYEE PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company provides eligible employees defined benefit pension plans, defined contribution benefit plans, and other postretirement benefit plans. Non-collectively bargained defined benefit pension plans accruing benefits under the traditional years of service and compensation formula were amended in 2009 to freeze future service accruals and were replaced with a cash balance benefit for all current non-collectively bargained employees. Except for the major collectively bargained plan at Ingalls, the Company's qualified defined benefit pension plans are frozen to new entrants. The Company's policy is to fund its qualified defined benefit pension plans at least to the minimum amounts required under U.S. Government regulations.

Defined benefit plan obligations are measured based on the present value of projected future benefit payments to participants for services rendered to date. The measurement of projected future benefits is dependent on the terms of each individual plan, demographics, and valuation assumptions. No assumption is made regarding any potential changes to the benefit provisions beyond those to which the Company is currently committed, for example under existing collective bargaining agreements.

The Company also sponsors 401(k) defined contribution pension plans in which most employees are eligible to participate. Company contributions for most defined contribution pension plans are based on the matching of employee contributions up to 4% of eligible compensation. In addition to the 401(k) defined contribution pension benefit formula, non-collectively bargained employees hired after June 30, 2008, and certain collectively bargained employees hired after July 10, 2017, are eligible to participate in a defined contribution benefit program in lieu of a defined benefit pension plan. The Company's contributions to the qualified defined contribution pension plans for the years ended December 31, 2024, 2023, and 2022, were $166 million, $158 million, and $153 million, respectively.

The Company also sponsors defined benefit and defined contribution pension plans to provide benefits in excess of the tax-qualified limits. The liabilities related to these plans as of December 31, 2024, were $189 million and $51 million, respectively, and as of December 31, 2023, were $202 million and $44 million, respectively. Grantor trust assets, primarily in the form of Level 1 marketable securities, are intended to fund certain of these obligations. The trusts' fair values supporting these liabilities as of December 31, 2024 and 2023, were $233 million and $220 million, respectively, of which $179 million and $174 million, respectively, were related to the non-qualified defined benefit pension plans.

The Company provides contributory postretirement health care and life insurance benefits to a dominantly closed group of eligible employees, retirees, and their qualifying dependents. Covered employees achieve eligibility to participate in these contributory plans upon retirement from active service if they meet specified age, years of service, and grandfathered requirements. Benefits are not guaranteed, and the Company reserves the right to amend or terminate coverage at any time. The Company's contributions for retiree health care benefits are subject to caps, which limit Company contributions when spending thresholds are reached.

The measurement date for all of the Company's retirement related plans is December 31. The costs of the Company's defined benefit pension plans and other postretirement benefit plans for the years ended December 31, 2024, 2023, and 2022, were as follows:

($ in millions)	Pension Benefits Year Ended December 31			Other Benefits Year Ended December 31		
	2024	2023	2022	2024	2023	2022
Components of net periodic benefit cost						
Service cost	$ 109	$ 112	$ 181	$ 6	$ 6	$ 9
Interest cost	321	343	258	19	21	14
Expected return on plan assets	(538)	(529)	(594)	—	—	—
Amortization of prior service cost (credit)	16	17	22	(2)	(2)	(4)
Amortization of net actuarial loss (gain)	18	17	35	(13)	(15)	(3)
Settlement gain	—	—	(4)	—	—	—
Net periodic benefit (income) cost	$ (74)	$ (40)	$ (102)	$ 10	$ 10	$ 16

The funded status of these plans as of December 31, 2024 and 2023, was as follows:

| ($ in millions) | Pension Benefits December 31 | | Other Benefits December 31 | |
	2024	2023	2024	2023
Change in benefit obligation				
Benefit obligation at beginning of year	$ 6,242	$ 6,438	$ 370	$ 394
Service cost	109	112	6	6
Interest cost	321	343	19	21
Plan participants' contributions	5	10	9	9
Plan amendments	—	—	—	—
Actuarial loss (gain)	(499)	62	(26)	(19)
Benefits paid	(307)	(333)	(45)	(41)
Settlement	(80)	(390)	—	—
Benefit obligation at end of year	5,791	6,242	333	370
Change in plan assets				
Fair value of plan assets at beginning of year	6,873	6,781	—	—
Actual return on plan assets	514	793	—	—
Employer contributions	11	12	36	32
Plan participants' contributions	5	10	9	9
Benefits paid	(307)	(333)	(45)	(41)
Transfers	2	—	—	—
Settlement	(74)	(390)	—	—
Fair value of plan assets at end of year	7,024	6,873	—	—
Funded status	$ 1,233	$ 631	$ (333)	$ (370)
Amounts recognized in the consolidated statements of financial position:				
Pension plan assets	$ 1,422	$ 888	$ —	$ —
Current liability [1]	(47)	(45)	(124)	(129)
Non-current liability [2]	(142)	(212)	(209)	(241)
Accumulated other comprehensive loss (income) (pre-tax) related to:				
Prior service costs (credits)	122	138	(11)	(13)
Net actuarial loss (gain)	60	562	(119)	(107)

[1] Included in other current liabilities and current portion of postretirement plan liabilities, respectively.
[2] Included in pension plan liabilities and other postretirement plan liabilities, respectively.

In 2024, the Company offered a bulk lump sum window for participants not currently receiving benefits where the present value of the deferred benefit is less than $75 thousand. Approximately 3,900 participants received lump sum distributions of approximately $80 million. The transaction did not trigger settlement accounting under FASB Accounting Standards Codification ("ASC") 715 – "Compensation – Retirement Benefits."

In 2023, the Company purchased an annuity contract to transfer $411 million of gross defined benefit pension obligations and related plan assets to an insurance company for approximately 10,000 retirees and beneficiaries. The annuity contract was purchased using assets from the pension master trust, and no additional funding contribution was required. This transaction had no impact on the amount, timing, or form of the monthly retirement benefit payments to the affected retirees and beneficiaries. The transaction did not trigger settlement accounting under FASB ASC 715 – "Compensation – Retirement Benefits."

In 2022, the Company purchased annuity contracts to transfer $32 million of gross defined benefit pension obligations and related plan assets to an insurance company for approximately 500 retirees and beneficiaries. The annuity contracts were purchased using assets from the pension master trust, and no additional funding contribution was required. This transaction had no impact on the amount, timing, or form of the monthly retirement benefit payments to the affected retirees and beneficiaries. In connection with this transaction, the Company recognized a noncash, non-operating pension settlement gain of $4 million for the affected plan, which represents the accelerated recognition of actuarial losses that were included in accumulated other comprehensive loss within stockholders' equity.

The Projected Benefit Obligation ("PBO"), Accumulated Benefit Obligation ("ABO"), and asset values for the Company's qualified pension plans were $5,602 million, $5,424 million, and $7,024 million, respectively, as of December 31, 2024, and $6,040 million, $5,820 million, and $6,873 million, respectively, as of December 31, 2023. The PBO represents the present value of pension benefits earned through the end of the year, with allowance for future salary increases. The ABO is similar to the PBO, but does not provide for future salary increases.

The PBOs and fair values of plan assets for all qualified and non-qualified pension plans with PBOs in excess of plan assets were $189 million and zero, respectively, as of December 31, 2024, and $864 million and $607 million, respectively, as of December 31, 2023.

The ABOs for all qualified and non-qualified pension plans with ABOs in excess of plan assets were $178 million and $186 million as of December 31, 2024, and 2023, respectively. The ABOs for all pension plans were $5,602 million and $6,006 million as of December 31, 2024 and 2023, respectively.

The changes in amounts recorded in accumulated other comprehensive income (loss) were as follows:

($ in millions)	Pension Benefits Year Ended December 31			Other Benefits Year Ended December 31		
	2024	2023	2022	2024	2023	2022
Prior service credit (cost)	$ —	$ —	$ (97)	$ —	$ —	$ —
Amortization of prior service cost (credit)	16	17	22	(2)	(2)	(4)
Net actuarial gain	475	202	384	26	19	103
Amortization of net actuarial loss (gain)	18	17	35	(13)	(15)	(3)
Other	9	—	(4)	(1)	—	(1)
Total changes in accumulated other comprehensive income (loss)	$ 518	$ 236	$ 340	$ 10	$ 2	$ 95

The weighted average assumptions used to determine the net periodic benefit costs for each year ended December 31 were as follows:

	Pension Benefits		
	2024	2023	2022
Discount rate	5.28 %	5.47 %	3.00 %
Expected long-term rate on plan assets	8.00 %	8.00 %	7.25 %
Rate of compensation increase	3.63 %	3.63 %	3.58 %

	Other Benefits		
	2024	2023	2022
Discount rate	5.35 %	5.50 %	2.94 %
Initial health care cost trend rate assumed for next year	6.00 %	6.00 %	5.50 %
Gradually declining to a rate of	4.50 %	4.50 %	4.50 %
Year in which the rate reaches the ultimate rate	2029	2028	2027

The weighted average assumptions used to determine the benefit obligations as of December 31 of each year were as follows:

	Pension Benefits December 31		Other Benefits December 31	
	2024	2023	2024	2023
Discount rate	5.98 %	5.28 %	5.79 %	5.35 %
Weighted average interest crediting rate	3.54 %	3.58 %		
Rate of compensation increase	3.76 %	3.63 %		
Initial health care cost trend rate assumed for next year			6.00 %	6.00 %
Gradually declining to a rate of			4.50 %	4.50 %
Year in which the rate reaches the ultimate rate			2030	2029

Health Care Cost Trend Rate - The health care cost trend rate represents the annual rates of change in the cost of health care benefits based on estimates of health care inflation, changes in health care utilization or delivery patterns, technological advances, government mandated benefits, and other considerations. Using a combination of market expectations and economic projections as of December 31, 2024, the Company selected an expected initial health care cost trend rate of 6.00% and an ultimate health care cost trend rate of 4.50% to be reached in 2030. As of December 31, 2023, the Company assumed an expected initial health care cost trend rate of 6.00% and an ultimate health care cost trend rate of 4.50% to be reached in 2029.

The Employee Retirement Income Security Act of 1974 ("ERISA"), including amendments under pension relief legislation, defines the minimum amount the Company must contribute to its qualified defined benefit pension plans. In determining whether to make discretionary contributions to these plans above the minimum required amounts, the Company considers various factors, including attainment of the funded percentage needed to avoid benefit restrictions and other adverse consequences, minimum CAS funding requirements, and the current and anticipated future funding levels of each plan. The Company's contributions to its qualified defined benefit pension plans are affected by a number of factors, including published IRS interest rates, the actual return on plan assets, actuarial assumptions, and demographic experience. These factors and the Company's resulting contributions also impact the funded status of each plan. The Company made the following contributions to its defined benefit pension plans and other postretirement benefit plans for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31		
($ in millions)	2024	2023	2022
Pension plans			
Discretionary			
Qualified	$ —	$ —	$ —
Non-qualified	11	12	10
Other benefit plans	36	32	31
Total contributions	$ 47	$ 44	$ 41

For the year ending December 31, 2025, the Company expects its cash contributions to its qualified defined benefit pension plans to be less than $1 million, all of which will be discretionary. For the year ending December 31, 2025, the Company expects its cash contributions to its other postretirement benefit plans to be approximately $34 million.

The following table presents estimated future benefit payments, using the same assumptions used in determining the Company's benefit obligations, as of December 31, 2024. Benefit payments depend on future employment and compensation levels, years of service, and mortality. Changes in any of these factors could significantly affect these estimated amounts.

($ in millions)	Pension Benefits	Other Benefit Payments
2025	$ 343	$ 34
2026	362	35
2027	380	35
2028	397	34
2029	411	32
Years 2030 to 2034	$ 2,202	$ 133

Pension Plan Assets

Pension assets include public equities, government and corporate bonds, cash and cash equivalents, private real estate funds, private partnerships, hedge funds, and other assets. Plan assets are held in a master trust and overseen by the Company's Investment Committee. All assets are externally managed through a combination of active and passive strategies. Managers may only invest in the asset classes for which they have been appointed.

The Investment Committee is responsible for setting the policy that provides the framework for management of the plan assets. The Investment Committee set the minimum and maximum permitted values for each asset class in the Company's pension plan master trust for the year ended December 31, 2024, as follows:

	Range
U.S. and international equities	30 - 55%
Fixed income securities	25 - 45%
Alternative investments	10 - 35%

The general objectives of the Company's pension asset strategy are to earn a rate of return over time to satisfy the benefit obligations of the plans, meet minimum ERISA funding requirements, and maintain sufficient liquidity to pay benefits and address other cash requirements within the master trust. Specific investment objectives include reducing the volatility of pension assets relative to benefit obligations, achieving a competitive total investment return, achieving diversification between and within asset classes, and managing other risks. Investment objectives for each asset class are determined based on specific risks and investment opportunities identified. Decisions regarding investment policies and asset allocations are made with the understanding of the historical and prospective return and risk characteristics of various asset classes, the effect of asset allocations on funded status, future Company contributions, and projected expenditures, including benefit payments. The Company updates its asset allocations periodically. The Company uses various analytics to determine the optimal asset mix and considers plan obligation characteristics, duration, liquidity characteristics, funding requirements, expected rates of return, regular rebalancing, and the distribution of returns. Actual allocations to each asset class could vary from target allocations due to periodic investment strategy changes, short-term market value fluctuations, the length of time it takes to fully implement investment allocation positions, such as real estate and other alternative investments, and the timing of benefit payments and Company contributions.

Taking into account the asset allocation ranges, the Company determines the specific allocation of the master trust's investments within various asset classes. The master trust utilizes select investment strategies, which are executed through separate account or fund structures with external investment managers who demonstrate experience and expertise in the appropriate asset classes and styles. The selection of investment managers is done with careful evaluation of all aspects of performance and risk, demonstrated fiduciary responsibility, investment management experience, and a review of investment manager policies and processes. Investment performance is monitored frequently against appropriate benchmarks and tracked to compliance guidelines with the assistance of third-party consultants and performance evaluation tools and metrics.

Plan assets are stated at fair value. The Company employs a variety of pricing sources to estimate the fair value of its pension plan assets, including independent pricing vendors, dealer or counterparty-supplied valuations, third-party appraisals, and appraisals prepared by the Company's investment managers or other experts.

Investments in equity securities, common and preferred, are valued at the last reported sales price when an active market exists. Securities for which official or last trade pricing on an active exchange is available are classified as Level 1. If closing prices are not available, securities are valued at the last trade price, if deemed reasonable, or a broker's quote in a non-active market, and are typically categorized as Level 2.

Investments in fixed-income securities are generally valued by independent pricing services or dealers who make markets in such securities. Pricing methods are based upon market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders, and fixed-income securities typically are categorized as Level 2.

Investments in collective trust funds and commingled funds that use Net Asset Values ("NAV") are valued based on the redemption price of units owned by the master trust, which is based on the current fair values of the fund assets, as reported by the investment manager.

Investments in hedge funds generally do not have readily available market quotations and are estimated at fair value, which primarily utilizes NAV or the equivalent, as a practical expedient, as reported by the investment manager. Hedge funds usually have restrictions on redemptions that might affect the ability to sell the investment at NAV in the short term.

Real estate funds are typically valued through updated independent third-party appraisals, which are adjusted for changes in cash flows, market conditions, property performance, and leasing status. Since real estate funds do not have readily available market quotations, they are generally valued at NAV or its equivalent, as a practical expedient, as reported by the asset manager. Redemptions from real estate funds are also subject to various restrictions.

Private partnership interests include debt and equity investments. These investments are valued based on NAVs or their equivalents, adjusted for capital calls and distributions, reported by the respective general partners. The terms of the partnerships range from seven to ten or more years, and investors do not have the option to redeem their interests in these partnerships. As of December 31, 2024, unfunded commitments to private partnerships were $535 million.

Management reviews independently appraised values, audited financial statements, and additional pricing information to evaluate the NAVs. For the very limited group of investments for which market quotations are not readily available or for which the above valuation procedures are deemed not to reflect fair value, additional information is obtained from the investment manager and evaluated internally to determine whether any adjustments are required to reflect fair value.

The Company might be unable to quickly liquidate some assets at amounts close or equal to fair value in order to meet plan liquidity requirements or respond to specific events, such as the creditworthiness of any particular issuer or counterparty. Illiquid assets are generally long-term investments that complement the long-term nature of the Company's pension obligations and are generally not used to fund benefit payments in the short term. Management monitors liquidity risk on an ongoing basis and has procedures designed to maintain adequate liquidity for plan requirements.

The master trust has considerable investments in fixed income securities for which changes in the relevant interest rate of a particular instrument might result in the inability to secure similar returns upon the maturity or sale of the instrument. Changes in prevailing interest rates might result in an increase or decrease in fair value of the instrument. Investment managers are permitted to use interest rate swaps and other financial derivatives to manage interest rate and credit risks.

Counterparty risk is the risk that a counterparty to a financial instrument held by the master trust will default on its commitment. Counterparty risk is generally related to over-the-counter derivative instruments used to manage risk exposure to interest rates on long-term debt securities. Certain agreements with counterparties employ set-off agreements, collateral support arrangements, and other risk mitigation practices designed to reduce the net credit risk exposure in the event of a counterparty default. The Company has credit policies and processes that manage concentrations of risk by seeking to undertake transactions with large well-capitalized counterparties and by monitoring the creditworthiness of these counterparties.

Certain investments that are measured at fair value using NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy table. The total fair value of these investments is included in the table below to permit reconciliation of the fair value hierarchy to amounts presented in the funded status table above.

($ in millions)	Total	Level 1	Level 2	Level 3
	December 31, 2024			
Plan assets subject to leveling				
U.S. and international equities	$ 1,499	$ 1,499	$ —	$ —
Government and agency debt securities	777	—	777	—
Corporate and other debt securities	1,487	—	1,487	—
Group annuity contract	3	—	3	—
Cash and cash equivalents, net	21	21	—	—
Net plan assets subject to leveling	$ 3,787	$ 1,520	$ 2,267	$ —
Plan assets not subject to leveling				
U.S. and international equities (a)	1,199			
Corporate and other debt securities	242			
Real estate investments	469			
Private partnerships	926			
Hedge funds	275			
Cash and cash equivalents, net (b)	126			
Total plan assets not subject to leveling	3,237			
Net plan assets	$ 7,024			

[a] U.S. and international equity securities include investments in small, medium, and large capitalization stocks of public companies held in commingled trust funds.

[b] Cash and cash equivalents are liquid short-term investment funds and include net receivables and payables of the trust. These funds are available for immediate use to fund daily operations, execute investment policies, and serve as a temporary investment vehicle.

($ in millions)		December 31, 2023		
	Total	Level 1	Level 2	Level 3
Plan assets subject to leveling				
U.S. and international equities	$ 1,723	$ 1,723	$ —	$ —
Government and agency debt securities	448	—	448	—
Corporate and other debt securities	1,469	—	1,469	—
Group annuity contract	3	—	3	—
Net plan assets subject to leveling	$ 3,643	$ 1,723	$ 1,920	$ —
Plan assets not subject to leveling				
U.S. and international equities (a)	1,134			
Corporate and other debt securities	234			
Real estate investments	532			
Private partnerships	828			
Hedge funds	388			
Cash and cash equivalents, net (b)	114			
Total plan assets not subject to leveling	3,230			
Net plan assets	$ 6,873			

(a) U.S. and international equity securities include investments in small, medium, and large capitalization stocks of public companies held in commingled trust funds.

(b) Cash and cash equivalents are liquid short-term investment funds and include net receivables and payables of the trust. These funds are available for immediate use to fund daily operations, execute investment policies, and serve as a temporary investment vehicle.

There was no activity attributable to Level 3 retirement plan assets during the years ended December 31, 2024 and 2023.

17. STOCK COMPENSATION PLANS

As of December 31, 2024, HII had stock-based compensation awards outstanding under the following plans: the Huntington Ingalls Industries, Inc. 2011 Long-Term Incentive Stock Plan (the "2011 Plan"), the Huntington Ingalls Industries, Inc. 2012 Long-Term Incentive Stock Plan (the "2012 Plan"), and the Huntington Ingalls Industries, Inc. 2022 Long-Term Incentive Stock Plan (the "2022 Plan").

Stock Compensation Plans

On March 1, 2022, the Company's board of directors adopted the 2022 Plan, subject to stockholder approval, and the Company's stockholders approved the 2022 Plan on May 3, 2022. Award grants made on or after May 3, 2022, were made under the 2022 Plan. Award grants made prior to May 3, 2022, were made under the 2011 Plan or the 2012 Plan. No future grants will be made under the 2011 Plan or the 2012 Plan.

The 2022 Plan permits awards of stock options, stock appreciation rights, and other stock awards. Stock awards, in the form of RPSRs, RSRs, and stock rights, are granted to key employees and members of the board of directors without payment to the Company. The 2022 Plan authorized (i) 1.3 million new shares; plus (ii) any shares subject to outstanding awards under the 2012 Plan or 2011 Plan that were subsequently forfeited to the Company; plus (iii) any shares subject to outstanding awards under the 2012 Plan or 2011 Plan that were subsequently exchanged by the participant as full or partial payment to the Company in connection with any such award or exchanged by a participant or withheld by the Company to satisfy the tax withholding obligations related to any such award. As of December 31, 2024, the remaining aggregate number of shares of the Company's common stock authorized for issuance under the 2022 Plan was 1.1 million.

The 2012 Plan permitted awards of stock options, stock appreciation rights, and other stock awards. Stock awards, in the form of RPSRs, RSRs, and stock rights were granted to key employees and members of the board of directors without payment to the Company.

The 2011 Plan permitted the awards of stock options and other stock awards. Stock awards, in the form of stock rights, were granted to members of the board of directors without payment to the Company.

Stock Awards

Stock awards include RPSRs, RSRs, and stock rights. The fair value of stock awards is determined based on the closing market price of the Company's common stock on the grant date. Compensation expense for stock awards is measured based on the grant date fair value and recognized over the vesting period, generally three years.

For purposes of measuring compensation expense, the amount of shares ultimately expected to vest is estimated at each reporting date based on management's expectations regarding the relevant service or performance criteria.

The Company issued the following stock awards in the years ended December 31, 2024, 2023, and 2022:

Restricted Performance Stock Rights - For the year ended December 31, 2024, the Company granted approximately 0.1 million RPSRs at a weighted average share price of $288.26. These rights are subject to cliff vesting on December 31, 2026. For the year ended December 31, 2023, the Company granted approximately 0.2 million RPSRs at a weighted average share price of $215.24. These rights are subject to cliff vesting on December 31, 2025. For the year ended December 31, 2022, the Company granted approximately 0.2 million RPSRs at a weighted average share price of $204.41. These rights were fully vested as of December 31, 2024. All of the RPSRs are subject to the achievement of performance-based targets at the end of the respective vesting periods and will ultimately vest between 0% and 200% of grant date value.

Compensation Restricted Stock Rights - For the year ended December 31, 2024, the Company granted approximately 0.1 million compensation RSRs at a weighted average share price of $287.38. These rights vest 33 1/3% upon each of the first, second, and third anniversaries of the grant date. No compensation RSRs were granted for the years ended December 31, 2023 and 2022.

Retention Restricted Stock Rights - Retention stock awards are granted to key employees primarily to incentivize continued employment with the Company. In 2024, the Company granted approximately 2,200 retention RSRs at a weighted average share price of $281.01, with cliff vesting one to three years from the grant date. In 2023, the Company granted approximately 9,500 retention RSRs at a weighted average share price of $213.37, with cliff vesting two to three years from the grant date. In 2022, the Company granted approximately 2,400 retention RSRs at a weighted average share price of $208.81, with cliff vesting one to three years from the grant date. As of December 31, 2024, approximately 9,200 retention RSRs were outstanding.

The Company also received transfers of stock awards from employees in satisfaction of minimum tax withholding obligations associated with the vesting of stock awards during the period. The Company does not consider these transfers as treasury stock because the stock is not issued; rather, the award is surrendered in lieu of payments of cash to settle tax obligations.

Stock Rights and Stock Issuances - The Company granted stock rights to its non-employee directors on a quarterly basis in 2024, with each grant less than 10,000 shares. All stock rights granted to non-employee directors are fully vested on the grant date. If a non-employee director has met certain stock ownership requirements, the non-employee director may elect under the terms of the Amended and Restated Directors' Compensation Policy and Amended and Restated Board Deferred Compensation Policy to receive their annual equity award for the following calendar year in the form of either shares of the Company's common stock or stock units that are payable in the fifth calendar year after the year in which the annual equity award is earned, or, if earlier, upon termination of the director's board service.

Non-employee directors may also elect to receive their annual cash retainers in the form of stock units that become payable upon termination of the director's board service. Non-employee directors who elect to receive their annual cash retainers in the form of stock units and have met their stock ownership requirements may elect under the terms of the Amended and Restated Directors' Compensation Policy and Amended and Restated Board Deferred Compensation Policy to receive in the following calendar year either shares of the Company's common stock or stock units that are payable in the fifth calendar year after the year in which the stock units are earned, or, if earlier, upon termination of the director's board service.

Stock award activity for the years ended December 31, 2024, 2023, and 2022, was as follows:

	Stock Awards (in thousands)	Weighted-Average Grant Date Fair Value	Weighted Average Remaining Contractual Term
Outstanding as of December 31, 2021	485	$ 190.36	1.0 year
Granted	166	204.65	
Adjustment due to performance	52	209.04	
Vested	(170)	209.04	
Forfeited	(27)	199.40	
Outstanding as of December 31, 2022	506	189.68	1.0 year
Granted	177	215.16	
Adjustment due to performance	32	224.35	
Vested	(155)	224.35	
Forfeited	(25)	178.68	
Outstanding as of December 31, 2023	535	189.98	1.0 year
Granted	174	286.14	
Adjustment due to performance	61	181.76	
Vested	(206)	181.76	
Forfeited	(14)	240.77	
Outstanding as of December 31, 2024	550	$ 221.59	1.0 year

Vested awards include stock awards that fully vested during the year based on the level of achievement of the relevant performance goals. The performance goals for outstanding RPSRs granted in 2024, 2023, and 2022 were based on three metrics as defined in the grant agreements: earnings before interest, taxes, depreciation, amortization, and pension ("EBITDAP"), weighted at 40%, pension-adjusted return on invested capital ("ROIC"), weighted at 40%, and relative EBITDAP growth, weighted at 20%. The Company's EBITDAP growth is measured against EBITDAP growth of the S&P Aerospace and Defense Select Index.

Compensation Expense

The Company recorded $23 million, $34 million, and $36 million of expense related to stock awards for the years ended December 31, 2024, 2023, and 2022, respectively. The Company recorded $7 million, $10 million, and $9 million as tax benefits related to stock awards for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company recognized tax benefits for the years ended December 31, 2024, 2023, and 2022, of $6 million, $7 million, and $8 million, respectively, from the issuance of stock in settlement of stock awards.

Unrecognized Compensation Expense

As of December 31, 2024, the Company had $16 million of unrecognized compensation expense associated with RSRs granted in 2024 and 2023, which will be recognized over a weighted average period of 1.1 years, and $29 million of unrecognized expense associated with RPSRs granted in 2024 and 2023, which will be recognized over a weighted average period of 1 year.

18. SUBSIDIARY GUARANTORS

As described in Note 12: Debt, the Company issued senior notes through the consolidating parent company, HII. Performance of the Company's obligations under its senior notes outstanding as of December 31, 2024, including any repurchase obligations resulting from a change of control, is fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by each of HII's existing and future material domestic subsidiaries ("Subsidiary

Guarantors"). The Subsidiary Guarantors are 100% owned by HII. Each HII subsidiary that did not provide a guarantee ("Non-Guarantors") is not material and HII, as the parent company issuer, did not have independent assets or operations. There are no significant restrictions on the ability of the parent company and the Subsidiary Guarantors to obtain funds from their respective subsidiaries by dividend or loan, except those imposed by applicable law.

19. SUBSEQUENT EVENTS

In December 2024, the Company entered into a definitive agreement to acquire substantially all of the assets of W International, a South Carolina-based complex metal fabricator specializing in the manufacture of shipbuilding structures, modules, and assemblies, for a purchase price of $140 million, subject to customary purchase price adjustments. The transaction closed in January 2025 using cash on hand, and the Company is in the process of completing its purchase accounting evaluation and other related disclosures. The acquired manufacturing facility operates within the Newport News segment.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2024. Based on that evaluation, the Company's Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that, as of December 31, 2024, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in reports the Company files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to management to allow their timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the three months ended December 31, 2024, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management, with the participation of Company's Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), has conducted an assessment, including testing, using the criteria in *Internal Control – Integrated Framework* (*2013*), issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2024, based on criteria in *Internal Control – Integrated Framework* (*2013*), issued by the COSO. The effectiveness of the Company's internal control over financial reporting as of

December 31, 2024, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8.

ITEM 9B. OTHER INFORMATION

Adoption or Termination of Trading Arrangements

During the quarter ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Directors

Information regarding our directors will be incorporated herein by reference to the Proxy Statement for our 2025 Annual Meeting of Stockholders, to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Information about our Executive Officers

Our executive officers as of February 6, 2025 are listed below, along with their ages, position currently held, and business experience during at least the last five years.

Name	Age	Position(s)
Christopher D. Kastner	61	President and Chief Executive Officer
Brian D. Blanchette	50	Executive Vice President and President, Ingalls Shipbuilding
Todd R. Borkey	61	Executive Vice President and Chief Technology Officer
Chad N. Boudreaux	51	Executive Vice President and Chief Legal Officer
Jennifer R. Boykin	60	Executive Vice President, Special Projects
Eric D. Chewning	47	Executive Vice President, Strategy and Development
Edgar A. Green III	59	Executive Vice President and President, Mission Technologies
Paul C. Harris	60	Executive Vice President, Chief Sustainability and Compliance Officer
Brooke A. Hart	54	Executive Vice President, Communications
Stewart H. Holmes	63	Executive Vice President, Government and Customer Relations
Edmond E. Hughes	61	Executive Vice President and Chief Human Resources Officer
Stephen R. Powell	60	Corporate Vice President and Treasurer
Nicolas G. Schuck	51	Corporate Vice President, Controller and Chief Accounting Officer
Christopher W. Soong	52	Executive Vice President and Chief Information Officer
Thomas E. Stiehle	59	Executive Vice President and Chief Financial Officer
Kara R. Wilkinson	50	Executive Vice President and President, Newport News Shipbuilding

Christopher D. Kastner, *President and Chief Executive Officer* – Mr. Kastner has served as President and Chief Executive Officer since March 2022. Prior to becoming CEO, he served as Executive Vice President and Chief Operating Officer from February 2021 to February 2022, and as Executive Vice President and Chief Financial Officer from March 2016 to February 2021. Mr. Kastner served as Corporate Vice President and General Manager, Corporate Development from August 2012 to March 2016, and as Vice President and Chief Financial Officer, Ingalls Shipbuilding, from March 2011 to August 2012. Prior to the spin-off, Mr. Kastner held various positions, including as Vice President, Business Management and Chief Financial Officer, Northrop Grumman Shipbuilding, Gulf Coast, and as Vice President, Contracts and Risk Management, Northrop Grumman Ship Systems.

Brian D. Blanchette, Executive Vice President and President, Ingalls Shipbuilding – Mr. Blanchette has served as Executive Vice President and President, Ingalls Shipbuilding since January 2025. He previously served as Vice President, Quality and Engineering for Ingalls Shipbuilding from July 2021 to December 2024. From February 2015 to July 2021, he served as Director of Technical and Design Engineering at Ingalls Shipbuilding. Mr. Blanchette began his career at Ingalls Shipbuilding in 1996 and has held various positions of increasing responsibility during his tenure in Engineering, Program Management and Business Development.

Todd A. Borkey, Executive Vice President and Chief Technology Officer – Mr. Borkey has served as Executive Vice President and Chief Technology Officer since September 2022. Prior to that, he served as he served as Chief Technology Officer at Alion Science and Technology from October 2017 and continued in that role following the Company's acquisition of Alion until September 2022. Before joining Alion, Mr. Borkey served as CTO for Thales Defense and Security and DRS Defense Solutions.

Chad N. Boudreaux, Executive Vice President and Chief Legal Officer – Mr. Boudreaux has served as Executive Vice President and Chief Legal Officer since April 2020. He joined the Company in 2011 as Corporate Vice President for Litigation, Investigations and Compliance and was named Chief Compliance Officer in 2013, serving in these roles until being named to his current position. Before joining the Company, Mr. Boudreaux practiced law at Baker Botts LLP, where he established the law firm's Global Security and Corporate Risk Counseling practice group. Prior to that, he held various high-ranking positions in the U.S. government, including deputy chief of staff of the U.S. Department of Homeland Security and leadership positions at the U.S. Department of Justice.

Jennifer R. Boykin, Executive Vice President, Special Projects – Ms. Boykin has served as Executive Vice President, Special Projects since January 2025. She began her career in the Newport News Shipbuilding nuclear engineering division in 1987 and held positions of increasing responsibility at Newport News Shipbuilding, including as Vice President of Engineering and Design and Vice President of Quality and Process Excellence, until serving as Executive Vice President and President, Newport News Shipbuilding from July 2017 to December 2024.

Eric D. Chewning, Executive Vice President, Strategy and Development – Mr. Chewning has served as Executive Vice President, Strategy and Development since January 2023. Before joining HII, Mr. Chewning co-led McKinsey & Company's Aerospace & Defense practice in the Americas from April 2020 to January 2023. From January 2019 to January 2020, Mr. Chewning served as the Chief of Staff to the U.S. Secretary of Defense. Mr. Chewning is a former U.S. Army military intelligence officer and previously worked as an investment banker with Morgan Stanley & Co.

Edgar A. Green III, Executive Vice President and President, Mission Technologies – Mr. Green has served as Executive Vice President and President, Mission Technologies since December 2016. Prior to that, from January 2015 to December 2016, he served as Corporate Vice President, Corporate Development. From January 2013 to January 2015, Mr. Green served as Vice President, Component Manufacturing, for Newport News Shipbuilding, and, from March 2011 to January 2013, as Corporate Vice President, Investor Relations. Mr. Green served as a U.S. Navy nuclear submarine officer on board USS Tecumseh (SSBN-628).

Paul C. Harris, Executive Vice President and Chief Sustainability and Compliance Officer – Mr. Harris has served as Executive Vice President and Chief Sustainability and Compliance Officer since March 2022, and from September 2020 to March 2022, he served as Corporate Vice President, Chief Compliance and Privacy Officer. Before joining HII, Mr. Harris served as Senior Vice President at Hampton University from September 2016 to September 2020. Mr. Harris was a Member of the Virginia House of Delegates from 1998 to 2001.

Brooke A. Hart, Executive Vice President, Communications – Ms. Hart has served as Executive Vice President, Communications since September 2021. Prior to joining HII, she served as Vice President of Communications and Brand at Sierra Nevada Corporation, a defense contractor, from August 2015 until September 2021. In prior roles, Ms. Hart served as Vice President at Disruption Corporation and Crystal Tech Fund and as Senior Communications Officer at The Pew Charitable Trusts.

Stewart H. Holmes, Executive Vice President, Government and Customer Relations – Mr. Holmes has served as Executive Vice President, Government and Customer Relations since September 2021. From April 2017 until September 2021, he served as Senior Vice President of Washington Operations for Textron Inc.. In prior roles, Mr. Holmes served as the staff director/minority clerk for the Senate Appropriations Subcommittee on Defense, a staff member for the Senate Appropriations Committee and as an aide to Sen. Thad Cochran of Mississippi. Mr. Holmes served in the U.S. Marine Corps for more than two decades.

Edmond E. Hughes, Executive Vice President and Chief Human Resources Officer – Mr. Hughes has served as Executive Vice President and Chief Human Resources Officer since April 2022. From March 2006 until March 2022, he served as the Vice President of Human Resources and Administration for Ingalls Shipbuilding. Before joining Ingalls Shipbuilding, Mr. Hughes served in human resources roles of increasing responsibilities at General Motors and TRW Automotive.

Stephen R. Powell, *Corporate Vice President and Treasurer* – Mr. Powell has served as Corporate Vice President and Treasurer since January 2025. He previously served as Corporate Director and Assistant Treasurer from March 2011 to December 2024. From 2001 to 2011, Mr. Powell was responsible for treasury, overhead and capital planning for Northrop Grumman Shipbuilding.

Nicolas G. Schuck, Corporate Vice President, Controller and Chief Accounting Officer – Mr. Schuck has served as Corporate Vice President, Controller and Chief Accounting Officer since August 2015. Prior to that, he served as the Assistant Controller at our Newport News Shipbuilding division and as Corporate Assistant Controller.

Christopher W. Soong, Executive Vice President and Chief Information Officer – Mr. Soong has served as Executive Vice President and Chief Information Officer since April 2023. Prior to that, he served as Chief Information Officer for Mission Technologies from August 2021 to April 2023. From October 2018 to August 2021, Mr. Soong served as Senior Vice President and Chief Information Officer at Alion Science and Technology.

Thomas E. Stiehle, Executive Vice President and Chief Financial Officer – Mr. Stiehle has served as Executive Vice President and Chief Financial Officer since February 2021. Mr. Stiehle is responsible for the Company's business management functions, including investor relations, treasury, internal audit, contracts, accounting, financial reporting, planning and analysis, rates and budgets and mergers and acquisitions. From October 2012 until he assumed his current role, he served as Vice President and Chief Financial Officer of Ingalls Shipbuilding and, prior to that, served as Vice President, Contracts and Pricing at Ingalls.

Kara R. Wilkinson, Executive Vice President and President, Newport News Shipbuilding – Ms. Wilkinson has served as Executive Vice President and President, Newport News Shipbuilding since January 2025. Prior to that, she served as Executive Vice President and President, Ingalls Shipbuilding, from April 2021 to December 2024. From May 2016 until April 2021, she served as Vice President of Program Management at Ingalls Shipbuilding. Prior to that, Ms. Wilkinson held various positions in Business Development and Engineering at Ingalls Shipbuilding after beginning her career at Ingalls Shipbuilding in 1996 as a naval architect.

Audit Committee Financial Expert

Information as to the Audit Committee and the Audit Committee Financial Expert will be incorporated herein by reference to the Proxy Statement for our 2025 Annual Meeting of Stockholders.

Code of Ethics

We have adopted a Code of Ethics and Business Conduct for all of our employees, including the principal executive officer, principal financial officer, and principal accounting officer. The Code of Ethics and Business Conduct can be found on our internet website at HII.com under "Investors—Company—Corporate Governance." A copy of the Code of Ethics and Business Conduct is available to any stockholder who requests it by writing to: Huntington Ingalls Industries, Inc., c/o Office of the Secretary, 4101 Washington Avenue, Newport News, VA 23607. If we make any substantive amendments to the Code of Ethics and Business Conduct or grant any waivers to the Code of Ethics and Business Conduct, including any implicit waiver, to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we will disclose the nature of the amendment or waiver on our website.

References to our websites in this report are provided as a matter of convenience and do not constitute, and should not be viewed as, incorporation by reference of the information contained on, or available through, the website. Accordingly, such information should not be considered part of this report..

Insider Trading Policy

Information concerning our Insider Trading Policy, will be incorporated herein by reference to the Proxy Statement for our 2025 Annual Meeting of Stockholders.

Other Disclosures

Other disclosures required by this Item will be incorporated herein by reference to the Proxy Statement for our 2025 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

Information concerning executive compensation (other than information related to pay-for-performance), including information concerning compensation committee interlocks, insider participation, and the compensation committee report, will be incorporated herein by reference to the Proxy Statement for our 2025 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information as to security ownership of certain beneficial owners and management and related stockholder matters will be incorporated herein by reference to the Proxy Statement for our 2025 Annual Meeting of Stockholders.

Equity Compensation Plan Information

The following table provides information regarding the equity securities available for issuance under our equity compensation plans as of December 31, 2024:

Equity Compensation Plan Information

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	549,706	$0.00	1,107,849
Equity compensation plans not approved by security holders[2]	—	—	—
Total	549,706	$0.00	1,107,849

[1] Includes grants made under the Huntington Ingalls Industries, Inc. 2022 Long-Term Incentive Stock Plan (the "2022 Plan"), which was approved by our stockholders on May 3, 2022, Huntington Ingalls Industries, Inc. 2012 Long-Term Incentive Stock Plan (the "2012 Plan"), which was approved by our stockholders on May 2, 2012, and the Huntington Ingalls Industries, Inc. 2011 Long-Term Incentive Stock Plan (the "2011 Plan"), which was approved by the sole stockholder of HII prior to its spin-off from Northrop Grumman Corporation. These shares were comprised of 14,972 stock rights granted under the 2011 Plan, 50,216 stock rights and 144,515 restricted performance stock rights granted under the 2012 Plan, and 16,199 stock rights, 82,346 restricted stock rights, and 241,458 restricted performance stock rights granted under the 2022 Plan, assuming target performance achievement.

[2] No awards have been granted under plans not approved by security holders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information as to certain relationships and related transactions and director independence will be incorporated herein by reference to the Proxy Statement for our 2025 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information as to principal accountant fees and services will be incorporated herein by reference to the Proxy Statement for our 2025 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   1. Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)

Financial Statements

Consolidated Statements of Operations and Comprehensive Income

Consolidated Statements of Financial Position

Consolidated Statements of Cash Flows

Consolidated Statements of Changes in Equity

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts

All other schedules have been omitted because they are not applicable, not required, or the information has been otherwise supplied in the financial statements or notes to the financial statements.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	(Benefits)/Charges to Income	Other	Balance at End of Period
Year Ended December 31, 2022				
Valuation allowance for deferred tax assets	$ 22	$ 2	$ 4	$ 28
Year Ended December 31, 2023				
Valuation allowance for deferred tax assets	28	1	—	29
Year Ended December 31, 2024				
Valuation allowance for deferred tax assets	$ 29	$ (3)	$ —	$ 26

3. Exhibits

2.1   Separation and Distribution Agreement, dated as of March 29, 2011, among Titan II Inc. (formerly Northrop Grumman Corporation), Northrop Grumman Corporation (formerly New P, Inc.), Huntington Ingalls Industries, Inc., Northrop Grumman Shipbuilding, Inc. and Northrop Grumman Systems Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 4, 2011).

3.1   Restated Certificate of Incorporation of Huntington Ingalls Industries, Inc., filed March 30, 2011 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on April 4, 2011).

3.2   Certificate of Amendment to the Restated Certificate of Incorporation of Huntington Ingalls Industries, Inc., dated May 28, 2014 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2014).

3.3   Certificate of Amendment to the Restated Certificate of Incorporation of Huntington Ingalls Industries, Inc., dated May 21, 2015 (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q filed on August 6, 2015).

3.4   Certificate of Amendment to the Restated Certificate of Incorporation of Huntington Ingalls Industries, Inc., dated May 12, 2021 (incorporated by reference to Annex B to the Proxy Statement filed on March 19, 2021).

3.5   Restated Bylaws of Huntington Ingalls Industries, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on November 8, 2022).

4.1	Indenture, dated as of December 1, 2017, by and among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed on December 4, 2017).
4.2	First Supplemental Indenture, dated as of August 27, 2019, to the Indenture, dated as of December 1, 2017, among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to Form 10-Q filed on November 7, 2019).
4.3	Second Supplemental Indenture, dated as of June 30, 2020, to the Indenture, dated as of December 1, 2017, among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to Form 10-K filed on February 11, 2021).
4.4	Third Supplemental Indenture, dated as of December 14, 2021, to the Indenture, dated as of December 1, 2017, among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.4 to Form 10-K filed on February 10, 2022).
4.5	Indenture, dated March 30, 2020, by and among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed on March 30, 2020).
4.6	First Supplemental Indenture, dated as of June 30, 2020, to the Indenture, dated as of March 30, 2020, among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K filed on February 11, 2021).
4.7	Second Supplemental Indenture, dated as of December 14, 2021, to the Indenture, dated as of March 30, 2020, among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K filed on February 10, 2022).
4.8	Indenture, dated as of August 16, 2021, by and among Huntington Ingalls Industries, Inc., certain subsidiaries of Huntington Ingalls Industries, Inc., and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 8–K filed on August 16, 2021).
4.9	First Supplemental Indenture, dated as of December 14, 2021, to the Indenture, dated as of August 16, 2021, by and among Huntington Ingalls Industries, Inc., certain subsidiaries of Huntington Ingalls Industries, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.9 to Form 10-K filed on February 10, 2022).
4.10	Description of Securities
4.11	Indenture, dated as November 18, 2024, among Huntington Ingalls Industries, Inc., the guarantors named therein and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed November 18, 2024).
4.12	First Supplemental Indenture, dated as of November 18, 2024, among Huntington Ingalls Industries, Inc., the guarantors named therein and U.S. Bank Trust Company, National Association, as trustee, relating to 5.353% Senior Notes due 2030 and 5.749% Senior Notes due 2035 (incorporated by reference to Exhibit 4.2 to Form 8-K filed November 18, 2024).
4.13	Form of 5.353% Senior Notes due 2030 (incorporated by reference to Exhibit 4.2 to Form 8-K filed November 18, 2024).

4.14	Form of 5.749% Senior Notes due 2035 (incorporated by reference to Exhibit 4.2 to Form 8-K filed November 18, 2024).
10.1	Amended and Restated Revolving Credit Agreement, dated as of August 2, 2021, among Huntington Ingalls Industries, Inc., the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent and an Issuing Bank (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on August 5, 2021, File No. 001-34910).
10.2	Credit Agreement, dated as of August 2, 2021, among Huntington Ingalls Industries, Inc., the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on August 5, 2021, File No. 001-34910).
10.3	Form of Amended and Restated Indemnification Agreement and Schedule of directors and officers who have entered into such agreement (incorporated by reference to Exhibit 10.2 to Form 10-K filed on February 19, 2015, File No. 001-34910).
10.4	Intellectual Property License Agreement, dated as of March 29, 2011, between Northrop Grumman Systems Corporation and Northrop Grumman Shipbuilding, Inc. (incorporated by reference to Exhibit 10.4 to Form 8-K filed on April 4, 2011, File No. 001-34910).
10.5	Tax Matters Agreement, dated as of March 29, 2011, among Northrop Grumman Corporation (formerly New P, Inc.), Huntington Ingalls Industries, Inc. and Titan II Inc. (formerly Northrop Grumman Corporation) (incorporated by reference to Exhibit 10.5 to Form 8-K filed on April 4, 2011, File No. 001-34910).
10.6	Loan Agreement, dated as of May 1, 1999, between Ingalls Shipbuilding, Inc. and the Mississippi Business Finance Corporation relating to the Economic Development Revenue Bonds (Ingalls Shipbuilding, Inc. Project) Taxable Series 1999A due 2024 (incorporated by reference to Exhibit 10.6 to the Company's Amendment No. 1 to Registration Statement on Form 10 filed on November 24, 2010).
10.7	Indenture of Trust, dated as of May 1, 1999, between the Mississippi Business Finance Corporation and the First National Bank of Chicago, as Trustee, relating to the Economic Development Revenue Bonds (Ingalls Shipbuilding, Inc. Project) Taxable Series 1999A due 2024 (incorporated by reference to Exhibit 10.7 to the Company's Amendment No. 1 to Registration Statement on Form 10 filed on November 24, 2010).
10.8	Loan Agreement, dated as of December 1, 2006, between Northrop Grumman Ship Systems, Inc. and the Mississippi Business Finance Corporation relating to the Gulf Opportunity Zone Industrial Development Revenue Bonds (Northrop Grumman Ship Systems, Inc. Project), Series 2006 due 2028 (incorporated by reference to Exhibit 10.8 to the Company's Amendment No. 1 to Registration Statement on Form 10 filed on November 24, 2010).
10.9	Trust Indenture, dated as of December 1, 2006, between the Mississippi Business Finance Corporation and The Bank of New York Trust Company, N.A., as Trustee, relating to the Gulf Opportunity Zone Industrial Development Revenue Bonds (Northrop Grumman Ship Systems, Inc. Project), Series 2006 due 2028 (incorporated by reference to Exhibit 10.9 to the Company's Amendment No. 1 to Registration Statement on Form 10 filed on November 24, 2010).
10.10	Guaranty Agreement, dated as of May 1, 1999, between Litton Industries, Inc. and The First National Bank of Chicago, as Trustee (incorporated by reference to Exhibit 10.10 to the Company's Amendment No. 2 to Registration Statement on Form 10 filed on December 21, 2010).
10.11	Assumption of Guaranty of Litton Industries, Inc., dated as of January 1, 2003, by Northrop Grumman Systems Corporation (incorporated by reference to Exhibit 10.11 to the Company's Amendment No. 2 to Registration Statement on Form 10 filed on December 21, 2010).
10.12	Guaranty Agreement, dated as of December 1, 2006, between Northrop Grumman Corporation and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.12 to the Company's Amendment No. 2 to Registration Statement on Form 10 filed on December 21, 2010).

10.13 Performance and Indemnity Agreement, dated as of March 30, 2011, between Huntington Ingalls Industries, Inc. and Titan II Inc. (formerly Northrop Grumman Corporation) relating to the Gulf Opportunity Zone Industrial Development Revenue Bonds (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on May 11, 2011).

10.14 Performance and Indemnity Agreement, dated as of March 30, 2011, between Huntington Ingalls Industries, Inc. and Titan II Inc. (formerly Northrop Grumman Corporation) relating to certain performance guarantees associated with certain U.S. Navy shipbuilding contracts (incorporated by reference to Exhibit 10.7 to Form 10-Q filed on May 11, 2011, File No. 001-34910).

10.15 Ingalls Guaranty Performance, Indemnity and Termination Agreement, dated as of March 29, 2011, among Huntington Ingalls Industries, Inc., Northrop Grumman Systems Corporation and Northrop Grumman Shipbuilding, Inc. (incorporated by reference to Exhibit 10.8 to Form 10-Q filed on May 11, 2011, File No. 001-34910).

10.16 Huntington Ingalls Industries Supplemental Plan 2 (incorporated by reference to Exhibit 10.16 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011) and Amendment to Appendix G to the plan.

10.17* Second Amendment to Appendix G to Huntington Ingalls Industries Supplemental Plan 2-Officers Supplemental Executive Retirement Plan, as amended January 7, 2015 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 19, 2018, File No. 001-34910).

10.18* Huntington Ingalls Industries ERISA Supplemental Plan (incorporated by reference to Exhibit 10.17 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).

10.19* Severance Plan for Elected and Appointed Officers of Huntington Ingalls Industries, as amended and restated effective January 1, 2019 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on December 19, 2018, File No. 001-34910).

10.20* Huntington Ingalls Industries Deferred Compensation Plan (incorporated by reference to Exhibit 10.19 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).

10.21* Huntington Ingalls Industries Savings Excess Plan (incorporated by reference to Exhibit 10.20 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).

10.22* First Amendment to the Huntington Ingalls Industries Savings Excess Plan (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on August 3, 2017, File No. 001-34910).

10.23* Huntington Ingalls Industries Officers Retirement Account Contribution Plan (incorporated by reference to Exhibit 10.21 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).

10.24* HII Newport News Shipbuilding Inc. Retirement Benefit Restoration Plan (incorporated by reference to Exhibit 10.22 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).

10.25* Huntington Ingalls Industries Electronic Systems Executive Pension Plan (incorporated by reference to Exhibit 10.23 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).

10.26* Huntington Ingalls Industries, Inc. Special Officer Retiree Medical Plan (incorporated by reference to Exhibit 10.24 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).

10.27* Huntington Ingalls Industries, Inc. 2011 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.25 to the Company's Amendment No. 8 to Registration Statement on Form 10 filed on March 15, 2011).

10.28*   Huntington Ingalls Industries, Inc. Annual Incentive Plan, as amended and restated December 13, 2018 (incorporated by reference to Exhibit 10.3 to Form 8-K filed on December 19, 2018, File No. 001-34910).

10.29*   Form of Award Certificate applicable to Non-Employee Director Stock Units Granted Under the 2011 and 2012 Long-Term Incentive Stock Plans (incorporated by reference to Exhibit 10.30 to Form 10-K filed on February 27, 2013, File No. 001-34910).

10.30*   Form of Award Certificate applicable to Restricted Performance Stock Rights Granted Under the 2011 and 2012 Long-Term Incentive Stock Plans (incorporated by reference to Exhibit 10.31 to Form 10-K filed on February 27, 2014, File No. 001-34910).

10.31*   Form of Award Certificate applicable to Restricted Stock Rights Granted Under the 2011 and 2012 Long-Term Incentive Stock Plans (incorporated by reference to Exhibit 10.32 to Form 10-K filed on February 27, 2014, File No. 001-34910).

10.32*   Form of Award Certificate applicable to Stock Options Granted Under the 2011 and 2012 Long-Term Incentive Stock Plans (incorporated by reference to Exhibit 10.33 to Form 10-K filed on February 27, 2014, File No. 001-34910).

10.33*   Huntington Ingalls Industries, Inc. 2012 Long-Term Incentive Stock Plan (incorporated by reference to Annex A to the Proxy Statement filed on April 3, 2012, File No. 001-34910).

10.34*   Performance-Based Compensation Policy of Huntington Ingalls Industries, Inc (incorporated by reference to Annex B to the Proxy Statement filed on April 3, 2012, File No. 001-34910).

10.35*   Huntington Ingalls Industries, Inc. 2022 Long-Term Incentive Stock Plan (incorporated herein by reference to Annex B to the Company's definitive proxy statement filed on March 21, 2022, File No. 001-34910).

10.36*   Terms and Conditions Applicable to Restricted Performance Stock Rights Granted Under the 2022 Long-Term Incentive Stock Plan, as amended (incorporated by reference to Exhibit 10.36 to Form 10-K filed on February 1, 2024, File No. 001-34910).

10.37*   Terms and Conditions Applicable to Ratable Vesting Restricted Stock Rights Granted Under the 2022 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.37 to Form 10-K filed on February 1, 2024, File No. 001-34910).

10.38*   Terms and Conditions Applicable to Cliff Vesting Restricted Stock Rights Granted Under the 2022 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.38 to Form 10-K filed on February 1, 2024, File No. 001-34910).

10.39*   Terms and Conditions Applicable to Non-Employee Director Stock Units Granted Under the 2022 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on November 2, 2023, File No. 001-34910).

10.40*   Terms and Conditions Applicable to Non-Employee Director Stock Grants Under the 2022 Long-Term Incentive Stock Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Form 10-Q filed on November 2, 2023, File No. 001-34910).

10.41*   Huntington Ingalls Industries, Inc. Amended and Restated Directors' Compensation Policy (incorporated by reference to Exhibit 10.41 to Form 10-K filed on February 1, 2024, File No. 001-34910).

10.42*   Huntington Ingalls Industries, Inc. Directors Compensation Policy--Amended and Restated Board Deferred Compensation Policy (incorporated by reference to Exhibit 10.42 to Form 10-K filed on February 9, 2023, File No. 001-34910).

10.43	Amendment No. 1, dated April 24, 2023, to the Company's Amended and Restated Credit Agreement, dated August 2, 2021, among Huntington Ingalls Industries, Inc., the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and an issuing bank, and certain other issuing banks (incorporated by reference to Exhibit 10.1 to Form 8-K filed on April 28, 2023, File No. 001-34910).
10.44	Amendment No. 1, dated April 24, 2023, to the Company's Credit Agreement, dated August 2, 2021, among Huntington Ingalls Industries, Inc., the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to Form 8-K filed on April 28, 2023, File No. 001-34910).
10.45	Second Amended and Restated Credit Agreement, dated September 17, 2024, among the Company, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and an issuing bank and certain other issuing banks (incorporated by reference to Exhibit 10.1 to Form 8-K filed on September 17, 2024, File No. 001-34910).
19	Insider Trading Policy.
21.1	List of subsidiaries of Huntington Ingalls Industries, Inc.
22	List of subsidiary guarantors of registered securities of Huntington Ingalls Industries, Inc.
23.1	Consent of Deloitte & Touche LLP.
31.1	Certification of the Chief Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certificate of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certificate of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97*	Huntington Ingalls Industries, Inc. Compensation Recovery Policy (incorporated by reference to Exhibit 97 to Form 10-K filed on February 1, 2024, File No. 001-34910).
101	The following financial information for the company, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Operations and Comprehensive Income (Loss), (ii) the Consolidated Statements of Financial Position, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Changes in Equity, and (v) the Notes to Consolidated Financial Statements.
104	The cover page from the Company's Annual Report on form 10-K, formatted in Inline XBRL and contained in Exhibit 101.

*Indicates management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 6th day of February, 2025.

Huntington Ingalls Industries, Inc.

/s/ Christopher D. Kastner

Christopher D. Kastner
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Christopher D. Kastner Christopher D. Kastner	President, Chief Executive Officer and Director (Principal Executive Officer)	February 6, 2025
/s/ Thomas E. Stiehle Thomas E. Stiehle	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 6, 2025
/s/ Nicolas Schuck Nicolas Schuck	Corporate Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	February 6, 2025
/s/ Kirkland H. Donald Kirkland H. Donald	Chairman	February 6, 2025
/s/ Augustus L. Collins Augustus L. Collins	Director	February 6, 2025
/s/ Leo P. Denault Leo P. Denault	Director	February 6, 2025
/s/ Craig S. Faller Craig S. Faller	Director	February 6, 2025
/s/ Victoria D. Harker Victoria D. Harker	Director	February 6, 2025
/s/ Frank R. Jimenez Frank R. Jimenez	Director	February 6, 2025
/s/ Anastasia D. Kelly Anastasia D. Kelly	Director	February 6, 2025
/s/ Tracy B. McKibben Tracy B. McKibben	Director	February 6, 2025

/s/ Stephanie L. O'Sullivan		
Stephanie L. O'Sullivan	Director	February 6, 2025
/s/ Thomas C. Schievelbein		
Thomas C. Schievelbein	Director	February 6, 2025
/s/ John K. Welch		
John K. Welch	Director	February 6, 2025



Corporate Information

Corporate Headquarters
Huntington Ingalls Industries, Inc.
4101 Washington Avenue
Newport News, VA 23607
Tel: 757-380-2000

Stock Exchange Listing
Huntington Ingalls Industries Common Stock
is listed on the New York Stock Exchange
Ticker Symbol: HII



Transfer Agent/Stockholder Inquiries
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
(888) 665-9610
computershare.com/investor

Investor Relations
757-380-2104 or 757-380-7911
e-mail: investor.relations@hii-co.com

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
901 East Byrd Street
Suite 820
Richmond, VA 23219
Tel: 804-697-1500
Fax: 804-697-1825

For reporting complaints about Huntington Ingalls Industries accounting, internal accounting controls or auditing matters or any other concerns to the Board of Directors or the Audit Committee, you may write to:

Board of Directors
Huntington Ingalls Industries, Inc.
c/o Tiffany McConnell King, Corporate Secretary
4101 Washington Avenue
Newport News, VA 23607
e-mail: ocs@hii-co.com

Use of Non-GAAP Financial Measures

This Annual Report contains non-GAAP (accounting principles generally accepted in the United States of America) financial measures, as defined by Securities and Exchange Commission Regulation G. While we believe these measures may be useful to investors and other users of our financial statements in evaluating our performance, they should be considered supplemental in nature and not in isolation or as a substitute for financial information presented in accordance with GAAP. Definitions and reconciliations for the non-GAAP financial measures contained in this Annual Report are provided below. These measures may not be comparable to similarly titled measures of other companies.

Segment operating income is defined as operating income for the relevant segment(s) before the Operating FAS/CAS Adjustment and non-current state income taxes.

Segment operating margin is defined as segment operating income as a percentage of sales and service revenues.

Free cash flow is defined as net cash provided by operating activities less capital expenditures net of related grant proceeds.

Segment Operating Income and Free Cash Flow Reconciliation

($ in millions)	Year Ended December 31	
	2024	2023
Sales and Service Revenues	**$11,535**	$ 11,454
Operating Income	535	781
Non-segment factors affecting operating income:		
Operating FAS/CAS adjustment	62	72
Non-current state income taxes	(24)	(11)
Segment Operating Income	573	842
Segment Operating Margin	5.0%	7.4%
Net Cash Provided by Operating Activities	393	970
Less capital expenditures:		
Capital expenditure additions	(367)	(292)
Grant proceeds for capital expenditures	14	14
Free Cash Flow	40	692

Forward-Looking Statements

Statements in this Annual Report, other than statements of historical fact, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "guidance," "outlook," "predicts," "potential," "continue," and similar words or phrases or the negative of these words or phrases. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. Although we believe the expectations reflected in the forward-looking statements are reasonable when made, we cannot guarantee future results, levels of activity, performance, or achievements. There are a number of important factors that could cause our actual results to differ materially from the results anticipated by our forward-looking statements, which include, but are not limited to: our dependence on the U.S. government for substantially all of our business; significant delays or reductions in appropriations for our programs and/or changes in customer priorities and requirements (including government budgetary constraints, shifts in defense spending, and changes in customer short-range and long-range plans); our ability to estimate our future contract costs, including cost increases due to inflation, labor challenges, changes in trade policy, or other factors and our efforts to recover or offset such costs and/or changes in estimated contract costs, and perform our contracts effectively; changes in business practices, procurement processes and government regulations and our ability to comply with such requirements; adverse economic conditions in the United States and globally; our level of indebtedness and ability to service our indebtedness; our ability to deliver our products and services at an affordable life cycle cost and compete within our markets; our ability to attract, retain, and train a qualified workforce; subcontractor and supplier performance and the availability and pricing of raw materials and components; our ability to execute our strategic plan, including with respect to share repurchases, dividends, capital expenditures, and strategic acquisitions; investigations, claims, disputes, enforcement actions, litigation (including criminal, civil, and administrative), and/or other legal proceedings, and improper conduct of employees, agents, subcontractors, suppliers, business partners, or joint ventures in which we participate, including the impact on our reputation or ability to do business; changes in key estimates and assumptions regarding our pension and retiree health care costs; security threats, including cyber security threats, and related disruptions; natural and environmental disasters and political instability; health epidemics, pandemics and similar outbreaks; and other risk factors discussed herein and in our other filings with the SEC. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business, and we undertake no obligation to update or revise any forward-looking statements. You should not place undue reliance on any forward-looking statements that we may make.

Our Annual Report on Form 10-K for the year ended December 31, 2024 forms a part of this 2024 Annual Report. If you would like an additional copy of our Form 10-K, you can access it through the Investor Relations page of our website (hii.com) or at the SEC website (sec.gov). The Form 10-K is also available free of charge by writing to us at: Office of the Corporate Secretary, Huntington Ingalls Industries, Inc., 4101 Washington Avenue, Newport News, Virginia 23607. Exhibits to the Form 10-K are also available if requested.

BOARD OF DIRECTORS



From top row left to right: Christopher D. Kastner, President and CEO, HII; Augustus L. Collins, CEO, MINACT, Inc., Major General, U.S. Army (Ret.); Leo Denault, Former Chairman and CEO, Entergy Corporation, Chair of Audit Committee; John K. Welch, Former President and CEO, Centrus Energy Corp., Chair of Governance and Policy Committee; Craig S. Faller, Admiral, U.S. Navy (Ret.); Thomas C. Schievelbein, Former Chairman, President and CEO, The Brink's Company, Chair of Finance Committee; Frank R. Jimenez, General Counsel and Corporate Secretary, GE Healthcare Technologies; Anastasia D. Kelly, Senior Advisor to the Chair and Executive Director of Client Relations, DLA Piper; Victoria D. Harker, Former Executive Vice President and Chief Financial Officer, TEGNA, Inc., Chair of Compensation Committee; Kirkland H. Donald, Chairman of the Board, HII, Admiral, U.S. Navy (Ret.); Stephanie O'Sullivan, Former Principal Deputy Director, Office of the Director of National Intelligence, Chair of Cybersecurity Committee; Tracy B. McKibben, Founder and CEO, MAC Energy Group Companies

SENIOR EXECUTIVE TEAM AND ELECTED OFFICERS


Christopher D. Kastner
President and Chief Executive Officer


Todd Borkey
Executive Vice President and Chief Technology Officer


Brian Blanchette
Executive Vice President and President, Ingalls Shipbuilding


Chad Boudreaux
Executive Vice President and Chief Legal Officer


Eric D. Chewning
Executive Vice President, Strategy and Development


Andy Green
Executive Vice President and President, Mission Technologies


Paul C. Harris
Executive Vice President and Chief Sustainability and Compliance Officer


Brooke Hart
Executive Vice President of Communications


Stewart Holmes
Executive Vice President, Government and Customer Relations


Edmond E. Hughes
Executive Vice President and Chief Human Resources Officer


Chris Soong
Executive Vice President and Chief Information Officer


Thomas E. Stiehle
Executive Vice President and Chief Financial Officer


Kari Wilkinson
Executive Vice President and President, Newport News Shipbuilding


Tiffany M. King
Corporate Vice President, Associate General Counsel and Secretary


Stephen R. Powell
Corporate Vice President and Treasurer


Nicolas G. Schuck
Corporate Vice President, Controller and Chief Accounting Officer



HII.com